As filed with the Securities and Exchange Commission on October 17, 2008
Registration No. 333-152006
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UFOOD RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	5812	20-4463582
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

255 Washington Street, Suite 100
Newton, MA 02458
(617) 787-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George Naddaff, Chief Executive Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458
(617) 787-6000
(Name, address including zip code, and
telephone number, including area code, of agent for service)

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022
(212) 400-6900

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common stock, par value $0.001 per share	26,035,260 shares	$1.35	$35,147,601	$1,381.30	(4)

(1)	Consists of (i) 15,659,059 issued and outstanding shares of common stock and (ii) 10,376,201 shares of common stock issuable upon exercise of warrants.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)
Estimated solely for the purpose of determining the amount of the registration fee, based on the average of the high and low sale prices of the common stock as reported by the OTC Bulletin Board on June 26, 2008, in accordance with Rule 457(c) under the Securities Act of 1933.

(4)	Paid in connection with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 17, 2008

UFOOD RESTAURANT GROUP, INC.

Prospectus

26,035,260 shares of common stock

This prospectus relates to the offering by the selling stockholders of UFood Restaurant Group, Inc., of up to 26,035,260 shares of our common stock, par value $0.001 per share. These shares include (i) 15,659,059 issued and outstanding shares of common stock and (ii) 10,376,201 shares of our common stock issuable upon exercise of warrants. We are registering the offer and sale of the common stock to satisfy registration rights we have granted to the selling stockholders. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The selling stockholders have advised us that they will sell the shares of our common stock from time to time in the open market, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

Our common stock is traded on the OTC Bulletin Board under the symbol “UFFC.OB”. On October 16, 2008, the closing price of our common stock was $0.45 per share.

Investing in our common stock involves risks. Before making any investment in our securities, you should read and carefully consider risks described in the “Risk Factors” section beginning on page 5 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated      , 2008.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. Potential investors should read the entire prospectus carefully, including the more detailed information regarding our business provided below in the “Description of Business” section, the risks of purchasing our common stock discussed under the “Risk Factors” section, and our financial statements and the accompanying notes.

As used in this prospectus, “UFood,” “the Company,” “we,” “us” and “our” refer to UFood Restaurant Group, Inc., a Nevada corporation, and its wholly-owned subsidiaries taken as a whole, unless otherwise stated or the context clearly indicates otherwise. “KnowFat” refers to the operations of KnowFat Franchise Company, Inc., a Delaware company, prior to the December 18, 2007, merger, discussed below, which resulted in KnowFat Franchise Company, Inc., becoming a wholly-owned subsidiary of ours.

Our Company

We are a franchisor and operator of fast-casual food service restaurants and nutritional product retail stores that capitalize on what we believe are the developing trend toward healthier living and eating and the increasing consumer demands for restaurant fare that offers appetizing food with healthy attributes. We believe our menu items are made with higher quality ingredients and healthier cooking techniques than ordinary quick serve food. Consequently, we believe our menu provides customers with a delicious and healthy alternative to typical fast food options. Guests order at a counter and wait three to five minutes for their meals to be prepared. At UFood Grill, we bake, grill or steam our menu offerings; we never fry our food. All of the meat we serve is all-natural and hormone-free. Our sauces, cheeses and salad dressings are reduced-fat. We serve whole-grain breads and side dishes and, where we can do so while still charging our customers a reasonable price, organic meats and vegetables (meeting U.S. Food and Drug Administration standards for “organic”). The food is served on ceramic plates with metal utensils and is either taken to the table by each guest or delivered to the table by a UFood server. Delivering great taste and an overall pleasing dining experience for an individual customer is the focus of UFood’s mission and concept.

We were incorporated in the State of Nevada on February 8, 2006, as Axxent Media Corporation. Prior to December 18, 2007, we were a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. As Axxent Media Corporation, our business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films for reproduction and distribution to foreign countries. Following the merger described below, we abandoned our plans to obtain reproduction and distribution rights to films. On August 8, 2007, we changed our name to UFood Franchise Company, and on September 25, 2007, we changed our name to UFood Restaurant Group, Inc.

On December 18, 2007, a wholly-owned subsidiary of our Company merged with and into KnowFat Franchise Company, Inc., with KnowFat surviving the merger as our wholly-owned subsidiary. Following the merger, we continued KnowFat’s business operations. KnowFat was founded in 2004 to capitalize on the popularity of a chain of fast-casual concept restaurants operating under the trade name “Lo Fat Know Fat” in the greater Boston area, as well as the trend we believe is developing in the United States towards healthier living and eating. After operating for three years as KnowFat! Lifestyle Grille, while continuously modifying and improving the concept, management decided that future locations will operate under the name UFood Grill.

Our operations currently consist of eight restaurants in the Boston area, Naples, FL, Chicago, IL and Sacramento, CA, comprising four Company-owned restaurants and four franchise-owned locations. We currently operate one of the franchise-owned locations pursuant to a management services agreement. We have entered into a total of six area development agreements covering 68 franchise units in nine states (California, Colorado, Florida, Illinois, Idaho, Montana, Texas, Utah and Wyoming), including three of the four franchise locations currently open and operating, and requiring the construction by franchisees of 65 future UFood Grill outlets. In addition, we have entered into one individual franchise agreement in Massachusetts, which is currently open and operating.

An area development agreement grants the area developer the right to acquire franchises to develop, own and operate a specified number of UFood outlets at locations approved by us within a defined geographic area. Area development agreements include a development schedule that lists the total number of outlets the area developer must develop, the area(s) in which they must be developed and the required opening date for each outlet. In order for an area developer to acquire the rights to a territory, the developer must pay up front one-half of the franchise fee for each unit that developer agrees to build in the territory. In some agreements, we have deferred the payment of the up-front fee, so that the developer pays up-front fees for the first few stores upon the execution of the agreement and fees for the stores opening in later specified phases of the build-out at a later date. Each unit when completed becomes subject to an individual UFood franchise agreement as described below. We may also enter into individual franchise agreements not covered by an area development agreement.

Our standard franchise agreement typically provides for a term of 15 years and gives the franchisee two five-year renewal options. Our franchise agreement typically requires the payment of a one-time franchise fee of $35,000 per restaurant, royalties of 5% of gross sales and contributions to a system-wide advertising fund of 1.5% of gross sales. The franchisee is also required to spend 1.5% of gross sales on local marketing. In general, 50% of the franchise fee is payable at the time the franchise agreement is signed and the balance is due at the time each store opens.

Our standard franchise and area development agreements require franchisees and area developers to develop a specified number of stores on or before specific dates. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the agreement, retain up-front franchise fees and develop company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers and franchisees of the terms of their franchise agreements including the failure to open locations on time and non-compliance with our operating and brand requirements and other covenants under the franchise agreement.

Included in the six area development agreements described above are three area development agreements we entered into during 2008. The three area development agreements we have entered into this year cover 46 UFood Grill outlets (45 future and one operating), comprising five UFood Grill units in the Chicago metropolitan area (including one unit that opened in July 2008), 38 UFood Grill units in a five-state area composed of Colorado, Utah, Montana, Idaho and Wyoming and three units at airports in Texas. The three area development agreements we entered into prior to 2008 cover 22 UFood Grill outlets including two UFood Grill outlets currently open and operating and 20 UFood Grill outlets to be constructed in the future in Naples, FL, Sacramento, CA, and San Jose, CA. In October 2008, we terminated the franchise agreement covering a KnowFat! Lifestyle Grill in Waltham, Massachusetts, that we had been operating pursuant to a management services agreement because the franchisee failed to pay royalties due under the franchise agreement and the restaurant was unprofitable. The management services agreement was also terminated and the store has been closed. In May 2008, we terminated a 2005 franchise agreement with our franchisee operator in Dade and Broward Counties, Florida, covering 24 franchise locations, because the franchisee did not meet the opening timeline specified in the agreement, and we have reclaimed the franchise territory. We have previously terminated four other agreements covering two operating and 16 unopened locations for similar reasons.

Of the 65 franchise locations to be constructed under existing area development agreements, five locations are expected to open before December 31, 2008, eleven locations are expected to open in 2009, five locations in 2010, 13 locations in 2011 and 31 locations thereafter. The rate at which current and future area developers and franchisees open locations will depend upon several factors, including the identification of suitable store sites, the negotiation of long-term leases, the permitting process, the construction of the stores, the ability to attract, train and retain employees and the ability to secure financing on acceptable terms. We intend to supplement the opening of franchisee-owned locations with additional Company-owned locations. While we have not set a specific target or timetable for Company-owned stores, we expect Company-owned locations will be concentrated in the New England area and could represent approximately 10% of total system-wide locations over the longer term. The rate at which we open Company-owned locations will depend on the same factors that impact the development and opening of franchisee-owned locations as well as the financial resources available to us.

Individual franchisees and area developers are required to pay for store construction costs, preopening costs and the costs of operating the store. We estimate it costs between $560,000 and $760,000 for a franchisee to open one of our outlets. Typically, franchisees are required to open their first outlet within nine months after they sign their franchise or area development agreement.

We believe the sale of franchises allows us to expand the UFood Grill brand faster than the construction and operation of company-owned outlets due to the Company’s limited human and financial resources, while allowing us to collect franchise fees and royalties. Under our area development and franchise agreements, we receive royalties on gross franchise sales as described above, and we do not pay any of the construction, opening, operating or marketing costs (other than certain de minimis training costs). We do not provide or arrange financing to franchisees or area developers.

All of our company-owned restaurants and franchise-owned locations now operate, and all future locations will operate, under the name UFood Grill.

Prior to the merger with KnowFat, our headquarters were located in Vancouver, British Columbia, Canada. Following the merger, our headquarters were relocated to 255 Washington Street, Suite 100, Newton, Massachusetts 02458. Our telephone number is (617) 787-6000.

For the three months ended June 29, 2008, our revenues were $1.635 million, with a net loss of $3.096 million. For the six  months ended June 29, 2008, our revenues were $2.961 million, with a net loss of $4.879 million. For the year ended December 30, 2007, our revenues were $4.905 million, with a net loss of $5.451 million.

Corporate Information

Our principal executive offices are located at 255 Washington Street, Suite 100, Newton, Massachusetts 02458. Our telephone number is (617) 787-6000. Our website address is www.ufoodgrill.com. Information contained on our website is not deemed part of this prospectus.

The Offering

Common stock currently outstanding	34,818,490 shares (1)

Common stock offered by the Company	None

Common stock offered by the selling stockholders	26,035,260 shares(2)

Common stock outstanding after the offering	45,194,691 shares (3)

Use of proceeds	We will not receive any of the proceeds from the sales of our common stock offered by this prospectus.

OTC Bulletin Board symbol	UFFC.OB

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 5 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)	As of October 16, 2008.
(2)	Includes 10,376,201 shares of common stock issuable upon exercise of warrants held by the selling stockholders.
(3)	Assumes the full exercises of the warrants held by the selling stockholders to acquire 10,376,201 shares of common stock and assumes all our other outstanding options and warrants are not exercised.

Summary Financial Information

The following tables summarizes historical financial data regarding our business and should be read together with the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes included in this prospectus.
	Year Ended		Three Months Ended (unaudited)
	December 30, 2007	December 31, 2006	June 29, 2008	July 1, 2007
Statement of Operations Data

Revenues	$4,904,883	$3,691,694	$1,635,371	$1,356,187
Total costs and expenses	9,912,012	7,710,553	4,815,420	3,078,720
Net loss	$(5,451,414)	$(4,125,613)	$(3,096,118)	$(1,806,611)
Weighted average shares outstanding, basic and fully diluted	9,433,081	7,919,388	34,724,165	8,262,486
Net loss per common share, basic and fully diluted	$(0.68)	$(0.60)	$(0.09)	$(0.25)

Statement of Cash Flows Data

Net cash used in operating activities	$3,134,984	$3,539,743	$3,112,528	$1,752,437
Cash and cash equivalents (end of period)	3,352,201	1,840,090	3,505,594	498,319

Balance Sheet Data	At December 30, 2007	December 31, 2006	At (unaudited) June 29, 2008	July 1, 2007

Current assets	$4,762,989	$2,172,801	$4,509,479	$940,655
Total assets	8,583,546	6,067,522	8,468,647	4,406,322
Current liabilities	3,597,594	3,387,458	2,756,645	4,465,409
Total liabilities	4,563,448	7,777,241	3,574,073	5,496,090
Total stockholders’ equity (deficit)	4,020,098	(1,709,719)	4,894,574	(1,089,767)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this prospectus and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, express or implied, of our annual growth, operating results, future earnings, plans and objectives, contain forward-looking statements. In some cases, you can identify such forward-looking statements by words such as “estimate,” “project,” “intend,” “forecast,” “future,” “anticipate,” “plan,” “anticipates,” “target,” “planning,” “positioned,” “continue,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such terms and other comparable terminology that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus and in our other public filings with the Securities and Exchange Commission. It is routine for internal projections and expectations to change as the year or each quarter of the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this prospectus or other periodic reports are made only as of the date made and may change. We do not undertake any obligation to update or publicly release the result of any revision to these forward-looking statements to reflect events or circumstances occurring after the date they are made or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in shares of our common stock is highly speculative and involves a high degree of risk. We face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our common stock you should carefully consider the following risks, together with the financial and other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment. Only those investors who can bear the risk of loss of their entire investment should participate in this offering.

Risks Related to Our Company and Our Business

We have a limited operating history and are subject to all of the risks inherent in the expansion of an early-stage business.

KnowFat was formed approximately four years ago, and we have a short operating history upon which an investor can evaluate our performance. Our proposed operations are subject to all of the risks inherent in the expansion of an early-stage business enterprise, including higher-than-expected expenses and uncertain revenues. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion of an early-stage business and the competitive environment in which we operate. We have had no profits to date, and there can be no assurance of future profits. As a result of the expansion-stage nature of our business and the fact that we will incur significant expenses in connection with our activities, we can be expected to sustain operating losses for the foreseeable future.

We have not been profitable to date and expect our operating losses to continue for the foreseeable future; we may never be profitable.

We have incurred annual operating losses and generated negative cash flows since our inception and have financed our operations principally through equity investments and borrowings. At this time, our ability to generate sufficient revenues to fund operations is uncertain. For the fiscal year ended December 30, 2007, we had revenue of $4,904,883 and incurred an operating loss of $5,007,129. For the fiscal year ended December 31, 2006, we had revenue of $3,691,694 and incurred an operating loss of $4,018,859. Our total accumulated deficit through December 30, 2007, was $14,842,239. For the three months ended June 29, 2008, we had revenue of $1,635,371 and incurred a net loss of $3,096,118. For the three months ended July 1, 2007, we had revenue of $1,356,187 and incurred a net loss of $1,806,611. Our total accumulated deficit through June 29, 2008 was $19,721,395.

As a result of our brief operating history, revenue is difficult to predict with certainty. Current and projected expense levels are based largely on estimates of future revenue. We expect expenses to increase in the future as we expand our sales, marketing and administrative activities and incur the expenses of being a public company. As a result, we expect to incur additional losses for at least the next 18 months. We cannot assure you that we will be profitable in the future or generate future revenues. Accordingly, the extent of our future losses and the time required to achieve profitability, if ever, is uncertain. Failure to achieve profitability could materially and adversely affect the value of our Company and our ability to effect additional financings. The success of the business depends on our ability to increase revenues to offset expenses. If our revenues fall short of projections, our business, financial condition and operating results will be materially adversely affected.

There are risks inherent in expansion of operations, including our ability to sell franchises, generate profits from new restaurants, find suitable sites and develop and construct stores in a timely and cost-effective way.

We cannot project with certainty, nor do we make any representations regarding, the number of franchises we will be able to sell or the number of new restaurants we and our franchisees will open in accordance with our present plans and within the timeline or the budgets that we currently project. While our business plan focuses primarily on the sale of franchises rather than building and operating additional Company-owned stores, sales at Company-owned stores represented over 92% of our total revenues for the year ended December 30, 2007.  Our failure to sell the projected number of franchises would adversely affect our ability to execute our business plan by, among other things, reducing our revenues and profits and preventing us from realizing our strategy of being the first major franchiser of retail outlets offering a combination of food service featuring low-fat, low-carbohydrate and low-calorie food items, selected beverages and nutritional products to the general public. Furthermore, we cannot assure you that our new restaurants will generate revenues or profit margins consistent with those currently operated by us and our franchisees or that our restaurants will be operated profitably.

During the year ended December 30, 2007, our store operations business segment generated revenues of $4,543,194 and an operating loss of $999,385. The store segment operating loss for the year ended December 30, 2007 included a loss on disposal of $666,838 resulting from the closure of one Company-owned store and the sale of another Company-owned store. During the year ended December 31, 2006, our store operations segment generated revenues of $3,273,103 and an operating loss of $401,840. For the six month period ended June 29, 2008, our store operations segment generated revenues of $2,828,922 and an operating loss of $339,345. For the six months ended July 1, 2007, our store operations generated revenues of $2,509,498 and an operating loss of $622,028. The operating loss for the six months ended June 29, 2008 included $236,758 of legal and other costs associated with the subcontractor liens described in Note 7 of the Notes to Consolidated Financial Statements for the three months and six months ended June 29, 2008. The operating loss for the six months ended July 1, 2007 included a loss on disposal of $490,143 resulting from the closure of a Company-owned store.

We will rely primarily upon area developers to open and operate franchise units. The number of openings and the performance of new stores will depend on various factors, including:

•	the availability of suitable sites for new stores;

•
our and our franchisees’ ability to negotiate acceptable lease or purchase terms for new locations, obtain adequate financing, on favorable terms, required to construct, build-out and operate new stores and meet construction schedules, and hire and train and retain qualified store managers and personnel;

•	managing construction and development costs of new stores at affordable levels;

•	the establishment of brand awareness in new markets; and

•	the ability of our Company and our area developers to manage this anticipated expansion.

While the impact varies with the location and the qualifications of the franchisee, tight credit markets are generally making financing for construction and operation of restaurants more difficult to obtain on favorable terms.

Competition for suitable store sites in target markets is intense, and lease costs are increasing (particularly for urban locations). Not all of these factors are within our control or the control of our franchisees, and there can be no assurance that we will be able to accelerate our growth or that we will be able to manage the anticipated expansion of our operations effectively.

We will depend on contractors and real estate developers to construct our stores. Many factors may adversely affect the cost and time associated with the development and construction of our stores, including:

•	labor disputes;

•	shortages of materials or skilled labor;

•	requirements to use union labor;

•	energy prices.

•	adverse weather;

•	unforeseen engineering problems;

•	environmental problems;

•	construction or zoning problems;

•	local government regulations;

•	modifications in design; and

•	other unanticipated increases in costs.

Any of these factors could give rise to delays or cost overruns, which may prevent us from developing additional stores within our anticipated budgets or time periods or at all. Any such failure could cause our business, results of operations and financial condition to suffer. The recent volatility in certain commodity markets, such as those for energy, grains and dairy products, which have experienced significant increases in prices, may be generally causing franchisees in our industry to delay construction of new restaurants and/or causing potential new franchisees to reconsider entering into franchise agreements.

Our business plan is dependent on the franchising model; therefore, our success will generally depend on the success of our franchisees.

Because royalties from franchisees’ sales are a principal component of our revenue base, our success is dependent upon our ability to attract highly qualified franchisees and the ability of our franchisees to promote and capitalize upon UFood’s concept. Our franchisees generally depend upon financing from banks and other financial institutions to finance the cost of opening a new restaurant. If franchisees cannot obtain reasonable financing and restaurants do not open, our royalties from those restaurants will not exist. Even if we are successful in selling franchise units, the contemplated expansion may entail difficulty in maintaining quality standards, operating controls and communications, and in attracting qualified restaurant operators. Locations for units will be based on theoretical projections of market demand with no assurance that such locations will prove successful. As a result, franchise units may not attain desired levels of revenues or may attain them more slowly than projected, and this would adversely affect our results of operations. Since we are dependent on franchisee royalties, we are also at risk for the non-performance by our franchisees of their payment and other obligations under our franchise agreements. For example, in May 2008, we terminated a 2005 franchise agreement with our franchisee operator in Dade and Broward Counties, Florida, covering 24 unopened franchise locations because the franchisee did not meet the opening timeline specified in the agreement, and we have reclaimed the franchise territory. In 2007, two agreements covering two operating and four unopened locations were terminated after the stores ceased operations. Two other agreements covering twelve unopened locations were also terminated when the area developers did not meet the opening timeline set forth in their agreements. Currently, three area developers in San Jose, Sacramento and Naples, whose agreements require them to develop an aggregate of 22 restaurants, have failed to meet their agreed opening timelines for an aggregate of seven restaurants; however, construction has begun on one of the seven restaurants, and leases are being negotiated on two other locations. Management believes these and all the other restaurants covered by these agreements will ultimately be completed. Similar defaults or failures by other franchisees could materially adversely affect our growth plans and our business, financial condition and operating results.

Our past and future operating losses may make it more difficult for us to attract new franchisees.

Potential new franchisees may be reluctant to commit to develop new UFood Grill restaurants as long as we are not profitable. As stated above, we have not been profitable to date and expect our operating losses to continue for at least the next 18 months. Until we have demonstrated the ability to be profitable, we may find it difficult to attract new franchisees, who are required to expend substantial sums to develop, construct and operate new restaurants, if they perceive that there is a risk that we will not continue in business.

We may be subject to general risk factors affecting the restaurant industry, including current economic climate, costs of labor and food prices.

If we grow as anticipated, our Company and our franchisees may be affected by risks inherent in the restaurant industry, including:

•	adverse changes in national, regional or local economic or market conditions;

•	increased costs of labor (including increases in the minimum wage);

•	increased costs of food and nutritional products;

•	availability of, and ability to obtain, adequate supplies of ingredients that meet our quality standards;

•	increased energy costs;

•	management problems;

•	increases in the number and density of competitors;

•	limited alternative uses for properties and equipment;

•	changing consumer tastes, habits and spending priorities;

•	changing demographics;

•	the cost and availability of insurance coverage;

•	uninsured losses;

•	changes in government regulation;

•	changing traffic patterns;

•	weather conditions; and

•	local, regional or national health and safety matters.

Our Company and our franchisees may be the subject of litigation based on discrimination, personal injury or other claims. We can be adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues resulting from one restaurant or a limited number of restaurants in our system. None of these factors can be predicted with any degree of certainty, and any one or more of these factors could have a material adverse effect on our Company.

There is intensive competition in our industry, and we will be competing with national and regional chains and independent restaurant operators.

The restaurant industry and the nutritional products business are both intensely competitive. There are several healthy-food themed restaurants, most of which have fewer than six units. Moreover, the retail food industry in general, which is highly competitive and includes highly sophisticated national and regional chains, has begun to offer “healthier” alternatives to its typical menu offerings. We operate in the fast-casual sector of the retail food industry. This sector is highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambiance and condition of each restaurant. In addition, there are a number of nutritional products retail stores and franchises across the United States, some of which are very large. Some of these restaurants, stores and franchises have substantial financial resources, name recognition and reputations. While we strive to differentiate ourselves from major restaurants and food-service establishments through the nutritional attributes of the items we offer on our menu (all-natural and hormone-free meat, reduced fat sauces, cheeses and salad dressings, whole grain breads, and whenever possible, organic vegetables), the manner in which those items are prepared (baked, steamed or grilled) and the environment in which they are offered, we will, nonetheless, be required to compete with national and regional chains and with independent operators for market share, access to desirable locations and recruitment of personnel. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than us. No assurances can be given that we will have the financial resources, distribution ability, depth of key personnel or marketing expertise to compete successfully in these markets.

Our business has been adversely affected by declines in discretionary spending and may be affected by changes in consumer preferences.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our restaurants or cuisine, our inability to develop new menu items that appeal to consumers or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the 2001 terrorist attacks on the United States and the possibility of further terrorist attacks. A continuing decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition. According to a recent survey by the National Restaurant Association, restaurant operators reported negative comparable store sales in four of the first six months of 2008. For the six months ended June 29, 2008, comparable store sales for our Company-owned stores decreased by 8.1% and our system-wide comparable store sales decreased by 11.5%. Three of our four Company-owned stores were comparable store locations and two of our four franchisee-owned locations were comparable store locations. We believe higher gasoline prices, inflationary pressures on groceries and utilities, increased unemployment, home foreclosures and tightening credit conditions have all reduced consumer discretionary spending which in turn has adversely impacted our revenues and may continue to do so.

Increases in costs, including food, labor and energy prices, will adversely affect our results of operations.

Our profitability is dependent on our ability to anticipate and react to changes in our operating costs, including food, labor, occupancy (including utilities and energy), insurance and supplies costs. Various factors beyond our control, including climatic changes and government regulations, may affect food costs. Specifically, our dependence on frequent, timely deliveries of fresh meat and produce subject us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions which could adversely affect the availability and cost of any such items. In the past, we have been able to recover some of our higher operating costs through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases, and competitive pressures may limit our ability to recover such cost increases in their entirety. The recent volatility in certain commodity markets, such as those for energy, grains and dairy products, which have experienced significant increases in prices, may have an adverse effect on us in the latter half of fiscal 2008 and beyond and may be generally causing franchisees in our industry to delay construction of new restaurants and/or causing potential new franchisees to reconsider entering into franchise agreements. The extent of the impact may depend on our ability to increase our menu prices and the timing thereof. Overall, through the first six months of 2008, the volatility in food and energy prices has not had a significant impact on our costs or availability of ingredients or supplies. However, we believe the volatility in food and energy prices has contributed to a slowdown in consumer spending in the first six months of 2008, which in turn has adversely affected our revenues.

Our stores are concentrated in a small geographic area.

Five of our stores are located in the greater Boston area. A downturn in the regional economy or other significant adverse events in the greater Boston area could have a material adverse effect on our financial condition and results of operations.

The growth of our Company is dependent on the skills and expertise of management and key personnel.

During the upcoming stages of our Company’s growth, we will be entirely dependent upon the management skills and expertise of our management and key personnel, including George Naddaff, our current Chairman and Chief Executive Officer, and Charles A. Cocotas, our current President and Chief Operating Officer. We would be materially adversely affected in the event that the services of these individuals or other management or key personnel for any reason ceased to be available and adequate replacement personnel were not found. We have obtained key-man insurance on the life of George Naddaff. Such insurance may be cancelled if premiums are not paid when due. If the current policy is cancelled and when it expires, similar insurance may not be available in the future on terms acceptable to us, and there can be no assurance we will be able to secure such insurance.

Our food service business and the restaurant industry are subject to extensive government regulation.

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. We operate each of our stores in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores.

Massachusetts, California and most other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of a UFood store, including those which:

•	establish general standards, specifications and requirements for the construction, design and maintenance of the store premises;

•
regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants, employee practices concerning the storage, handling, cooking and preparation of food, special health, food service and licensing requirements, restrictions on smoking, exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin and availability of and requirements for public accommodations, including restrooms;

•	set standards pertaining to employee health and safety;

•	set standards and requirements for fire safety and general emergency preparedness;

•	regulate the proper use, storage and disposal of waste, insecticides, and other hazardous materials;

•	establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as “low calorie” or “fat free”; and

•	establish requirements concerning withholdings and employee reporting of taxes on tips.

In addition, some jurisdictions now require menu or other in-store disclosure of calorie and other nutritional information for each menu item.

In order to develop and construct more stores, we need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new stores. We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibit discrimination in accommodation or employment based on disability. We may, in the future, have to modify stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such action will not require us to expend substantial funds.

We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. We pay a significant number of our hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We are also subject to various laws and regulations relating to our current and any future franchise operations.

We are also subject to various federal and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationships. Many state franchise laws impose restrictions on the franchise agreement, including the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew and the ability of a franchisor to designate sources of supply. The Federal Trade Commission, or the FTC, and some state laws also require that the franchisor furnish to prospective franchisees a franchise offering circular that contains prescribed information and, in some instances, require the franchisor to register the franchise offering.

We have not conducted a comprehensive review of all the potential environmental liabilities at our properties.

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. While, during the period of their ownership, lease or operation, our stores have not been subject to any material environmental matters, we have not conducted a comprehensive environmental review of our properties or operations. We have not conducted investigations of our properties to identify contamination caused by third-party operations; in such instances, our landlords would be required to address the contamination. If the relevant landlord does not the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material.

Our success and competitive position depends on our ability to protect our proprietary intellectual property.

We own certain common law trademark rights and a number of federal trademark and service mark registrations. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We therefore devote what we believe to be appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which may cause us to incur significant litigation costs and could harm our image or our brand or competitive position. To date, we have not been notified that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition. As a franchisor, we will grant our franchisees a limited license to use our trademarks and service marks. The general public could incorrectly identify our franchisees as controlled by us. In the event that a court determines the franchisee is not adequately identified as a franchisee, we could be held liable for the misidentified franchisee’s debts, obligations and liabilities.

Our plan to rapidly increase the number of stores may make future results unpredictable, as our success will depend on acceptance of our products in new markets.

We plan to significantly increase the number of our stores in the next three years. This growth strategy and the substantial investment associated with the development of each new store may cause operating results to fluctuate and be unpredictable or adversely affect profits. Our future results depend on various factors, including successful selection of new markets and store locations, market acceptance of the UFood experience, consumer recognition of the quality of our food and nutritional products and willingness to pay our prices (which in some instances reflect higher ingredient costs), the quality of operations and general economic conditions. In addition, as has happened when other fast-casual restaurant concepts have tried to expand nationally, we may find that the UFood concept has limited or no appeal to customers in new markets or we may experience a decline in the popularity of UFood restaurants. Newly opened stores may not succeed, future markets and stores may not be successful and, even if we are successful, our average store sales may not increase at historical rates.

New stores, once opened, may not be profitable, and the increases in average store sales and company store sales that we have experienced in the past may not be indicative of future results.

Our ability to operate new stores profitably and increase average store sales and company store sales will depend on many factors, some of which are beyond our control, including:

•	initial sales performance of new stores;

•	competition, either from competitors in the restaurant industry or our own stores;

•	changes in consumer preferences and discretionary spending;

•	consumer understanding and acceptance of UFood stores;

•	road construction and other factors limiting access to new stores;

•	general economic conditions, which can affect store traffic, local labor costs and prices we pay for ingredients and other supplies; and

•	changes in government regulation.

If we fail to open stores as quickly as planned, or if new stores do not perform as planned, our business and future prospects could be harmed. In addition, changes in the average store sales or company store sales could cause operating results to vary adversely from expectations.

Expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of the new stores are planned for markets where we have little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, those new stores may be less successful than stores in existing markets. Consumers in a new market may not be familiar with the UFood brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project the UFood vision, passion and culture. Stores opened in new markets may also have lower average store sales than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. Sales at stores opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting overall profitability.

We may not persuade customers of the benefits of paying higher prices for higher-quality food.

Due to what we believe are our higher quality standards, our food prices may be substantially higher than those of many of our competitors, particularly those in the fast food sector. Our success depends in large part on our ability to persuade customers that food and beverages made with higher-quality ingredients are worth the higher prices they will pay at our stores relative to prices offered by these competitors. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect its results or the brand identity we have tried to create.

Additional instances of avian flu or “mad cow” disease or other food-borne illnesses could adversely affect the price and availability of chicken, beef or other meat, cause the temporary closure of some stores and result in negative publicity, thereby resulting in a decline in sales.

In 2004 and 2005, Asian and European countries experienced outbreaks of avian flu. Incidents of “mad cow” disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as E. coli, hepatitis A, trichinosis or salmonella) and illnesses and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our sales may decline. Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, could also result in negative publicity about us or the restaurant industry, which could adversely affect sales. If we react to negative publicity by changing our menu or other key aspects of our restaurants, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make our stores profitable. If customers become ill from food-borne illnesses, we could face substantial liability and be forced to temporarily close restaurants.

Our franchisees could take actions that harm our reputation and reduce our royalty revenues.

We do not exercise control over the day-to-day operations of our franchised stores. While we try to ensure that franchised stores meet the same operating standards demanded of our company-operated stores, one or more franchised stores may not do so. Any operational shortcomings of our franchised stores are likely to be attributed by the public and/or regulators to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the royalty revenues received from those stores.

We could be party to litigation that could adversely affect us by distracting management, increasing expenses or subjecting us to material money damages and other remedies.

Customers may occasionally file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a restaurant, or that we have problems with food quality or operations. We could also become subject to a variety of other claims arising in the ordinary course of business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and could become subject to class action or other lawsuits related to these or different matters in the future. In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products they sell and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the fast food and fast-casual sectors of the industry) may harm our reputation or prospects and adversely affect our results.

Unfavorable publicity or consumer perception of our nutritional products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues.

Consumer perception of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to the nutritional products market or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions such earlier research or publicity could have a material adverse effect on our ability to generate revenues from nutritional products. For example, our sales were adversely affected when the Food and Drug Administration’s rule banning the sale of dietary supplements containing ephedra went into effect in 2004. As a result of the above factors, our revenues from nutritional products may fluctuate significantly from quarter to quarter, which may impair our overall revenues and profitability. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our nutritional products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products or that claims that any such products are ineffective could have a material adverse effect on our reputation, the demand for our nutritional products and our ability to generate revenues.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a retailer of nutritional products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products include vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. All of the nutritional products we sell are produced by third-party manufacturers. Even though we are only a retailer of nutritional products manufactured by third parties, we may nevertheless be liable for various product liability claims. We may be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income. Any claims would be tendered to the third-party manufacturer or to our insurer; however, there can be no assurance that the manufacturer would have sufficient financial resources to satisfy any claim or that a claim would be covered by or would not exceed the limits of our insurance.

It is highly likely that we will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

As of June 29, 2008, the end of our second quarter, we estimated we will need to raise approximately $10.9 million to fund our operating plan through June 30, 2010.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Funding and Capital Resources” below. Additional capital in the future may not be available on reasonable terms or at all. Our income from operations is unlikely to be sufficient to fund our business plan. We may need to raise additional funds through borrowings or public or private debt or equity financings to meet various objectives including, but not limited to:

•	pursuing growth opportunities, including more rapid expansion;

•	acquiring complementary businesses;

•	making capital improvements to improve our infrastructure;

•	hiring qualified management and key employees;

•	research and development of new products;

•	increased advertising and marketing expenses;

•	responding to competitive pressures;

•	complying with regulatory requirements such as licensing and registration; and

•	maintaining compliance with applicable laws.

Any future issuance of our equity or equity-backed securities may dilute then-current stockholders’ ownership percentages. See “You may experience dilution of your ownership interests because of other future issuance of additional shares of common stock” below.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes, restricted stock, stock options and warrants, which may adversely impact our financial condition.

The failure of our subsidiary to satisfy its obligations under an existing credit facility could result in a foreclosure on our assets.

KFLG Watertown, Inc. (KFLG), our wholly-owned subsidiary, is a party to an approximately $870,000 credit facility with TD Banknorth, N.A. (the Bank), which is secured by a lien on the assets of KFLG. The obligations of KFLG under the credit facility are guaranteed by KnowFat of Downtown Crossing, Inc., KnowFat of Landmark Center, Inc., and our Chief Executive Officer, and are secured by liens on the assets of each. In the event that KFLG fails to satisfy its obligations under the Bank credit facility, the Bank may attempt to foreclose on the assets of KFLG, KnowFat of Downtown Crossing, Inc., KnowFat of Landmark Center, Inc., and our Chief Executive Officer. Any such foreclosure could be costly and time consuming to us and our subsidiaries and could result in the forfeiture of the assets subject to the Bank’s liens. In addition, the Bank’s liens could make it more difficult for us to obtain additional debt or equity financing in the future.

Compliance with the reporting requirements of federal securities laws can be expensive.

We are a public reporting company in the United States, and accordingly, are subject to the information and reporting requirements of the Securities Exchange Act of 1934 (the Exchange Act) and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we had remained privately-held.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive and financial officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations and pay dividends; our subsidiary is restricted from making distributions to us.

We are a holding company with no material assets other than the stock of our wholly-owned subsidiaries. Accordingly, all of our operations will be conducted by KnowFat, our wholly-owned subsidiary (and the wholly-owned subsidiaries of KnowFat). We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by them in their operations, including servicing any debt obligations they may have now or in the future. Therefore, our subsidiaries may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay the obligations of UFood Restaurant Group, Inc., as they become due or, although we do not anticipate paying any dividends in the foreseeable future, pay future dividends on, or make any distributions with respect to, our common or other stock. Additionally, our ability to participate as an equity holder in any distribution of assets of any subsidiary upon liquidation is generally subordinate to the claims of creditors of the subsidiary. Under the terms of the credit facility with TD Banknorth, KFLG is prohibited, without the prior written consent of TD Banknorth, from declaring, making or paying any distribution of any kind or dividend (other than dividends payable solely in common stock) except that any of KFLG’s subsidiaries may make a distribution to KFLG.

We have reported a material weakness in our internal control over financial reporting as of December 30, 2007. If we fail to maintain an effective system of internal controls, including internal controls over financial reporting, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 10-KSB for the fiscal year ended December 30, 2007, we are required to furnish a report by management on our internal controls over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2007, resulted in a determination that we had a material weakness related to our control environment because we did not have sufficient personnel or time to complete the assessment of our internal controls following the merger on December 18, 2007.

We must maintain effective internal controls to provide reliable financial reports on a timely basis and detect fraud. We have been assessing our internal controls to identify areas that need improvement. We are in the process of implementing changes to internal controls, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act.

In addition to the report by management on our internal control over financial reporting described above, for our fiscal year ending December 27, 2009, and thereafter, such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal control. If our auditors are unable to attest that our management’s report is fairly stated (or they are unable to express an opinion on the effectiveness of our internal control when such attestation is required), we could lose investor confidence in the accuracy and completeness of our financial reports which could have a material adverse effect on our stock price.

While we intend to expend resources to prepare the documentation required by Section 404 of the Sarbanes-Oxley Act (Section 404), and to perform the required testing procedures, there is a risk that we will not comply with all of the requirements imposed by Section 404. Accordingly, there can be no assurance that our independent registered public accounting firm will be able to issue the attestation required by Section 404. In the event we identify significant deficiencies or additional material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive an attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

Risks Related to Our Securities

There is not now, and there may not ever be, an active market for our common stock.

There currently is a limited public market for our common stock. Further, although the common stock is currently quoted on the OTC Bulletin Board, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, the common stock. There can be no assurance that a more active market for the common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of the common stock, and would likely have a material adverse effect on the market price of the common stock and on our ability to raise additional capital.

We cannot assure you that our common stock will become liquid or that it will be listed on a securities exchange.

Until our common stock is listed on an exchange, we expect the common stock to remain eligible for quotation on the OTC Bulletin Board, or on another over-the-counter quotation system, or in the “pink sheets.” In those venues, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect the liquidity of the common stock. This would also make it more difficult for us to raise additional capital in the future.

Applicable SEC rules governing the trading of “penny stocks” limits the trading and liquidity of our common stock, which may affect the trading price of the common stock.

Our common stock is currently quoted on the OTC Bulletin Board, and trades below $5.00 per share; therefore, the common stock is considered a “penny stock” and subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of the common stock and reducing the liquidity of an investment in the common stock.

The price of our common stock may become volatile due to our operating results, products offered by our competitors and stock market conditions, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

•	actual or anticipated variations in our operating results;

•	announcements of developments by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our industry;

•	additions or departures of key personnel;

•	introduction of new products by us or our competitors;

•	sales of our common stock or other securities in the open market; and

•	other events or factors, many of which are beyond our control.

The stock market in general, and in particular the penny stock market, is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against the company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

We do not anticipate dividends to be paid on the common stock, and investors may lose the entire amount of their investment.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.

The trading market for our common stock will depend on the research and reports that securities analysts publish about our business and our Company. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover our Company or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline. In addition, because KnowFat became public through a “reverse triangular merger,” we may have further difficulty attracting the coverage of securities analysts.

You may experience dilution of your ownership interests because of the future issuance of additional shares of  common stock.

Any future issuance of our equity or equity-backed securities may dilute then-current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities, because our assets would be owned by a larger pool of outstanding equity. As stated above, we may need to raise additional capital through public or private offerings of our common or preferred stock or other securities that are convertible into or exercisable for our common or preferred stock. We may also issue such securities in connection with hiring or retaining employees and consultants (including stock options issued under our equity incentive plans), as payment to providers of goods and services, in connection with future acquisitions or for other business purposes. Our Board of Directors may at any time authorize the issuance of additional common or preferred stock without common stockholder approval, subject only to the total number of authorized common and preferred shares set forth in our articles of incorporation. We are currently authorized to issue an aggregate of 310,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock with preferences and rights to be determined by our Board of Directors. As of October 16, 2008, there were 34,818,490 shares of common stock outstanding and 18,518,069 shares of common stock subject to outstanding options and warrants. The terms of equity securities issued by us in future transactions may be more favorable to new investors, and may include dividend and/or liquidation preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Also, the future issuance of any such additional shares of common or preferred stock or other securities may create downward pressure on the trading price of the common stock. There can be no assurance that any such future issuances will not be at a price (or exercise prices) below the price at which shares of the common stock are then traded on the OTC Bulletin Board or other then-applicable over-the-counter quotation system or exchange.

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of:

•	Up to 15,659,059 issued and outstanding shares of our common stock, comprising:

o	10,941,000 shares sold in a private placement completed on March 31, 2008;

o	3,978,059 shares issued upon conversion of convertible notes upon the closing of the merger on December 18, 2007; and

o	740,000 shares issued to certain of our vendors in partial payment for their services; and

•	Up to 10,376,201 shares of our common stock issuable upon exercise of warrants, comprising:

o	5,470,500 shares underlying warrants sold in the private placement completed on March 31, 2008;

o	1,989,035 shares underlying warrants issued upon conversion of convertible notes upon the closing of the merger; and

o	2,916,666 shares underlying warrants issued to certain of our vendors in partial payment for their services.

Pursuant to registration rights agreements executed in connection with the closing of the merger and the private placement completed on March 31, 2008, we have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act to register these resales. The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in the Offering” in the table below.

Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by such selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of the date of this prospectus. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of common stock that will actually be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

We have been advised, as noted below in the footnotes to the table, that none of the selling stockholders are broker-dealers and 19 of the selling stockholders are affiliates of broker-dealers. We have been advised that each such broker-dealer and affiliate of a broker-dealer purchased our common stock and warrants in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

The following table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates (in a footnote), the number of shares of our common stock beneficially owned by such stockholder before this offering, the number of shares to be offered for such stockholder’s account and the number and (if one percent or more) the percentage of the class to be beneficially owned by such stockholder after completion of the offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of our common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after the date of this prospectus through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement, and such shares are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership percentages are calculated based on 34,818,490 shares of our common stock outstanding as of October 16, 2008. Unless otherwise set forth below, based upon the information furnished to us, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable.

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Abdou, Mark‡	10,000	5,000	15,000	—	—
Abrams, Jason§	32,017	10,188	30,563	11,642	*
Abrams, Jennifer§	32,017	10,188	30,563	11,642	*
Abrams, Mark§	315,995	101,875	305,625	112,245	*
Alderman, Norman Fred‡	25,000	12,500	37,500	—	—
Anasazi Partners II, LLC‡†[1]	50,000	25,000	75,000	—	—
Arcade Investments LTD‡[2]	25,000	12,500	37,500	—	—
Arie Leibovitz Trust Agreement‡[3]	50,000	25,000	75,000	—	—
Arthur P Remley Revocable Trust‡[4]	100,000	50,000	150,000	—	—
Askinas, Mitchel‡	25,000	12,500	37,500	—	—
Augusty, Leon M.‡	25,000	12,500	37,500	—	—
Aviatech[5]	15,000	0	15,000	—	—
Avent, Thomas Webb, Jr.‡	100,000	50,000	150,000	—	—
Azran, David‡	20,000	10,000	30,000	—	—
Azrilant, Evan B.§	20,375	10,188	30,563	—	—
Baisley, William‡	5,000	2,500	7,500	—	—
Baker, Adrienne†‡	100,000	50,000	150,000	—	—
Baker, Christopher M.‡	25,000	12,500	37,500	—	—
Baker, Christopher P. ‡	100,000	50,000	150,000	—	—
Baldwin, Byron S., Jr.§	60,938	30,469	91,407	—	—
Baldwin, Helen N.‡	10,000	5,000	15,000	—	—
Balsam, Gila‡	25,000	12,500	37,500	—	—
Barnett, Donald‡	25,000	12,500	37,500	—	—
Basile, Thomas P. ‡§	10,188	5,094	15,282	—	—
Baskin, James K.‡	10,000	5,000	15,000	—	—
Bean, Jerome B. Jr. and Diana Kay‡	25,000	12,500	37,500	—	—
Beaton, Mark Derek‡	25,000	12,500	37,500	—	—
Beglin, Francois‡	8,000	4,000	12,000	—	—
Behrman, Theodore M.‡	25,000	12,500	37,500	—	—
Benham, David R.‡	10,000	5,000	15,000	—	—
Benichou, Frederic‡	25,000	12,500	37,500	—	—
Berger, Andrew Michael§	10,212	5,106	15,318	—	—
Berger, Stanley§	91,913	45,957	137,870	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Beth-Pearlson Family Living Trust dtd 1/13/2004‡[6]	25,000	12,500	37,500	—	—
Blosser, James§	20,425	10,213	30,638	—	—
Bodnar Capital Management, LLC‡[7]	25,000	12,500	37,500	—	—
Bollen, Jan Willem‡	10,000	5,000	15,000	—	—
Bonanno Family Partnership LLP‡[8]	100,000	50,000	150,000	—	—
Bonanno, Raymond J. & Joan E. JTWROS‡	100,000	50,000	150,000	—	—
Borino, Carl‡	20,000	10,000	30,000	—	—
Brown, Fredrick William IV‡	40,000	20,000	60,000	—	—
Buckley, James E. ‡	25,000	12,500	37,500	—	—
Burns, Michael R. & Robin Fisher JTWROS‡	50,000	25,000	75,000	—	—
Cannetti, Frank D.‡	25,000	12,500	37,500	—	—
Cases, Hector‡	25,000	12,500	37,500	—	—
Castlerigg Master Investment Ltd.‡9	1,000,000	500,000	1,500,000	—	—
Cimarolo Partners, LLC‡†[10]	118,500	50,000	150,000	18,500	*
Clavin, Brian ‡	25,000	12,500	37,500	—	—
Cohen, Eric J.‡	25,000	12,500	37,500	—	—
Cohen, Michael§	61,275	30,638	91,913	—	—
Cohen, Norman H. ‡	10,000	5,000	15,000	—	—
Conti, Douglas T.‡§	20,375	10,188	30,563	—	—
Correa, Frances M.‡	15,000	7,500	22,500	—	—
Courtland Investments, Inc.‡[11]	145,440	37,500	112,500	70,440	*
Crouth, Jeffrey Michael‡	100,000	50,000	150,000	—	—
D&H Pinnacle Partners LLC‡[12]	50,000	25,000	75,000	—	—
Daniel B. Stern Revocable Trust§[13]	51,063	25,531	76,594	—	—
Defries, Graham‡	65,000	32,500	97,500	—	—
Design Hardware Company§[14]	151,875	75,938	227,813	—	—
Destin, James A.C.§	20,425	10,213	30,638	—	—
Deutsch, Steven H.‡	50,000	25,000	75,000	—	—
Dissette, Carl A.‡	200,000	100,000	300,000	—	—
Doeve, Gudo‡	25,000	12,500	37,500	—	—
Domino, Carl J. §	203,750	101,875	305,625	—	—
Donato, Nicholas Jr. ‡†	8,638	2,500	7,500	3,638	*
Donohue, James C. IV‡	75,000	37,500	112,500	—	—
Dukach, Semyon§	62,477	25,000	75,000	12,477	*
Edvinsson, Mats‡	25,000	12,500	37,500	—	—
Edwards, W. Mark‡	50,000	25,000	75,000	—	—
Eller, Ronald‡	20,000	10,000	30,000	—	—
Felder, Gregory‡[15]	830,000	415,000	1,245,000	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Fellman, Sten-Anders‡	90,000	45,000	135,000	—	—
Ferrer, John-John‡	10,000	5,000	15,000	—	—
FMC Group, Inc.‡[16]	25,000	12,500	37,500	—	—
Fowers, Pamela‡	25,000	12,500	37,500	—	—
Fowler, Donald L. Jr.‡	25,000	12,500	37,500	—	—
Friedland, Michael‡	40,000	20,000	60,000	—	—
Frieze, Michael§	74,908	12,500	37,500	49,908	*
Goldberg, Mark & Joanna B. JTWROS‡	30,000	15,000	45,000	—	—
Gould, Peter C. §	51,063	25,531	76,594	—	—
Goulston, Noel H. and Mary T. JTWROS§	51,063	25,531	76,594	—	—
Grabill, Robert and Julie JTWROS‡	20,000	10,000	30,000	—	—
Gutierrez, Hector‡	50,000	25,000	75,000	—	—
Halle, Sharon E.‡	50,000	25,000	75,000	—	—
Harrison, Peter‡	50,000	25,000	75,000	—	—
Hartley, A. Thomas & M.L. Kaufman JTWROS‡	25,000	12,500	37,500	—	—
Haylett, Dean H.‡	25,000	12,500	37,500	—	—
Henry S. Smith Revocable Trust‡[17]	37,419	5,000	15,000	27,419	*
Hill, James‡	10,000	5,000	15,000	—	—
Hill, John C. ‡	15,000	7,500	22,500	—	—
Hinkle, Donald E. ‡	25,000	12,500	37,500	—	—
Humber, James Terry and Manda W. ‡	50,000	25,000	75,000	—	—
Icon Capital Partners, LP§†[18]	203,188	101,594	304,782	—	—
IRA Timothy C Dreyer Pershing LLC as Custodian Rollover Account‡[19]	50,000	25,000	75,000	—	—
Isaksson, Jon‡	25,000	12,500	37,500	—	—
Isen, Lawrence§[20]	152,125	76,063	228,188	—	—
Isenberg, Michael‡	60,200	25,000	75,000	10,200	*
Janzen, Engelbertus Johannes‡	20,000	10,000	30,000	—	—
Jaret, Alec§	30,638	15,319	45,957	—	—
Jensen, Bryan & Carol JTWROS‡	20,000	10,000	30,000	—	—
Joan K. Warnke Revocable Trust§	25,531	12,766	38,297	—	—
John Thomas Bridge and Opportunity Fund, LP §[21]	668,625	334,313	1,002,938	—	—
Johnson, Ben‡†	100,000	50,000	150,000	—	—
Kalmbach, Dohn L. ‡	50,000	25,000	75,000	—	—
Kanuit, Gary‡	20,000	10,000	30,000	—	—
Katf, Ramez‡	35,000	17,500	52,500	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Kirk D. & Donna M. Scattergood Revocable Trust‡[22]	25,000	12,500	37,500	—	—
Klein, Robert§	102,125	51,063	153,188	—	—
Klingenstein, William P. §	203,750	101,875	305,625	—	—
Kohli, Chander‡	25,000	12,500	37,500	—	—
Krzewina, Al ‡	25,000	12,500	37,500	—	—
Kurvinen, Matti ‡	10,000	5,000	15,000	—	—
Langmade, Mark G. ‡	50,000	25,000	75,000	—	—
Laurence E. White Revocable Trust ‡[23]	50,000	25,000	75,000	—	—
Lavery, Paul ‡	75,000	37,500	112,500	—	—
Lee B. Stern Delta Trust U/A/D 11/28/95 ‡[24]	50,000	25,000	75,000	—	—
Lee, Clarence G. ‡	25,000	12,500	37,500	—	—
Lee, Gregory Joseph‡	10,000	5,000	15,000	—	—
Leininger, Eric‡	50,000	25,000	75,000	—	—
Leopard, Chad‡	20,000	10,000	30,000	—	—
Levine, Seth M. ‡	25,000	12,500	37,500	—	—
Lichter, Larry‡	50,000	25,000	75,000	—	—
Lin, Frank‡	25,000	12,500	37,500	—	—
Liu, Sylvia Fan§	203,750	101,875	305,625	—	—
Loomis, Roy S. and Claudia J. JT Ten‡	50,000	25,000	75,000	—	—
Loss, James W. ‡	50,000	25,000	75,000	—	—
Lucey, James J. ‡	50,000	25,000	75,000	—	—
Lynch, Thomas IV‡†	15,000	7,500	22,500	—	—
Maas, Barry‡	15,000	7,500	22,500	—	—
Manderson, Raymond & Jan‡	25,000	12,500	37,500	—	—
Marine, Warren‡	32,000	12,500	37,500	7,000	*
MarketByte LLC±[25]	200,000	83,333	283,333	—	—
Maximous, Signe and France§	30,638	15,319	45,957	—	—
McGowan, Paul‡	25,000	12,500	37,500	—	—
McKean, Stephen‡	25,000	12,500	37,500	—	—
Meagher, Chris‡	25,000	12,500	37,500	—	—
Medfam Holdings Ltd. ‡[26]	50,000	25,000	75,000	—	—
Mehallick, Jeff‡	25,000	12,500	37,500	—	—
Melroy, Theresa A. ‡	25,000	12,500	37,500	—	—
Messina, Stephen ‡	15,590	5,000	15,000	5,590	*
Metzger, David‡†	25,000	12,500	37,500	—	—
Mezzina, Louis J. ‡	25,000	12,500	37,500	—	—
Miller, Craig§	10,213	5,107	15,320	—	—
Minard, Joseph M. §	10,188	5,094	15,282	—	—
Mitchell, Graham‡	100,000	50,000	150,000	—	—
Monaco, Gene‡	450,000	225,000	675,000	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Morgan, Alfred§	20,425	10,213	30,638	—	—
Morganthaler, George‡	25,000	12,500	37,500	—	—
Mulrooney, Chris‡	25,000	12,500	37,500	—	—
Murphy, Brian‡	100,000	50,000	150,000	—	—
Najor, Daniel‡	50,000	25,000	75,000	—	—
Neptune Media, LLC±[27]	75,000	0	75,000	—	—
New Century Capital Consultants, Inc.±[28]	250,000	2,750,000	3,000,000	—	—
Newton, Keith O.‡	25,000	12,500	37,500	—	—
Nicholson, Keith‡	25,000	12,500	37,500	—	—
Niehage, Udo‡	25,000	12,500	37,500	—	—
Niggeman, David‡	10,000	5,000	15,000	—	—
Niggeman, John P.‡	10,000	5,000	15,000	—	—
O.T. Finance, SA§[29]	204,250	102,125	306,375	—	—
O'Connor, Gerald‡	10,000	5,000	15,000	—	—
Olafsson, Thorir‡	15,000	7,500	22,500	—	—
O'Malley, David‡	25,000	12,500	37,500	—	—
Otter, Robert E.‡	25,000	12,500	37,500	—	—
Owens, Kenneth‡	25,000	12,500	37,500	—	—
Papi, Paul§‡	51,063	25,531	76,594	—	—
Paradise Wire & Cable Defined Benefit Pension Plan‡[30]	25,000	12,500	37,500	—	—
Parsoff, Marvin & Carole§	50,938	25,469	76,407	—	—
Pash, Robert‡	100,000	50,000	150,000	—	—
Pasquale, John‡	25,000	12,500	37,500	—	—
Petrassi, Albert and Paula JTWROS§	141,875	70,938	212,813	—	—
Petrillo, Raymond/Ann‡	50,000	25,000	75,000	—	—
Polo, Jay E.‡	25,000	12,500	37,500	—	—
Pomatto Investments Family Limited Partnership‡[31]	25,000	12,500	37,500	—	—
Pontefract, Ian‡	50,000	25,000	75,000	—	—
Price, James A.‡	50,000	25,000	75,000	—	—
Rapoport, John and Joan JTWROS‡	25,000	12,500	37,500	—	—
Rapoport, Michael§‡	51,063	25,531	76,594	—	—
Rathjen, Steven L.‡	75,000	37,500	112,500	—	—
Ratledge, Jerry T.‡	25,000	12,500	37,500	—	—
RBC Dain Rauscher Cust FBO Kim Felder Roth IRA‡[32]	170,000	85,000	255,000	—	—
Rednum Investments LP‡[33]	50,000	25,000	75,000	—	—
Refurbco Inc.‡34	100,000	50,000	150,000	—	—
Reinhart, James M.‡	25,000	12,500	37,500	—	—
Reinhart, John J.‡	75,000	37,500	112,500	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Reinhart, Karen‡	25,000	12,500	37,500	—	—
Reinken, Tom‡	25,000	12,500	37,500	—	—
Rich, Kenneth M. ‡	10,000	5,000	15,000	—	—
Richards, Donald J. ‡	200,000	100,000	300,000	—	—
Robin L. Stern Revocable Trust ‡[35]	25,000	12,500	37,500	—	—
Robyn Schreiber Irrevocable Trust, Warren Schreiber Trustee ‡[36]	50,938	25,469	76,407	—	—
Ross, Jeffrey P. ‡[37]	25,000	12,500	37,500	—	—
Rosten, Peter†‡	50,000	25,000	75,000	—	—
Rotchford L. Barker Revocable Living Trust §[38]	101,063	50,531	151,594	—	—
Rudolph, Doug M. §‡	254,250	127,125	381,375	—	—
Ruff, Steven O. ‡	25,000	12,500	37,500	—	—
Russell, Robert J. ‡	25,000	12,500	37,500	—	—
SA Alternative Opportunity Fund LLC Series E ‡[39]	250,000	125,000	375,000	—	—
Sagoo, Anoop‡	30,000	15,000	45,000	—	—
Sangster, Frank Brian‡	25,000	12,500	37,500	—	—
Schubert Robert W. Jr. ‡	25,000	12,500	37,500	—	—
Self, Michael R. ‡	50,000	25,000	75,000	—	—
Sensus LLC §[40]	512,875	255,188	765,563	2,500	*
Shah, Dipak‡	25,000	12,500	37,500	—	—
Shea, Christopher B. ‡	25,000	12,500	37,500	—	—
Sheldon, Alan J. ‡	100,000	50,000	150,000	—	—
Skaletsky, Marc S. ‡	25,000	12,500	37,500	—	—
Smee, Richard Anthony‡	100,000	50,000	150,000	—	—
Smelgus, Jim‡	50,000	25,000	75,000	—	—
Smith, Dennis‡	20,000	10,000	30,000	—	—
Smith, Lawrence A. ‡	5,000	2,500	7,500	—	—
Solledar Family Limited Partnership ‡[41]	13,369	5,000	15,000	3,369	*
Somelofske, Martin‡	50,000	25,000	75,000	—	—
Spangler, Arnold E. ‡	25,000	12,500	37,500	—	—
Sperling, Seena and Gerald‡	50,000	25,000	75,000	—	—
Spitalny, Richard M‡	10,000	5,000	15,000	—	—
Stallone, Dominick‡	50,000	25,000	75,000	—	—
Stark, Jimmie T. ‡	25,000	12,500	37,500	—	—
Steiner, Louis J. ‡	250,000	125,000	375,000	—	—
Stern, Kenneth‡	40,000	20,000	60,000	—	—
Stern, Linda S. ‡	25,000	12,500	37,500	—	—
Stockwire Research Group, Inc. §[42]	102,125	51,063	153,188	—	—

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Beneficially Owned upon Completion of the Offering
Stone David P. & Arlene R. JTWROS‡	25,000	12,500	37,500	—	—
Strawbridge, William N. ‡	16,000	8,000	24,000	—	—
TGR Group LLC±[43]	200,000	83,333	283,333	—	—
Thorwid, Carl-Peter‡	25,000	12,500	37,500	—	—
Till, Martyn Gerald‡	15,000	7,500	22,500	—	—
Timothy M. Holmes Trust§‡[44]	71,313	35,656	106,969	—	—
Todd, Stephen W. G. ‡	15,000	7,500	22,500	—	—
Totten, Ann S. §	25,531	12,766	38,297	—	—
Tricarichi, Anthony‡	25,000	12,500	37,500	—	—
Turner, Alan and Cindy‡	7,000	3,500	10,500	—	—
Tutino, Victor‡	25,000	12,500	37,500	—	—
Uelner, Scott M. ‡	10,000	5,000	15,000	—	—
Vander Broek, David‡	25,000	12,500	37,500	—	—
Vandevelde, Jean‡	25,000	12,500	37,500	—	—
Vellon, William D. ‡§	50,938	25,469	76,407	—	—
Wagner, L. Reginald§‡	51,063	25,531	76,594	—	—
Wayness, Andrew W. ‡	25,000	12,500	37,500	—	—
Weisel, John T. ‡	200,000	100,000	300,000	—	—
Were, Hugo‡	30,000	15,000	45,000	—	—
Wheeler, Richard T. ‡	25,000	12,500	37,500	—	—
White Bertozzi Family Trust ‡[45]	25,000	12,500	37,500	—	—
White, Jeffrey‡	25,000	12,500	37,500	—	—
Whitehurst, Steven L. ‡	25,000	12,500	37,500	—	—
Whittaker, James R. Jr. ‡	20,000	10,000	30,000	—	—
Wiggins, Robert‡	10,000	5,000	15,000	—	—
Wilkinson, Dr. Charles‡	10,000	5,000	15,000	—	—
Winter, Antonia§	30,638	15,319	45,957	—	—
Wittkemper, Gerd‡	200,000	100,000	300,000	—	—
Wolf, Douglas R. ‡[46]	10,000	5,000	15,000	—	—
Wolmark, Diana‡	50,000	25,000	75,000	—	—
Zimmerman, Michael‡	20,000	10,000	30,000	—	—

* Less than 1%

† The selling stockholder is an affiliate of a broker-dealer.

‡
Acquired the shares of common stock being registered and the warrants, the shares of common stock underlying which are being registered, in a private placement offering between December 2007 through March 2008. Concurrently with the closing of the merger in December 2007, and in contemplation of the merger, we consummated a private offering of 6,160,000 units of our securities, at a price of $1.00 per unit. Each unit consists of one share of our common stock and a warrant to purchase one-half, or 50%, of a share of our common stock. The investors collectively purchased the units for total cash consideration of $6,160,000. In January 2008 we sold 863,000 additional units, in February 2008 we sold 1,927,000 additional units and in March 2008 we sold 1,991,000 additional units, all at a price of $1.00 per unit. The investors collectively purchased these units for aggregate cash consideration of $4,781,000. The units were sold to accredited investors, as defined under Regulation D under the Securities Act, and non-U.S. persons, as defined under Regulation S under the Securities Act and otherwise in accordance with the provisions of Regulation D and/or Regulation S.

§
Acquired the share of common stock being registered and the warrants, the shares of common stock underlying which are being registered, pursuant to a conversion of convertible notes upon the closing of the merger in December 2007; the convertible notes were purchased in a private placement offering in September and October 2007. We sold $2,000,000 principal amount of convertible promissory notes for total cash consideration of $2,000,000. All of the gross proceeds from the note offering were used to provide a bridge loan to KnowFat to meet KnowFat’s capital needs prior to the closing of the merger and the private placement. The convertible notes bore interest at the rate of 9% per annum and were for a term of 180 days, and automatically converted into 4,080,175 shares of our common stock and warrants to purchase 2,040,088 shares of our common stock upon the closing of the merger. The convertible notes were sold to accredited investors as defined under Regulation D and non-U.S. persons as defined under Regulation S, and otherwise in accordance with the provisions of Regulation D and/or Regulation S.

±
Acquired the shares of common stock in consideration for services pursuant to a consulting or other services agreement with the Company. In May 2008, we commenced a corporate awareness campaign in the investment community. The campaign encompasses investor relations and public relations services, including traditional media outlets like television, radio, and print, and the internet. The corporate awareness campaign encompasses the following activities: (i) written articles and television coverage of the Company via traditional media outlets; (ii) arranging meetings with investment professionals and prospective investors in various cities in the United States; (iii) introductions to potential financing sources; (iv) preparation, printing and distribution of profile reports about the Company to various proprietary databases; and (v) distribution of press releases, news releases and research on the Company and its activities. The campaign aims to build awareness for our brand with shareholders, franchisees and customers. In connection with this campaign, we entered into service agreements with a number of investor relations and public relations firms, in connection with which we issued to the service providers an aggregate of 740,000 shares of our common stock and warrants to purchase an aggregate of 2,916,666 shares of our common stock in partial payment for their services. No dollar value was assigned to these services in the agreements. The transactions described above were exempt from registration under Section 4(2) of the Securities Act.

(a)
Assumes that all of the shares of common stock beneficially owned by each selling stockholder being offered pursuant to this prospectus, including all shares of common stock underlying warrants, are sold in the offering, and that shares of common stock beneficially owned by such selling stockholder but not being registered by this prospectus are not sold.

[1]	Christopher P. Baker has the power to vote and dispose of the shares being registered on behalf of Anasazi Partners II, LLC.

[2]	E. Isaac Collie has the power to vote and dispose of the shares being registered on behalf of Arcade Investments LTD.

[3]	Arie Leibovitz has the power to vote and dispose of the shares being registered on behalf of Arie Leibovitz Trust Agreement.

[4]	Arthur P. Remley, successor, has the power to vote and dispose of the shares being registered on behalf of Arthur P Remley Revocable Trust.

[5]	Greg Anton has the power to vote and dispose of the shares being registered on behalf of Aviatech.

[6]	Gil Beth has the power to vote and dispose of the shares being registered on behalf of Beth-Pearlson Family Living Trust dtd 1/13/2004.

[7]	Steven J. Bodnar has the power to vote and dispose of the shares being registered on behalf of Bodnar Capital Management, LLC.

[8]	Raymond J. Bonanno has the power to vote and dispose of the shares being registered on behalf of Bonanno Family Partnership LLP.

[9]
Sandell Asset Management Corp. (“SAMC”), is the investment manager of Castlerigg Master Investment Ltd. (“Master”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Casterigg International Ltd. (“Casterigg International”) is the controlling shareholder of Casterigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Casterigg International may be deemed to share beneficial ownership of the shares beneficially owned by Casterigg Master Investements.

[10]	Christopher P. Baker has the power to vote and dispose of the shares being registered on behalf of Cimarolo Partners, LLC.

[11]	Larry Rothstein has the power to vote and dispose of the shares being registered on behalf of Courtland Investments, Inc.

[12]	David Holfoth has the power to vote and dispose of the shares being registered on behalf of D&H Pinnacle Partners LLC.

[13]
Daniel B. Stern has the power to vote and dispose of the shares being registered on behalf of Daniel B. Stern Revocable Trust. Mr. Daniel B. Stern is married to Mrs. Robin Stern, and each may be deemed to beneficially own shares held by each other.

[14]	Avi Balsam and Nathan Abramson have the power to vote and dispose of the shares being registered on behalf of Design Hardware Company.

[15]
This number consists of 148,000 shares and 74,000 warrants to purchase shares that are registered of behalf of RBC Dain Rauscher Cust FBO Gregory Felder IRA. Gregory Felder has the power to vote and dispose of the shares being registered on behalf of RBC Dain Rauscher Cust FBO Gregory Felder IRA. Mr. Gregory Felder is married to Mrs. Kim Felder, and each may be deemed to beneficially own shares held by each other.

[16]	Paul E. Michelin and Louisa P. Michelin have the power to vote and dispose of the shares being registered on behalf of FMC Group, Inc.

[17]	Henry Smith has the power to vote and dispose of the shares being registered on behalf of Henry S. Smith Revocable Trust U/A 3/26/05.

[18]	Adam Cabibi has the power to vote and dispose of the shares being registered on behalf of Icon Capital Partners, LP.

[19]	Timothy C. Dreyer has the power to vote and dispose of the shares being registered on behalf of IRA Timothy C Dreyer Pershing LLC as Custodian Rollover Account.

[20]	Lawrence D. Isen may also be deemed to beneficially own shares being registered on behalf of MarketByte LLC and TGR Group LLC.

[21]	George R. Jarkesy, Jr. has the power to vote and dispose of the shares being registered on behalf of John Thomas Bridge and Opportunity Fund, LP.

[22]
Danny Dawidowski and Thomas Remley of Capital North Ltd., the holder’s Registered Investment Advisor, has the power to vote and dispose of the shares being registered on behalf of Scattergood Revocable Trust dtd 3/21/1997.

[23]	Laurence E. White has the power to vote and dispose of the shares being registered on behalf of Laurence E. White Revocable Trust.

[24]	Alvin Goldberg has the power to vote and dispose of the shares being registered on behalf of Lee B. Stern Delta Trust U/A/D 11/28/95.

[25]
Lawrence D. Isen has the power to vote and dispose of the shares being registered on behalf of MarketByte LLC. MarketByte LLC acts as a consultant to the Company. Lawrence D. Isen may also be deemed to beneficially own shares being registered on behalf of Lawrence D. Isen and TGR Group LLC.

[26]	Raymond C. Medeiros has the power to vote and dispose of the shares being registered on behalf of Medfam Holdings Ltd.

[27]	Snezana Radovanovic- Estevez has the power to vote and dispose of the shares being registered on behalf of Neptune Media, LLC.

[28]	Stephen Schaeffer has the power to vote and dispose of the shares being registered on behalf of New Century Capital Consultants, Inc.

[29]	Lucien I. Levy, the US Representative, has the power to vote and dispose of the shares being registered on behalf of O.T. Finance, SA.

[30]	Ira Gaines has the power to vote and dispose of the shares being registered on behalf of Paradise Wire & Cable Defined Benefit Pension Plan.

[31]	David Rubis has the power to vote and dispose of the shares being registered on behalf of Pomatto Investments Family Limited Partnership.

[32]
Kim Felder has the power to vote and dispose of the shares being registered on behalf of RBC Dain Rauscher Cust FBO Kim Felder Roth IRA. Mrs. Kim Felder is married to Gregory Felder and each may be deemed to beneficially own shares held by each other.

[33]	Lee Munder the power to vote and dispose of the shares being registered on behalf of Rednum Investments LP

[34]	Michael Esposito, President and Donna Maldorado, Secretary has the power to vote and dispose of the shares being registered on behalf of Refurbco Inc.

[35]
Robin L. Stern has the power to vote and dispose of the shares being registered on behalf of Robin L. Stern Revocable Trust. Mrs. Robin L. Stern is married to Mr. Daniel B. Stern, and each may be deemed to beneficially own shares held by each other.

[36]	Warren Schreiber, Trustee has the power to vote and dispose of the shares being registered on behalf of Robyn Schreiber Irrevocable Trust.

[37]
Jeffrey Ross is a director of the Company. Includes 122,646 shares of common stock beneficially owned by Mr. Ross. Also includes 50,434 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days. Does not include an additional 77,731 shares of common stock issuable upon exercise of options granted to Mr. Ross pursuant to the Company’s Non-Employee Director Compensation Plan which will not be exercisable within 60 days. See “Directors, Executive Officers, Promoters and Control Persons” and “Security Ownership of Certain Beneficial Owners and Management.”

[38]	Rotchford L. Barker has the power to vote and dispose of the shares being registered on behalf of Rotchford L. Barker Revocable Living Trust.

[39]	Vernon C. Sumicht has the power to vote and dispose of the shares being registered on behalf of SA Alternative Opportunity Fund LLC Series E.

[40]	James V. Pizzo has the power to vote and dispose of the shares being registered on behalf of Sensus LLC.

[41]	John Solleder has the power to vote and dispose of the shares being registered on behalf of Solledar Family Limited Partnership.

[42]	Adrian James, President and CEO, has the power to vote and dispose of the shares being registered on behalf of Stockwire Research Group, Inc.

[43]
Arthur Kang has the power to vote and dispose of the shares being registered on behalf of TGR Group LLC. TGR Group LLC acts as a consultant to the Company. Lawrence D. Isen may also be deemed to beneficially own these shares in addition to shares being registered on behalf of Lawrence D. Isen and MarketByte LLC.

[44]	Timothy Michael Holmes has the power to vote and dispose of the shares being registered on behalf of Timothy M. Holmes Trust.

[45]	Fredrick Austin White, Trustee has the power to vote and dispose of the shares being registered on behalf of White Bertozzi Family Trust.

[46]	Douglas R. Wolf serves as outside intellectual property counsel for the Company.

USE OF PROCEEDS

We will not receive proceeds from the sale of common stock under this prospectus. We could, however, receive proceeds from the selling stockholders if and when they exercise warrants the common stock underlying which is covered by this prospectus. The 5,470,500 shares underlying warrants sold in the private placement completed on March 31, 2008 and the 1,989,035 shares underlying warrants issued upon conversion of convertible notes upon the closing of the merger may be exercised in whole or in part by cashless exercise any time after dates ranging between December 18, 2008 through March 2009 if a registration statement covering the resale of the shares is not available. If the maximum amount of cashless exercises were to occur, we would receive proceeds of $3,645,832 from those selling stockholders whose warrants do not have a cashless exercise feature if and when they exercise their warrants. If all warrants are exercised by cash payment we would receive proceeds of $12,970,251. We would use any proceeds received for working capital and general corporate purposes. The warrant holders may exercise their warrants at any time until their expiration, by cash payment of the exercise price or by “cashless exercise,” as further described below under “Description of Securities.” Because the warrant holders may exercise the warrants in their own discretion, if at all, we cannot plan on specific uses of proceeds beyond application of proceeds to general corporate purposes. We have agreed to bear the expenses (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling stockholders.

DETERMINATION OF OFFERING PRICE

There currently is a limited public market for our common stock. The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” below for more information.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our common stock is quoted on the OTC Bulletin Board under the symbol “UFFC.OB.” As of October 16,  2008, there were 34,818,490 shares of our common stock issued and outstanding and 18,518,069 shares issuable upon exercise of outstanding stock options and warrants. On that date, there were approximately 400 holders of record of shares of our common stock.

Prior to the merger on December 18, 2007, there was a limited sales history for our common stock, because it had never been actively traded. As of October 16, 2008, the last reported sale price of our shares on the OTC Bulletin Board was $0.45. For the periods indicated, the following table sets forth the range of high and low bid quotations for our common stock, as reported by Nasdaq in the Info Quotes section of its web site located at www.nasdaq.com. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Quarter Ended	High	Low

December 30, 2007	$1.87	$0.52
March 30, 2008	$1.52	$0.95
June 29, 2008	$2.10	$1.15
September 28, 2008	$1.65	$0.625
December 28, 2008 (through October 16, 2008)	$0.67	$0.23

Dividends

We have never declared or paid dividends on our equity securities. We do not intend to pay cash dividends on our common stock for the foreseeable future, but currently intend to retain any future earnings to fund the development and growth of our business. The payment of dividends, if any, on the common stock will rest solely within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors. We are a holding company with no material assets and therefore are dependent on our operating subsidiaries to make distributions to us in order to have cash with which to pay dividends. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by them in their operations, including servicing any debt obligations they may have now or in the future. Under the terms of a credit agreement dated as of May 27, 2005 between our wholly-owned subsidiary, KFLG Watertown, Inc. (KFLG) and TD Banknorth, N.A. (as amended, the Credit Agreement), KFLG is prohibited, without the prior written consent of TD Banknorth, from declaring, making or paying any distribution of any kind or dividend (other than dividends payable solely in common stock), except that any of KFLG’s subsidiaries may make a distribution to KFLG. See “Risk Factors— We are a holding company that depends on cash flow from our subsidiaries to meet our obligations and pay dividends; our subsidiary is restricted from making distributions to us”  above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Funding and Capital Resources—Credit Agreement with TD Banknorth, N.A.” and Note 8, Long-Term Debt, to our 2007 Consolidated Financial Statements below.

Securities Authorized for Issuance under Equity Compensation Plans

The Company has two share-based, shareholder-approved equity compensation plans, the 2004 Stock Option Plan (2004 Plan) and the 2007 Equity Incentive Plan (2007 Plan). Descriptions of these plans, and certain information regarding options issued thereunder, are presented in Note 5, Stock-Based Compensation, of Notes to Consolidated Financial Statements for the three months and six months ended June 29, 2008, and July 1, 2007, below.

As of the end of fiscal year 2007, we had the following securities authorized for issuance under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	2,254,702		$0.95	1,050,000

Equity compensation plans not approved by security holders	87,090	(1)	$0.66	0

Total	2,341,792		$0.94	1,050,000

The options to purchase 87,090 shares shown in the table were not granted pursuant to a compensation plan, but instead represent non-qualified stock options granted to our chief operating officer, Charles A. Cocotas by our Board of Directors on December 6, 2007. The stock options granted to Mr. Cocotas are fully vested and expire ten years from the date of grant. On February 12, 2008, our Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the 2007 Plan to 6,000,000 shares. The increase was approved by shareholders at a meeting of shareholders on August 29, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We were incorporated in the State of Nevada on February 8, 2006, as Axxent Media Corporation. Prior to December 18, 2007, we were a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. As Axxent Media Corporation, our business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films for reproduction and distribution to foreign countries. Following the merger described below, we abandoned our plans to obtain reproduction and distribution rights to films, On August 8, 2007, we changed our name to UFood Franchise Company, and on September 25, 2007, we changed our name to UFood Restaurant Group, Inc.

On December 18, 2007, a wholly-owned subsidiary of ours merged with and into KnowFat Franchise Company, Inc., with KnowFat surviving the merger as our wholly-owned subsidiary. Following the merger, we continued KnowFat’s business operations as a franchisor and operator of fast-casual food service restaurants intended to capitalize on what we believe are consumer demands for appetizing food with healthy attributes. KnowFat was founded in 2004 to capitalize on the popularity of a chain of fast-casual concept restaurants operating under the trade name “Lo Fat Know Fat” in the greater Boston area, as well as the trend we believe is developing in the United States towards healthier living and eating. After operating for three years as KnowFat! Lifestyle Grille, while continuously modifying and improving the concept, management arrived at the conclusion that the KnowFat! name sent the wrong marketing message and alienated some people within the mainstream customer set. As a result, we have decided that future locations will operate under the name UFood Grill. To date, we have opened four new original UFood Grills and have converted four KnowFat! stores into UFood Grills. The UFood Grill locations operate with a streamlined menu compared with the menus at the original KnowFat! locations. Management believes that the new brand will embrace the mainstream customer better and help extend the concept into a nation-wide chain.

Our operations currently consist of eight restaurants in the Boston area, Naples, FL, Chicago, IL and Sacramento, CA, comprising four Company-owned restaurants and four franchise-owned locations . We currently operate one of the franchise-owned locations pursuant to a management services agreement. We have entered into a total of six area development agreements covering 68 franchise units in nine states (California, Colorado, Florida, Illinois, Idaho, Montana, Texas, Utah   and Wyoming), including three of the four franchise locations currently open and operating, and requiring the construction by franchisees of 65 future UFood Grill outlets. In addition, we have entered into one individual franchise agreement in Massachusetts, which is currently open and operating.

We view ourselves primarily as a franchisor and continually review our restaurant ownership mix (that is our mix among company-owned, franchised and joint venture) in an endeavor  to deliver a pleasant customer experience and drive profitability. In most cases, franchising is the best way to achieve both goals. In our company-owned stores, and in collaboration with our franchisees, we further develop and refine operating standards, marketing concepts and product and pricing strategies, so that we introduce system-wide only those that we believe are most beneficial.

We include in this discussion information on company, franchisee, and/or system-wide comparable sales. System-wide sales are a non-GAAP financial measure that includes sales at all company-owned and franchise-operated stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analysis. Management believes it is useful in assessing customer acceptance of our brand and facilitating an understanding of financial performance as our franchisees pay royalties and contribute to marketing funds based on a percentage of their sales.

We derive revenues from three sources: (i) store sales include sales of hot and cold prepared food in a fast casual dining environment as well as sales of health and nutrition related products; (ii) franchise royalties and fees represent amounts earned under franchise and area development agreements; and (iii) other revenues derived primarily from the sale of marketing materials to franchisees. Store operating expenses include the cost of goods, food and paper products sold in company-owned stores as well as labor and other operating costs incurred to operate company-owned stores. General and administrative expenses, advertising, marketing and promotion expenses and depreciation expense relate to all three revenue sources.

Growth Strategy

We plan to grow primarily through the sale of franchises and supplement the opening of franchisee-owned locations with Company-owned restaurants. Today, four out of eight, or 50%, of UFood locations are Company-owned locations. Over the long term we expect Company-owned locations will be concentrated in New England and to account for approximately 10% of system-wide store locations. Franchises are sold pursuant to the terms of an area development agreement to qualified individuals or entities called area developers.

An area development agreement grants the area developer the right to acquire franchises to develop, own and operate a specified number of UFood outlets at locations approved by us within a defined geographic area. Area development agreements include a development schedule that lists the total number of outlets the area developer must develop, the area(s) in which they must be developed and the required opening date for each outlet. In order for an area developer to acquire the rights to a territory, the developer must pay up front one-half of the franchise fee for each unit that developer agrees to build in the territory. In some agreements, we have deferred the payment of the up-front fee, so that the developer pays up-front fees for the first few stores upon the execution of the agreement and fees for the stores opening in later specified phases of the build-out at a later date. Each unit when completed becomes subject to an individual UFood franchise agreement as described below. We may also enter into individual franchise agreements not covered by an area development agreement.

Our standard franchise agreement typically provides for a term of 15 years and gives the franchisee two five-year renewal options. Our franchise agreement typically requires the payment of a one-time franchise fee of $35,000 per restaurant, royalties of 5% of gross sales and contributions to a system-wide advertising fund of 1.5% of gross sales. The franchisee is also required to spend 1.5% of gross sales on local marketing. In general, 50% of the franchise fee is payable at the time the franchise agreement is signed and the balance is due at the time each store opens.

Our standard franchise and area development agreements require franchisees and area developers to develop a specified number of stores on or before specific dates. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the agreement, retain up-front franchise fees and develop company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers and franchisees of the terms of their franchise agreements including the failure to open locations on time and non-compliance with our operating and brand requirements and other covenants under the franchise agreement.

We are targeting the following groups in our efforts to sell franchises:

•	Experienced restaurant operators
•	Food service and facilities management companies
•	Hospitals
•	Airports
•	Colleges and universities

Included in the six area development agreements described above are three area development agreements we entered into during 2008. The three area development agreements we have signed this year cover 46 UFood Grill outlets (45 future and one operating), comprising five UFood Grill units in the Chicago metropolitan area (including one unit that opened in July 2008), 38 UFood Grill units in a five-state area composed of Colorado, Utah, Montana, Idaho and Wyoming and three units at airports in Texas. The three area development agreements we entered into prior to 2008 cover 22 UFood Grill outlets including two UFood Grill outlets currently open and operating and 20 UFood Grill outlets to be constructed in the future in Naples, FL, Sacramento, CA, and San Jose, CA. Currently, the area developers in San Jose, Sacramento and Naples, whose agreements require them to develop an aggregate of 22 restaurants, have failed to meet their agreed opening timelines for an aggregate of seven restaurants; however, construction has begun on one of the seven restaurants, and leases are being negotiated on two other locations. Management believes, based on its assessment of local conditions and conversations with the area developers, that these and all the other restaurants covered by these agreements will ultimately be completed. In October 2008, we terminated the franchise agreement covering a KnowFat! Lifestyle Grill in Waltham, Massachusetts, that we had been operating pursuant to a management services agreement because the franchisee failed to pay royalties due under the franchise agreement and the restaurant was unprofitable. The management services agreement was also terminated and the store has been closed. In May 2008, we terminated a 2005 franchise agreement with our franchisee operator in Dade and Broward Counties, Florida, covering 24 franchise locations because the franchisee did not meet the opening timeline specified in the agreement, and we have reclaimed the franchise territory. We have previously terminated four other agreements covering two operating and 16 unopened locations for similar reasons.

Of the 65 franchise locations to be constructed under existing area development agreements, five locations are expected to open before December 31, 2008, eleven locations are expected to open in 2009, five locations in 2010, 13 locations in 2011 and 31 locations thereafter. The rate at which current and future area developers and franchisees open locations will depend upon several factors, including the identification of suitable store sites, the negotiation of long-term leases, the permitting process, the construction of the stores, the ability to attract, train and retain employees and the ability to secure financing on acceptable terms.

Individual franchisees and area developers are required to pay for store construction costs, preopening costs and the costs of operating the store. We estimate it costs between $560,000 and $760,000 for a franchisee to open one of our outlets. Typically, franchisees are required to open their first outlet within nine months after they sign their franchise or area development agreement.

We intend to supplement the opening of franchisee-owned locations with additional Company-owned locations. While we have not set a specific target or timetable for Company-owned stores, we expect Company-owned locations will be concentrated in the New England area and could represent approximately 10% of total system-wide locations over the longer term. The rate at which we open Company-owned locations will depend on the same factors that impact the development and opening of franchisee-owned locations as well as the financial resources available to us. In order to open additional Company-owned stores beyond the four we currently operate, we will first need to secure additional capital to fund our business plan through the sale of debt securities or equity securities or both. See “Risk Factors—It is highly likely that we will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.” Assuming we can raise the capital necessary to fund our business plan, we plan to open eight Company-owned stores by June 30, 2010. We estimate it costs between $525,000 and $725,000 to open a Company-owned outlet. The rate at which we open Company-owned locations will depend upon several factors including our financial resources, the identification of suitable store sites, the negotiation of long-term leases, the local regulatory permitting process, and our ability to attract, train and retain employees.

As discussed below, we have not had positive cash flow from our operating activities for the last several years. We will need to raise additional capital in the next six months to fund our operating plan, including the construction of Company-owned stores.

Outlook

We believe the recent volatility in food and energy prices, increases in unemployment and home foreclosures and tightening credit conditions have all contributed to a slowdown in consumer spending which has had and, we expect will continue to have, an adverse effect on our business during the remainder of 2008 and 2009. While the impact varies with the location and the qualifications of the franchisee, the tight credit markets are generally making financing for construction and operation of restaurants more difficult to obtain on favorable terms. While we believe these factors have had a negative impact on our business, we also believe we have benefited from an industry wide “trade down” phenomenon, as consumers elect to save money by shifting from casual dining to fast food due to the narrowing in the food quality gap between casual and fast food over the past few years, lower average checks that appeal to consumers and shorter wait times in fast casual restaurants compared with casual dining establishments.

Critical Accounting Policies & Estimates

The discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements for the years ended December 30, 2007, and December 31, 2006, and  the three and six months ended June 29, 2008 and July 1, 2007 which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Consolidated Financial Statements requires us to make estimates, judgments and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Variances in the estimates or assumptions used could yield materially different accounting results. On an ongoing basis, we evaluate the continued appropriateness of our accounting policies and resulting estimates to make adjustments we consider appropriate under the facts and circumstances.

We have chosen accounting policies we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner.

Revenue Recognition

We follow the accounting guidance of SFAS No. 45, Accounting for Franchise Fee Income. Franchisee deposits represent advances on initial franchise fees prior to the opening of the franchisee location. We recognize initial franchise fee revenue when all material services we are required to perform and all material conditions we are required to satisfy have been substantially completed, which is generally the opening of the franchised location. We defer direct costs related to franchise sales until the related revenue is recognized; however, the deferred costs shall not exceed anticipated revenue less estimated additional related costs. Such costs include training, facilities design, menu planning and marketing. Franchise royalty revenues are recognized in the same period the relevant franchisee sales occur.

We record revenue for company-owned store sales upon delivery of the related food and other products to the customer.

Valuation of Goodwill
We account for goodwill and other intangible assets under SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. At December 30, 2007, the carrying amount of goodwill was $977,135 and was comprised of $841,135 of goodwill attributable to our store operations segment and $136,000 of goodwill attributable to our franchise operations segment. Goodwill attributable to our franchise operations segment is evaluated at least annually by comparing the Company’s fair market value, determined based upon quoted market prices of the Company’s equity securities, to the carrying amount of goodwill. Goodwill attributable to our store operations segment is evaluated at least annually on a restaurant by restaurant basis by comparing the present value of the restaurant’s future cash flows to the carrying amount of goodwill. Future cash flows are estimated based upon a restaurant’s historical operating performance and management’s projections of future revenues and expenses over the period of time that the Company expects to operate the restaurant, which generally coincides with the initial term of the restaurant’s lease but which may take into account the restaurant’s first lease renewal period up to 5 years. The estimate of a restaurant’s future cash flows also includes an estimate of the restaurant’s terminal value, which is determined by applying a capitalization rate of 20% to the restaurant’s earnings before income taxes, interest, depreciation and amortization (EBITDA) for the last year of the forecast period. The present value of the restaurant’s estimated future cash flows was calculated using a discount rate of 8%. The carrying amount of goodwill may be impaired in the future if our actual operating results and cash flows fall short of our expectations.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, when impairment indicators exist, the Company evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate the carrying amount of an asset may not be recovered. When events or changes in circumstances have occurred that indicate a long-lived asset may be impaired, the Company uses estimates of future cash flows on a restaurant-by- restaurant basis to test the recoverability of its long-lived assets. Future cash flows are estimated based upon the restaurant’s historical operating performance and management’s projections of future revenues and expenses. The estimate of future cash flows also takes into account the restaurant’s estimated terminal value. Long-lived assets may be impaired in the future if our actual operating results and cash flows fall short of our expectations.

Rent Expense

We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in SFAS No. 98, Accounting for Leases. The reasonably assured lease term on most of our leases is the initial non-cancelable lease term, which generally equates to between five and ten years. In addition, certain of our lease agreements provide for scheduled rent increases during the lease terms or for rental payments that commence on a date other than the date of initial occupancy. We include any rent escalations and rent holidays in its determination of straight-line rent expense. Consequently, rent expense for new locations is charged to expense beginning with the consummation date of the lease.

Stock-Based Compensation

We have adopted the provisions of SFAS No. 123R, Share-based Payment, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, shared-based compensation is measured at the grant date, based upon the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

We use the prospective approach as required by SFAS No. 123R and accordingly, compensation costs for periods prior to adoption were not restated. Under this approach, compensation cost is recognized for all share-based payments granted after the date of adoption based on the grant date fair value, estimated in accordance with the provisions of SFAS No. 123R. Financial statement amounts for prior periods have not been revised to reflect the fair value method of expensing share-based compensation. As a result of adopting SFAS No. 123R, our net loss for the years ended December 30, 2007, and December 31, 2006, was higher by $249,292 and $23,464, respectively, than if we had continued to account for stock-based compensation under the previous method and our net loss for the six month periods ended June 29, 2008 and July 1, 2007 was higher by $1,679,228 and $315,000, respectively.

Recent Developments

In August 2008, our area developer in Sacramento signed a lease for a UFood Grill location in the Westfield Galleria Mall in Roseville, California. The Westfield Mall unit is expected to open in the fourth quarter and will be our first location within a shopping mall and our second location in Roseville.

In July 2008, our first location in the Chicago metropolitan area opened. This is the first of five locations expected to be developed and operated by our Chicago-area franchisee. The franchisee has also signed a lease for a second UFood Grill location in Chicago that is expected to open in the fourth quarter of 2008.

Also in July 2008, our area developer in the five-state Rocky Mountain region signed a lease for a UFood Grill location in Draper, Utah. The developer expects to begin construction in September and open in the fourth quarter of 2008.

In June 2008, we signed an agreement to open a UFood Grill in the Dallas-Fort Worth (DFW) International Airport with a area developer and operator. The franchisee operates other restaurant concepts at DFW International Airport. The agreement also provides the franchisee the right to open additional UFood Grill locations in other airports in Texas. The unit at DFW International Airport is expected to open in 2008 and will be the second UFood Grill airport location after Logan International in Boston.

In May 2008, we commenced a corporate awareness campaign in the investment community. The campaign encompasses investor relations and public relations services, including traditional media outlets like television, radio, and print and the internet. The campaign aims to build awareness for our brand with shareholders, franchisees and customers. In connection with this campaign, we entered into service agreements with a number of investor relations and public relations firms, under which we issued to the service providers an aggregate of 740,000 shares of our common stock and warrants to purchase an aggregate of 2,916,666 shares of our common stock in partial payment for their services and granted them “piggyback” registration rights in connection with such shares. See “Description of Capital Stock—Registration Rights” below.

Also in May 2008, we terminated a 2005 franchise agreement with our franchisee operator in Dade and Broward Counties in South Florida, covering 24 unopened franchise locations because the franchisee did not meet the opening timeline specified in the agreement, and we have reclaimed the franchise territory. We had anticipated our former South Florida franchisee would have had one or more locations open and operating by May 2008 and would have been paying us royalties based upon sales generated by those locations. Additional such defaults by franchisees could materially adversely affect our growth plans and our business, financial condition and operating results.

In April 2008, we paid $800,000 to extinguish the note payable issued in connection with our acquisition of the business assets of one of our franchisees and recorded a gain on extinguishment of debt of $68,575. See Note 4, Acquisitions, to our 2007 Consolidated Financial Statements below.

Also in April 2008, we settled a dispute with a former franchisee regarding potential claims against us and certain of our officers and directors that sought damages in the approximate amount of $2,000,000.

Three and Six Months Ended June 29, 2008, Compared to Three and Six Months Ended July 1, 2007

The following table sets forth the percentage relationship to total revenues, except where otherwise indicated, of certain items included in our consolidated statements of operations for the periods indicated. Percentages may not add due to rounding:

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Revenues:
Store sales	96.4%	92.2%	95.5%	93.4%
Franchise royalties and fees	3.6	7.1	4.3	5.8
Other revenue	—	0.7	0.2	0.8
	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Store operating expenses (1) :
Food and paper costs	33.5%	38.1%	33.9%	36.3%
Cost of nutritional products	10.0	20.7	10.9	20.5
Labor	28.5	28.4	29.9	31.0
Occupancy	11.6	7.3	11.7	8.2
Other store operating expenses	15.2	16.3	17.5	16.2
General and administrative expenses	172.7	65.7	145.5	60.4
Advertising, marketing and promotion expenses	24.8	25.9	19.9	15.3
Depreciation and amortization	6.7	8.0	7.9	8.1
Loss on disposal of assets	—	36.1	0.1	18.2
Total costs and expenses	294.4	227.0	267.3	196.6

Operating loss	(194.4)	(127.0)	(167.3)	(96.6)

Other income (expense):
Interest income	2.1	0.5	1.7	0.6
Interest expense	(1.2)	(6.7)	(1.5)	(6.4)
Other income	4.2	—	2.3	—
Other income (expense), net	5.1	(6.2)	2.5	(5.8)

Loss before income taxes	(189.3)	(133.2)	(164.8)	(102.4)
Income taxes	—	—	—	—

Net loss	(189.3)%	(133.2)%	(164.8)%	(102.4)%

(1)	Food and paper costs are shown as a percentage of food sales. The cost of nutritional products, labor, occupancy and other store operating expenses are shown as a percentage of total store sales.

The following table sets forth certain data relating to the number of Company-owned, franchise-operated and system-wide store locations:

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July1, 2007
Company-owned locations:
Locations at the beginning of the year	4	5	4	5
Locations opened	—	—	—	—
Locations closed	—	(1)	—	(1)
Locations sold	—	—	—	—
Locations transferred	—	—	—	—
Locations at the end of the period	4	4	4	4

Franchise-owned locations:
Locations at the beginning of the year	4	4	4	4
Locations opened	—	1	—	1
Locations closed		—	—	—
Locations sold	—	—	—	—
Locations transferred	—	—	—	—
Locations at the end of the period(1)	4	5	4	5

System-wide locations
Locations at the beginning of the year	8	9	8	9
Locations opened	—	1	—	1
Locations closed	—	(1)	—	(1)
Locations sold	—	—	—	—
Locations transferred	—	—	—	—
Locations at the end of the period	8	9	8	9

(1)	At June 29, 2008, we operated two franchise-owned locations pursuant to the terms of management services agreements.

Three Months Ended June 29, 2008, Compared to Three Months Ended July 1, 2007

General

For the three months ended June 29, 2008, our comparable store sales for Company-owned stores decreased by 9.3% versus the comparable period of 2007. System-wide comparable store sales decreased by 16.2% versus the comparable period of 2007. For the three months ended June 29, 2008, three of our four Company-owned stores were comparable store locations and two of the four franchisee-owned locations were comparable store locations. All of the comparable store locations are located in the greater Boston area. As of June 29, 2008, the two franchisee-owned comparable store locations are being operated by us pursuant to two management services agreements. In October 2008, we terminated the franchise agreement covering one of the franchise-owned locations we were operating pursuant to a management services agreement. We also terminated the management services agreement and the store was closed. Comparable store sales of Company-owned and franchisee-owned locations were adversely impacted by record rainfall in the Boston area in May and June and a slowdown in consumer spending. Comparable store sales are based on sales for stores that have been in operation for the entire period of comparison. Franchisee-owned stores which we acquire are included in comparable store sales once they have been open for the entire period of comparison. Comparable store sales exclude closed locations.

Results of Operations

Revenues

Our total revenues for the three months ended June 29, 2008 increased by $279,184, or 20.6%, to $1,635,371 from $1,356,187 for the three months ended July 1, 2007. The increase in total revenues for the three months ended June 29, 2008, as compared to the prior year period was primarily due to sales generated by a new Company-owned restaurant that opened at Boston’s Logan International Airport in December 2007 partially offset by decreases in sales attributable to a Company-owned restaurant in Woburn, Massachusetts that closed in April 2007, and a Company-owned restaurant in Shrewsbury, Massachusetts that was sold in September 2007 and the decrease in comparable store sales.

Total store sales at Company-owned stores for the three months ended June 29, 2008 increased by $326,496, or 26.1%, to $1,577,040 from $1,250,544 for the three months ended July 1, 2007. As a percentage of total revenues, sales at Company-owned stores increased to 96.4% of total revenues for the three months ended June 29, 2008 from 92.2% of total revenues for the three months ended July 1, 2007. The increase in sales at Company-owned stores for the three months ended June 29, 2008 was primarily due to sales generated by the Logan Airport location, partially offset by a decrease in sales due to the closure of a Company-owned restaurant in April 2007 and the sale of a Company-owned restaurant in September 2007.

During the three months ended June 29, 2008, franchise royalties and fees decreased by $37,556, or 39.2% to $58,331 from $95,887 for the three months ended July 1, 2007 primarily due to a decrease in sales at franchisee-owned locations. Sales at franchisee-owned locations decreased primarily due to the closure of two franchisee-owned locations in the second half of 2007. (We terminated four franchise agreements, including one of which covered one operating and four unopened locations in the Minneapolis, Minnesota, area and another which covered one operating location in Massachusetts. We also terminated two other agreements that covered twelve unopened units.) We did not recognize any revenue from initial franchise fees during the three months ended June 29, 2008 or the three months ended July 1, 2007.

As of June 29, 2008, four franchisee-owned stores were open and operating and franchise and area development agreements covering an additional 71 franchise locations had been signed. (Subsequently one additional franchise location opened in Chicago and the franchise location in Bedford, Massachusetts closed.) Subsequent to June 29, 2008, we determined that the area developer for Houston would not be able to construct or open the five units specified in his area development agreement because the developer has not complied with the agreed development schedule and, to our knowledge, has taken no steps to identify potential store locations or otherwise develop his territory. Our standard franchise and area development agreements require franchisees and area developers to develop a specified number of stores on or before specific dates. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the agreement, retain up-front franchise fees and develop company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers and franchisees of the terms of their franchise agreements including the failure to open locations on time and non-compliance with our operating and brand requirements and other covenants under the franchise agreement.

Costs and Expenses

Food and paper costs for the three months ended June 29, 2008 increased by $116,735, or 35.5%, to $445,941 from $329,206 for the three months ended July 1, 2007. The increase was primarily attributable to food and paper costs incurred at a new Company-owned restaurant that opened at Boston’s Logan International Airport in December 2007. As a percentage of food sales, food and paper costs decreased to 33.5% of food sales for the three months ended June 29, 2008 from 38.1% of food sales for the three months ended July 1, 2007. The decrease in food and paper costs as a percentage of food sales was primarily attributable to lower meat prices and a change in the sales mix of food items resulting from the streamlined Ufood Grill menu (compared to KnowFat! menus) at our newest restaurant at Logan International Airport.

The cost of nutritional products for the three months ended June 29, 2008 decreased by $101,644, or 39.3%, to $156,968 from $258,612 for the three months ended July 1, 2007. As a percentage of store sales, the cost of nutritional products decreased to 10.0% of store sales for the three months ended June 29, 2008 from 20.7% of store sales for the three months ended July 1, 2007. The decrease in the cost of nutritional products as a percentage of store sales was primarily attributable to a change in our mix of restaurant (i.e., food) sales and retail (i.e., nutritional products) sales. Nutritional products represented a smaller proportion of our total store sales in during the three months ended June 29, 2008 compared with the three months ended July 1, 2007.

Store labor expense for the three months ended June 29, 2008 increased by $94,786, or 26.7%, to $449,436 from $354,650 for the three months ended July 1, 2007. The increase in labor expense was primarily attributable to labor costs incurred at our newest restaurant that opened at Logan International Airport in December 2007 and salary increases, partially offset by efficiencies associated with the streamlined UFood Grill menu at our Logan Airport location. As a percentage of store sales, labor expense increased slightly to 28.5% of store sales for the three months ended June 29, 2008 from 28.4% of store sales for the three months ended July 1, 2007.

Store occupancy costs for the three months ended June 29, 2008 increased by $92,244, or 100.8%, to $183,711 from $91,467 for the three months ended July 1, 2007. The increase in occupancy costs was primarily attributable to occupancy costs at our Logan Airport store that opened in December 2007 and occupancy costs of a franchise-owned location that we began operating pursuant to a management services agreement during the three months ended June 29, 2008. As a percentage of store sales, occupancy costs increased to 11.6% of store sales for the three months ended June 29, 2008 from 7.3% of store sales for the three months ended July 1, 2007, primarily due to higher rent expense at our Logan International Airport location compared with our other restaurant locations.

Other store operating expenses for the three months ended June 29, 2008 increased by $34,866, or 17.1%, to $239,106 from $204,240 for the three months ended July 1, 2007. The increase was primarily due to higher utility costs and other store operating costs at our Logan Airport restaurant, partially offset by savings due to improved cost control. As a percentage of store sales, other store operating expenses decreased to 15.2% of store sales for the three months ended June 29, 2008 from 16.3% of store sales during the three months ended July 1, 2007.

General and administrative expenses for the three months ended June 29, 2008 increased by $1,933,473, or 217.1%, to $2,823,870 from $890,397 for the three months ended July 1, 2007. The increase in general and administrative expenses was primarily due to investor relations and public relations expenses incurred in connection with the corporate awareness campaign we announced in May 2008, non-cash, stock-based compensation expense resulting from equity awards to employees, costs of operating as a public company and legal and other costs incurred in connection with the legal matters discussed in Note 7 of Notes to Consolidated Financial Statements for the three months and six months ended June 29, 2008 included elsewhere in this prospectus. During the three months ended June 29, 2008, we recognized $729,211 of stock-based compensation expense attributable to equity awards to employees. We did not recognize any stock-based compensation expense resulting from equity awards to employees during the three months ended July 1, 2007. As a result of the foregoing, general and administrative expenses increased to 172.7% of total revenues during the three months ended June 29, 2008 from 65.7% of total revenues for the three months ended July 1, 2007.

Advertising, marketing and promotion expenses for the three months ended June 29, 2008 increased by $54,777, or 15.6%, to $406,315 from $351,538 for the three months ended July 1, 2007. The increase in advertising, marketing and promotion expenses was primarily due to an increase in expenses related to a services agreement with George Foreman Ventures, LLC (GFV Services Agreement) that became effective June 12, 2007 (see “Description of Business—Growth Strategy” below), and expenses incurred in connection with the conversion of franchise-owned and company-operated stores operating under the KnowFat! trade name to stores operating under the UFood Grill trade name. Advertising, marketing and promotion expenses for the three months ended June 29, 2008 and July 1, 2007 include $383,700 and $315,000, respectively, of non-cash, stock-based compensation expense attributable to the GFV Services Agreement. As a percentage of total revenues, advertising, marketing and promotion expenses decreased to 24.8% of total revenues in the three months ended June 29, 2008 from 25.9% of total revenues in the three months ended July 1, 2007.

Pursuant to the terms of the GFV Services Agreement, we agreed to (i) issue 1,371,157 shares of common stock to GFV (ii) issue an additional 152,351 shares of common stock to GFV promptly following the sale of the 600th franchise, provided the sale of such franchise has occurred by December 31, 2009, and (iii) pay GFV a royalty equal to 0.2% of aggregate net sales, in exchange for the performance of certain services by George Foreman and a limited license to use Mr. Foreman’s name and likeness in connection with the promotion of restaurants operated by us and our franchisees. One half of the 1,371,157 shares issued to GFV, or 685,578 shares, vested on June 12, 2007, and 304,702 shares vested on June 13, 2008. The remainder will vest over three years. In the event there is a change of control as defined in the GFV Services Agreement, GFV may return 50% of the shares of common stock received in exchange for a prospective increase in the royalty rate to 0.5%. During the year ended December 30, 2007, we recorded $424,000 of promotion expense representing the fair value of the vested shares.

Depreciation and amortization expense for the three months ended June 29, 2008 increased by $1,606, or 1.5%, to $110,073 from $108,467 for the three months ended July 1, 2007. As a percentage of total revenues, depreciation and amortization expense decreased to 6.7% of total revenues for the three months ended June 29, 2008 from 8.0% of total revenues for the three months ended July 1, 2007.

Other income and expense improved from $84,078 of other expense for the three months ended July 1, 2007 to $83,931 of other income for the three months ended June 29, 2008. The improvement of $168,009 was primarily attributable to lower interest expense and a gain resulting from the extinguishment of debt. In April 2008, we paid $800,000 to extinguish indebtedness incurred in connection with the acquisition of a restaurant location and recognized a gain of $68,575 from the extinguishment of debt.

Our net loss for the three months ended June 29, 2008 increased by $1,289,507, or 71.4%, to $3,096,118, from $1,806,611 for the three months ended July 1, 2007. Our net loss increased primarily due to the increase in general and administrative expenses. As a percentage of total revenues, our net loss increased to 189.3% of total revenues for the three months ended June 29, 2008 from 133.2% of total revenues for the three months ended July 1, 2007.

Six Months Ended June 29, 2008 Compared to Six Months Ended July 1, 2007

General
For the six months ended June 29, 2008, our comparable store sales for Company owned stores decreased by 8.1%. and system-wide comparable store sales decreased by 11.5% versus the comparable period of 2007. For the six months ended June 29, 2008, three of our four Company-owned stores were comparable store locations and two of the four franchisee-owned locations were comparable store locations. All of the comparable store locations are located in the greater Boston area. As of June 29, 2008, the two franchisee-owned comparable store locations are being operated by us pursuant to management services agreements. In October 2008, we terminated the franchise agreement covering one of the two store locations operated by us pursuant to a management services agreement. The management services agreement was also terminated and the store was closed. Comparable store sales of Company-owned and franchisee-owned locations were adversely impacted by weather in the Boston area and a slowdown in consumer spending. Comparable store sales are based on sales for stores that have been in operation for the entire period of comparison. Franchisee-owned stores which we acquire are included in comparable store sales once they have been open for the entire period of comparison. Comparable store sales exclude closed locations.

Results of Operations

Revenues

Our total revenues for the six months ended June 29, 2008 increased by $275,115, or 10.2%, to $2,960,937 from $2,685,822 for the six months ended July 1, 2007. The increase in total revenues was primarily due to sales generated by our Logan Airport restaurant that opened in December 2007 partially offset by decreases in sales attributable to a Company-owned restaurant in Woburn, Massachusetts that closed in April 2007, and a Company-owned restaurant in Shrewsbury, Massachusetts that was sold in September 2007 and a decrease in comparable store sales.

Total store Sales at Company-owned stores for the six months ended June 29, 2008 increased by $319,424, or 12.7%, to $2,828,922 from $2,509,498 for the six months ended July 1, 2007. As a percentage of total revenues, sales at Company-owned stores increased to 95.5% of total revenues for the six months ended June 29, 2008 from 93.4% of total revenues for the six months ended July 1, 2007. The increase in sales at Company-owned stores for the six months ended June 29, 2008 was primarily due to sales generated by our Logan Airport store, partially offset by a decrease in sales due to the closure of a Company-owned restaurant in April 2007 and the sale of a Company-owned restaurant in September 2007.

During the six months ended June 29, 2008, franchise royalties and fees decreased by $28,448, or 18.4% to $126,058 from $154,506 for the six months ended July 1, 2007 primarily due to a decrease in sales at franchisee-owned locations. Sales at franchisee-owned locations decreased primarily due to the closure of two franchisee-owned locations in the second half of 2007 and a decrease in comparable store sales of franchisee-owned stores. We did not recognize any revenue from initial franchise fees during the six months ended June 29, 2008 or the six months ended July 1, 2007.

Costs and Expenses

Food and paper costs for the six months ended June 29, 2008 increased by $158,058, or 24.8%, to $796,097 from $638,039 for the six months ended July 1, 2007. The increase was primarily attributable to food and paper costs incurred at our newest restaurant at Boston’s Logan International Airport that opened in December 2007. As a percentage of food sales, food and paper costs decreased to 33.9% of food sales during the six months ended June 29, 2008 from 36.3% of food sales during the six months ended July 1, 2007. The decrease in food and paper costs as a percentage of food sales was primarily attributable to lower meat prices and a change in the sales mix of food items resulting from sales at our Logan Airport restaurant.

The cost of nutritional products for the six months ended June 29, 2008 decreased by $204,688, or 39.8%, to $309,335 from $514,023 for the six months ended July 1, 2007. As a percentage of store sales, the cost of nutritional products decreased to 10.9% of store sales for the six months ended June 29, 2008 from 20.5% of store sales for the six months ended July 1, 2007. The decrease in the cost of nutritional products as a percentage of store sales was primarily attributable to a change in our mix of restaurant (i.e., food) sales and retail (i.e., nutritional products) sales. Nutritional products represented a smaller proportion of our total store sales during the six months ended June 29, 2008 compared with the six months ended July 1, 2007.

Store labor expense for the six months ended June 29, 2008 increased by $68,708, or 8.8%, to $846,899 from $778,191 for the six months ended July 1, 2007. The increase in labor expense was primarily attributable to labor costs incurred at our newest restaurant at Logan Airport. As a percentage of store sales, labor expense decreased to 29.9% of store sales for the six months ended June 29, 2008 from 31.0% of store sales for the six months ended July 1, 2007. The improvement in labor expense as a percentage of store sales is primarily due to the efficiencies resulting from the streamlined UFood menu at our Logan Airport location compared with the three legacy KnowFat locations at June 29, 2008. We have subsequently converted two of the then-remaining KnowFat locations to the UFood concept and plan to convert the remaining KnowFat location by the end of 2008.

Store occupancy costs for the six months ended June 29, 2008 increased by $125,094, or 61.1%, to $329,802 from $204,708 for the six months ended July 1, 2007. The increase in store occupancy costs was primarily attributable to occupancy costs at our Logan Airport store that opened in December 2007 and occupancy costs of a franchise-owned location that we began operating in February 2007 pursuant to a management services agreement. As a percentage of store sales, store occupancy costs increased to 11.7% of store sales for the six months ended June 29, 2008 from 8.2% of store sales for the six months ended July 1, 2007, primarily due to higher rent expense at our Logan Airport restaurant compared with our other restaurant locations.

Other store operating expenses for the six months ended June 29, 2008 increased by $88,121, or 21.7%, to $494,846 from $406,725 for the six months ended July 1, 2007. The increase was primarily due to other store operating expenses at our Logan Airport restaurant and higher utility costs, partially offset by savings due to better cost control. As a percentage of store sales, other store operating expenses increased to 17.5% of store sales for the six months ended June 29, 2008 from 16.2% of store sales for the six months ended July 1, 2007, primarily due to higher store sales.

General and administrative expenses for the six months ended June 29, 2008 increased by $2,686,954, or 165.7%, to $4,308,258 from $1,621,304 for the six months ended July 1, 2007. The increase in general and administrative expenses was primarily due to investor relations and public relations expenses incurred in connection with our previously announced corporate awareness campaign, non-cash, stock-based compensation expense resulting from equity awards to employees, costs of operating as a public company and legal and other costs incurred in connection with the legal matters discussed in Note 7 of Notes to Consolidated Financial Statements for the three months and six month periods ended June 29, 2008 included elsewhere in this prospectus. During the six months ended June 29, 2008, we recognized $783,283 of stock-based compensation expense attributable to equity awards to employees. We did not recognize any stock-based compensation expense from equity awards to employees during the six months ended July 1, 2007. As a result of the foregoing, general and administrative expenses increased to 145.5% of total revenues during the six months ended June 29, 2008 from 60.4% of total revenues for the six months ended July 1, 2007.

Advertising, marketing and promotion expenses for the six months ended June 29, 2008 increased by $178,821, or 43.4%, to $590,571 from $411,750 for the six months ended July 1, 2007. The increase in advertising, marketing and promotion expenses was primarily due to an increase in expenses related to the services agreement with George Foreman Ventures, LLC (GFV Services Agreement) that became effective June 12, 2007, and expenses incurred in connection with the conversion of franchise-owned and company-operated stores operating under the KnowFat! tradename to stores operating under the UFood tradename. Advertising, marketing and promotion expenses for the six months ended June 29, 2008 and July 1, 2007 include $454,699 and $315,000, respectively, of non-cash, stock-based compensation expense attributable to the GFV Services Agreement. As a percentage of total revenues, advertising, marketing and promotion expenses increased to 19.9% of total revenues during the six months ended June 29, 2008 from 15.3% of total revenues during the six months ended July 1, 2007.

Depreciation and amortization expense for the six months ended June 29, 2008 increased by $18,341, or 8.5%, to $234,980 from $216,639 for the six months ended July 1, 2007. As a percentage of total revenues, depreciation and amortization expense decreased to 7.9% of total revenues for the six months ended June 29, 2008 from 8.1% of total revenues for the six months ended July 1, 2007.

Other income and expense improved from $155,914 of other expense for the six months ended July 1, 2007 to $73,204 of other income for the six months ended June 29, 2008. The improvement of $229,118 was primarily attributable to lower interest expense and a gain of $68,575 resulting from the extinguishment of debt. In April 2008, we paid $800,000 to extinguish indebtedness incurred in connection with the acquisition of a restaurant location. Interest expense for the six months ended June 29, 2008 decreased compared with interest expense for the six months ended July 1, 2007 as a result of debt repayments.

Our net loss for the six months ended June 29, 2008 increased by $2,127,543, or 77.3%, to $4,879,156, from $2,751,613 for the six months ended July 1, 2007. Our net loss increased primarily due to the increase in general and administrative expenses. As a percentage of total revenues, our net loss increased to 164.8% of total revenues for the six months ended June 29, 2008 from 102.4% of total revenues for the six months ended July 1, 2007.

Fiscal Year Ended December 30, 2007, Compared to Fiscal Year Ended December 31, 2006

The following table sets forth the percentage relationship to total revenues, except where otherwise indicated, of certain items included in our consolidated statements of operations for the periods indicated. Percentages may not add due to rounding:

	Year Ended
	December 30, 2007	December 31, 2006
Revenues:
Store sales	92.6%	88.7%
Franchise royalties and fees	6.7	8.7
Other revenue	0.7	2.6
	100.0%	100.0%

Costs and expenses:
Store operating expenses (1):
Cost of goods sold, food and paper products	44.3%	44.9%
Labor	30.9	31.9
Occupancy	9.0	9.4
Other store operating expenses	17.5	17.2
General and administrative expenses	71.8	96.3
Advertising, marketing and promotion expenses	13.7	14.9
Depreciation and amortization	8.8	6.0
Loss on disposal of assets	13.6	—
Total costs and expenses	202.1	208.9

Operating loss	(102.1)	(108.9)

Other income (expense):
Interest income	0.3	1.3
Interest expense	(7.9)	(4.0)
Other expense, net	(1.5)	(0.2)
Other income (expense), net	(9.1)	(2.9)

Loss before income taxes	(111.2)	(111.8)
Income taxes	—	—
Net loss	(111.2)%	(111.8)%

(1)     As a percentage of store sales.

The following table sets forth certain data relating to the number of company-owned, franchise-operated and system-wide store locations:

	Year Ended
	December 30, 2007	December 31 2006
Company-owned locations:
Locations at the beginning of the year	5	3
Locations opened	1	1
Locations closed	(1)	—
Locations sold	(1)	—
Locations transferred	—	1
Locations at the end of the year	4	5

Franchise-operated locations:
Locations at the beginning of the year	4	1
Locations opened	2	4
Locations closed	(2)	—
Locations sold	—	—
Locations transferred	—	(1)
Locations at the end of the year	4	4

System-wide locations
Locations at the beginning of the year	9	4
Locations opened	3	5
Locations closed	(3)
Locations sold	(1)
Locations transferred	—	—
Locations at the end of the year	8	9

General

For the year ended December 30, 2007, our comparable store sales for our owned stores decreased 2.7% from the prior year. System-wide comparable store sales decreased by the same percentage because there was no franchise store data to compare, since all franchise-operated stores had been open less than a year. Comparable store sales are based on sales for stores that have been in operation for the entire period of comparison. Franchise-operated stores which we acquire are included in comparable store sales once they have been open for the entire period of comparison. Comparable store sales exclude closed locations.

Results of Operations

Revenues

Our total revenues for the year ended December 30, 2007, increased $1,213,189, or 32.9%, to $4,904,883 from $3,691,694 for the year ended December 31, 2006. The growth in total revenues for the year ended December 30, 2007, as compared to the prior year was primarily due to the addition of one new company-owned store opened during the fourth quarter of 2006 and a change in the status of one store from a franchise-operated store to a company-owned store during the fourth quarter of 2006 partially offset by a decrease in sales at a company-owned store that was closed in April 2007.

Sales at company-owned stores for the year ended December 30, 2007, increased by $1,270,091, or 38.8%, to $4,543,194 from $3,273,103 for the year ended December 31, 2006. As a percentage of total revenues, sales at company-owned stores increased to 92.6% of total revenues for the year ended December 30, 2007, from 88.7% for the year ended December 31, 2006. The increase in sales at company-owned stores for the year ended December 30, 2007, was primarily due to the opening of one new store and the acquisition of a franchise-operated store during the fourth quarter of 2006 partially offset by a decrease in sales of a company-owned store closed in April 2007 and a company-owned store sold in September 2007.

During the year ended December 30, 2007, franchise royalties and fees increased $7,168, or 2.2% to $326,733 from $319,565 for the year ended December 31, 2006. The increase in franchise royalties and fees in 2007 was primarily due to an increase in royalties earned on sales at three franchise-operated locations that opened after December 31, 2006, higher sales at the three franchise-operated locations open at December 31, 2006, and higher advertising fund contributions partially offset by a decrease in franchise fees.

During the year ended December 30, 2007, franchise royalties increased $31,087, or 28.0%, to $142,233 from $111,146 for the year ended December 31, 2006. Franchise fees for the year ended December 30, 2007, decreased by $70,000, or 50.0%, to $70,000 from $140,000 for the year ended December 31, 2006. Contributions to the advertising fund increased by $46,081, or 67.4%, to $114,500 for the year ended December 30, 2007, from $68,419for the year ended December 31, 2006.

At December 30, 2007, four franchise-operated stores were open and operating and commitments to open an additional 64 franchise-operated locations had been received. We expect the 64 additional franchise-operated locations to open according to the timetable set forth in agreements we have with various area developers, with the majority of the locations opening in the next four or five years. Our standard franchise agreement requires a franchisee to develop a specified number of stores on or before specific dates. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the franchise agreement and develop company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers and franchisees of the terms of their franchise agreements including the failure to open locations on time and non-compliance with our operating and brand requirements and other covenants under the franchise agreement.

Costs and Expenses

Cost of goods sold, food and paper products for the year ended December 30, 2007, increased by $541,545, or 36.8%, to $2,011,229 from $1,469,684 for the year ended December 31, 2006. The increase in cost of goods sold, food and paper products was primarily due to an increase in the number of weeks that company-owned stores operated in 2007 compared with 2006. As a percentage of store sales, cost of goods sold, food and paper products decreased to 44.3% of store sales for the year ended December 30, 2007, from 44.9% of store sales for the year ended December 31, 2006. The decrease in cost of goods sold, food and paper products as a percentage of store sales was primarily due to operational improvements such as portion control, loss prevention and reduced waste partially offset by higher meat prices.

Labor expense for the year ended December 30, 2007, increased by $362,348, or 34.7%, to $1,405,662 from $1,043,314 for the year ended December 31, 2006. The increase in labor expense was primarily attributable to costs of new employees hired in connection with the opening of new company-owned store locations and the increase in the number of weeks that company-owned stores operated in 2007 compared with 2006. As a percentage of store sales, labor expense decreased to 30.9% of store sales for the year ended December 30, 2007, from 31.9% of store sales for the year ended December 31, 2006. The decrease in labor expense as a percentage of store sales for the year ended December 30, 2007, was primarily due to increased labor efficiencies resulting from changes in our kitchen layout.

Occupancy costs for the year ended December 30, 2007, increased by $100,904, or 32.6%, to $410,061 from $309,157 for the year ended December 31, 2006. The increase in occupancy costs was primarily attributable to new company-owned stores and the increase in the number of weeks that company-owned stores operated in 2007 compared with 2006. As a percentage of store sales, occupancy costs decreased to 9.0% of store sales for the year ended December 30, 2007, from 9.4% of store sales for the year ended December 31, 2006. The decrease in occupancy costs as a percentage of store sales was primarily due to the decrease in occupancy costs and increase in store sales.

Other store operating expenses for the year ended December 30, 2007, increased by $235,454, or 41.9%, to $796,804 from $561,350 for the year ended December 31, 2006. The increase in other store operating expenses was primarily due to the increase in the number of weeks that company-owned stores operated in 2007 compared with 2006. As a percentage of store sales, other store operating expenses increased slightly to 17.5% of store sales during the year ended December 30, 2007, from 17.2% of store sales during the year ended December 31, 2006.

General and administrative expenses for the year ended December 30, 2007, decreased by $35,582, or 1.0%, to $3,520,392 from $3,555,974 for the year ended December 31, 2006. The decrease in general and administrative expenses for the year ended December 30, 2007, compared to the same period in the prior year is primarily due to reduced headcount and reduced professional fees offset by higher stock-based compensation expense. General and administrative expenses include $249,292 of stock-based compensation expense in 2007 compared with $23,462 of stock-based compensation expense in 2006. As a percentage of total revenues, general and administrative expenses decreased to 71.8% of total revenues for the year ended December 30, 2007, from 96.3% of total revenues for the year ended December 31, 2006. The decrease in general and administrative expenses as a percentage of revenues for the year ended December 30, 2007, compared to the same period in the prior year is primarily due reduced headcount, lower professional fees and tighter expense control.

Advertising, marketing and promotion expenses for the year ended December 30, 2007, increased by $123,110, or 22.5%, to $671,440 from $548,330 for the year ended December 31, 2006. The increase in advertising, marketing and promotion expenses was primarily due to promotion expense related to the services agreement with George Foreman Ventures, LLC (GFV Services Agreement) that became effective June 12, 2007, and expires in June 2011, partially offset by improved expense control. As a percentage of total revenues, advertising, marketing and promotion expenses decreased to 13.7% of total revenues in 2007 from 14.9% of total revenues in 2006.

Depreciation and amortization expense for the year ended December 30, 2007, increased by $206,842, or 92.9%, to $429,586 from $222,744 for the year ended December 31, 2006. Depreciation and amortization expense increased due to new company-owned store locations and new equipment installed in previously existing company-owned store locations. As a percentage of total revenues, depreciation and amortization expense increased to 8.8% of total revenues for the year ended December 30, 2007, from 6.0% of total revenues for the year ended December 31, 2006.

The loss on disposal of assets for the year ended December 30, 2007, represents the costs associated with the closing of one company-owned store and the sale of one company-owned store. The costs associated with the disposition of the two stores were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and are comprised of $232,073 representing the liability for the remaining lease obligation, $428,191 for the write-off of goodwill and $6,574 representing a loss incurred on the disposition of inventory, plant and equipment.

Net interest expense for the year ended December 30, 2007, increased by $271,263, or 277.2%, to $369,130, from $97,867 for the year ended December 31, 2006. As a percentage of total revenues, net interest expense increased to 7.6% of total revenues for the year ended December 30, 2007, from 2.7% of total revenues for the year ended December 31, 2006. The increase in net interest expense was primarily due to higher debt levels during the year ended December 30, 2007, compared to the year ended December 31, 2006, and higher interest rates. The higher debt levels in 2007 were attributable to debt incurred in connection with the acquisition of two store locations during the fourth quarter of 2006 and $3,000,000 principal amount of promissory notes sold during 2007.

Our net loss for the year ended December 30, 2007, increased by $1,325,801, or 32.1%, to $5,451,414, from $4,125,613 for the year ended December 31, 2006. Our net loss increased primarily due to the increase in store operating expenses, higher promotion expenses resulting from the GFV Services Agreement, higher stock-based compensation expense, higher depreciation and amortization expenses, the loss recognized in connection with the disposition of two company-owned store locations and higher net interest expense. As a percentage of total revenues, our net loss decreased to 111.2% of total revenues for the year ended December 30, 2007, from 111.8% of total revenues for the year ended December 31, 2006.

Liquidity, Funding and Capital Resources

Our capital requirements, including development costs related to the opening or acquisition of additional stores and maintenance and remodel expenditures, have and will continue to be significant. Historically we have funded our operations, working capital requirements, acquisitions and capital expenditures with proceeds from the issuance of debt and equity securities. Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of expansion, real estate markets, site locations and the nature of the arrangements negotiated with landlords, as well as access to the debt and/or equity capital markets. We have incurred significant operating losses since inception and expect to incur operating losses for the foreseeable future.

Our current business plan assumes no Company-owned stores will be constructed during the remainder of fiscal 2008 and that four Company-owned stores will be constructed in each of fiscal 2009 and the first half of fiscal 2010. As set forth in the following table, we will need to secure approximately $10.9 million of additional capital through the sale of debt securities or equity securities or both to fund our current business plan through June 30, 2010. The amounts shown below may change as we execute our business plan.

Estimated Capital Required to Fund the Company’s Operating Plan from July 1, 2008 to June 30, 2010(Millions)
Capital Required to Fund the Company’s Operating Plan (millions):
Operating activities (excluding marketing & promotion services shown below)	$2.4
New store construction costs	4.7
Other capital expenditures	0.1
Conversion of franchise-owned and company-owned stores to UFood Grill outlets	0.6
Marketing and promotion services	2.2
Debt repayment	0.9
Estimated capital required through June 30, 2010	$10.9

The estimated capital required to fund our current plan is expected to come from the sale of debt securities, equity securities or both. None of the capital required is expected to come from the exercise of warrants. Currently, we do not have a bank line of credit or other source of additional debt financing. There can be no assurance that we will be able to secure the additional capital that our business plan requires. See “Risk Factors—It is highly likely that we will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.”

At and for the Six Months Ended June 29, 2008
Cash and cash equivalents and restricted cash at June 29, 2008 were $4,099,122 compared to $4,435,813 at December 30, 2007. Cash is primarily used to fund our (i) capital expenditures for new and remodeled company-owned stores, (ii) acquisitions of franchisee-owned stores, (iii) working capital requirements and (iv) net operating losses. At June 29, 2008, restricted cash included $201,966 of cash proceeds received from the private placement offering completed on March 31, 2008 and deposited in an escrow account to fund qualified public relations and investor relations expenses.

At June 29, 2008, we had working capital of $1,752,834 compared to working capital of $1,165,395 at December 30, 2007. The increase in working capital was primarily due to debt repayments.

We used $3,112,528 of cash to fund our operating activities in the six months ended June 29, 2008 compared with $1,752,437 of cash used to fund our operating activities in six months ended July 1, 2007. The increase in cash used to fund our operating activities was primarily due to cash used for investor relations and public relations activities, costs of operating as a public company and legal and other costs associated with the settlement of a dispute with a former franchisee and changes in working capital.

During the six months ended June 29, 2008, we spent $205,077 for the acquisition of equipment compared with $12,930 spent for the acquisition of equipment during the six months ended July 1, 2007.

During the six months ended June 29, 2008, financing activities provided $3,470,998 of cash. During the six months ended June 29, 2008, we received $4,112,689 of net cash proceeds from the sale of 4,781,000 Units of our securities as described above and we used $1,103,623 of cash to repay outstanding indebtedness. For the six months ended July 1, 2007, financing activities provided $423,596 of cash, including $1,000,000 of cash received from the issuance of notes payable.

At and for the Fiscal Year Ended December 30, 2007

Cash and cash equivalents and restricted cash at December 30, 2007, were $4,435,813 compared to $1,840,090 at December 31, 2006. Cash is primarily used to fund (i) capital expenditures for new and remodeled company-owned stores, (ii) acquisitions of franchise-operated stores, (iii) working capital requirements and (iv) net operating losses.

In December 2007, we consummated a private offering to accredited investors of up to 8,000,000 units of our securities at a price of $1.00 per unit. Each unit consists of one share of common stock and a warrant to purchase one-half, or 50%, of a share of common stock. The investors in the offering collectively purchased 6,160,000 units in December 2007 for total cash consideration of $6,160,000, before expenses of $1,345,840, and 4,781,000 units in the first quarter of fiscal 2008 for total cash consideration of $4,781,000, before estimated expenses of $600,000. Under the terms of the private offering, we were required to deposit $1,000,000 of the proceeds received in an escrow account. The amount placed in escrow can only be used to pay qualified public relations and investor relations expenses.

At December 30, 2007, we had working capital of $1,165,395 compared to a working capital deficit of $1,214,657 at December 31, 2006. The increase in working capital was primarily due to an increase in cash and cash equivalents. The increase in cash and cash equivalents was primarily due to the net cash proceeds received from the sale of 6,160,000 units in the private offering.

We used $3,134,984 of cash to fund our operating activities in 2007 compared with $3,539,743 of cash used to fund our operating activities in 2006, representing an improvement of $404,759.

During 2007, we spent $842,447 of cash for investing activities compared with $1,066,807 spent on investing activities in 2006. The improvement in net cash used in investing activities was primarily due to $150,000 of cash proceeds we received from the sale of a company-operated store in 2007. During 2007, we spent $992,447 for the acquisition of property and equipment compared with $1,065,119 spent on the acquisition of property and equipment in 2006. In 2007 and 2006 we opened one company-operated store.

Net cash provided by financing activities increased by $819,232 to $5,489,542 in 2007 from $4,670,310 in 2006. The increase was primarily due to an increase in net cash proceeds received from the sale of debt and equity securities partially offset by an increase in restricted cash. In 2007, we received net cash proceeds of $7,351,320 from the sale of debt and equity securities comprised of $4,814,160 received from the sale of 6,160,000 units and $2,537,160 received from the sale of $3,000,000 principal amount of promissory notes. Approximately $1,000,000 of the proceeds received from the sale of units was deposited in an escrow account. The amount placed in escrow may be used by us but only for the payment of qualified public relations and investor relations expenses. In 2006, we received net cash proceeds of $3,519,466 from the sale of debt and equity securities comprised of $3,069,466 received from the sale of 719,440 shares of series C preferred stock and $450,000 received from debt incurred in connection with the acquisition of a franchise-operated restaurant. In 2006, approximately $1,400,000 of cash which had been restricted became unrestricted.

Historically we have funded our operations, working capital requirements, acquisitions and capital expenditures with cash flow generated by operations and proceeds from the issuance of debt and equity securities. We believe that cash flow from operations and proceeds from the issuance of debt and equity securities will be sufficient to fund our operations and capital expenditures for the next twelve months.

Credit Agreement with TD Banknorth, N.A.

Under the terms of a credit agreement dated as of May 27, 2005 between our wholly-owned subsidiary, KFLG Watertown, Inc. and TD Banknorth, N.A. (as amended, the Credit Agreement), KFLG is obligor on a term loan that matures in May 2010. No additional amounts are available to be borrowed under the Credit Agreement. At June 29, 2008, the outstanding balance on the term loan was $867,078. The term loan is due in monthly installments of $29,167 through May 2010 and bears interest at the bank’s prime rate (5.0% at June 29, 2008). The term loan is secured by substantially all of the assets of KFLG and its subsidiaries. The term loan is guaranteed by the Company’s chief executive officer and its wholly-owned subsidiary, KnowFat Franchise Company, Inc.

Under the terms of the Credit Agreement, KFLG is prohibited, without the prior written consent of TD Banknorth, from declaring, making or paying any distribution of any kind or dividend of any kind whatsoever (other than dividends payable solely in common stock) except that any of KFLG’s subsidiaries may make a distribution to KFLG so long as there is a loan outstanding. Such restriction has not had and is not expected to have any impact on our ability to meet our cash obligations.

Contractual Obligations and Other Commitments

In addition to our capital expenditures requirements, we have certain other contractual and committed cash obligations. Our contractual cash obligations primarily consist of non-cancelable operating leases for our stores, and administrative offices. Lease terms for our stores and administrative offices are generally for seven to ten years with renewal options at most locations and generally require us to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs. Some store leases provide for contingent rental (i.e., percentage rent) payments based on sales in excess of specified amount. Certain of our lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy.

The following table sets forth information as of December 30, 2007, with respect to our contractual obligations and the effect they are expected to have on our liquidity and cash flows in future periods:

	Total	Less Than 1 Year		1 Year to 3 Years	4 Years to 5 Years	More than 5 Years

Long-term debt	$2,605,684	$1,874,993	(1)	$730,691	$—	$—
Capital leases	168,449	70,698		93,830	3,921	—
Operating leases	4,480,000	727,000		1,234,000	1,249,000	1,270,000
Scheduled interest payments (2)	118,205	65,386		52,819	—	—

(1)
During the six months ended June 29, 2008, we repaid $1,103,623 of our long-term debt including $800,000 paid in April 2008to extinguish the note payable issued in connection with the acquisition of the Boston Downtown Crossing restaurant and store. Long-term debt due in less than 1 year includes $450,000 that becomes due upon the sale of our Landmark Center restaurant and store. We currently have no plans to sell our Landmark Center unit.

(2)
Interest on the term note payable to T.D. Banknorth, N.A. is payable monthly at the bank’s prime rate (7.25% per annum at December 30, 2007). Future interest on the T.D. Banknorth note was calculated using an assumed rate of 7.25%.

Impact of Inflation

Our profitability depends in part on our ability to anticipate and react to increases in our operating costs, including food, labor, occupancy (including utilities and energy), insurance and supplies costs. In the past, we have been able to recover some of our higher operating costs through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases, and competitive pressures may limit our ability to recover such cost increases in their entirety. Historically, the effects of inflation on our net income have not been materially adverse. However, the recent volatility in certain commodity markets, such as those for energy, grains and dairy products, which have experienced significant increases in prices, may have an adverse effect on us in the latter half of fiscal 2008 and beyond and may be generally causing franchisees in our industry to delay construction of new restaurants and/or causing potential new franchisees to reconsider entering into franchise agreements. The extent of the impact may depend on our ability to increase our menu prices and the timing thereof.

Many of our employees are paid hourly rates related to federal and state minimum wage laws. Although we have and will continue to attempt to pass along any increased labor costs through food price increases, there can be no assurance that all such increased labor costs can be reflected in our prices or that increased prices will be absorbed by consumers without diminishing to some degree consumer spending at our stores. However, we have not experienced to date a significant reduction in store profit margins as a result of changes in such laws, and management does not anticipate any related future significant reductions in gross profit margins.

Recent Accounting Pronouncements

Adoption of New Accounting Principle

Effective January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements, for all financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption of SFAS No. 157 did not expected to have a material impact on our consolidated financial statements.
Recent Accounting Pronouncements In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and specifies what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until December 28, 2008. We expect SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51. SFAS No. 160 changes the accounting and reporting for minority interests. Minority interests will be re-characterized as non-controlling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS No. 160 is not expected to have a material impact on our future consolidated financial statements.
In March 2008 the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. SFAS No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk-related contingent features contained within derivatives. SFAS No. 161 also requires entities to disclose additional information about the amounts and location of derivatives included in the financial statements, how the provisions of SFAS No. 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on our future consolidated financial statements. In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 110. SAB No. 110 expresses the views of the staff regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123R. SAB No. 110 is not expected to have a significant impact on our consolidated financial statements.

DESCRIPTION OF BUSINESS

Corporate History and Additional Information
We are a franchisor and operator of fast-casual food service restaurants and nutritional product retail stores that capitalize on what we believe are the developing trends toward healthier living and eating and the increasing consumer demands for restaurant fare that offers appetizing food with healthy attributes. We believe our menu items are made with higher quality ingredients and healthier cooking techniques than ordinary quick serve food. Consequently, we believe our menu provides customers with a delicious and healthy alternative to typical fast food options.  Guests order at a counter and wait three to five minutes for their meals to be prepared. At UFood Grill, we bake, grill or steam our menu offerings; we never fry our food. All of the meat we serve is all-natural and hormone-free. Our sauces, cheeses and salad dressings are reduced-fat. We serve whole-grain breads and side dishes and, where we can do so while still charging our customers a reasonable price, organic meats and vegetables (meeting U.S. Food and Drug Administration standards for “organic”). The food is served on ceramic plates with metal utensils and is either taken to the table by each guest or delivered to the table by a UFood server. Delivering great taste and an overall pleasing dining experience for an individual customer is the focus of UFood’s mission and concept.

We were incorporated in the State of Nevada on February 8, 2006, as Axxent Media Corporation. Prior to December 18, 2007, we were a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. As Axxent Media Corporation, our business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films for reproduction and distribution to foreign countries. Following the merger described below, we abandoned our plans to obtain reproduction and distribution rights to films. On August 8, 2007, we changed our name to UFood Franchise Company, and on September 25, 2007, we changed our name to UFood Restaurant Group, Inc.
On December 18, 2007, a wholly-owned subsidiary of our Company merged with and into KnowFat Franchise Company, Inc., with KnowFat surviving the merger as our wholly-owned subsidiary. Following the merger, we continued KnowFat’s business operations. KnowFat was founded in 2004 to capitalize on the popularity of a chain of fast-casual concept restaurants operating under the trade name “Lo Fat Know Fat” in the greater Boston area, as well as the trend we believe is developing in the United States towards healthier living and eating. After operating for three years as KnowFat! Lifestyle Grille, while continuously modifying and improving the concept, management decided that future locations will operate under the name UFood Grill.

Our operations currently consist of eight restaurants in the Boston area, Naples, FL, Chicago, IL and Sacramento, CA, comprising four Company-owned restaurants and four franchise-owned locations. We currently operate one of the franchise-owned locations pursuant to a management services agreement. We have entered into a total of six area development agreements covering 68 franchise units in nine states (California, Colorado, Florida, Illinois, Idaho, Montana, Texas, Utah and Wyoming), including three of the four franchise locations currently open and operating, and requiring the construction by franchisees of 65 future UFood Grill outlets. In addition, we have entered into one individual franchise agreement in Massachusetts, which is currently open and operating.

An area development agreement grants the area developer the right to acquire franchises to develop, own and operate a specified number of UFood outlets at locations approved by us within a defined geographic area. Area development agreements include a development schedule that lists the total number of outlets the area developer must develop, the area(s) in which they must be developed and the required opening date for each outlet. In order for an area developer to acquire the rights to a territory, the developer must pay up front one-half of the franchise fee for each unit that developer agrees to build in the territory. In some agreements, we have deferred the payment of the up-front fee, so that the developer pays up-front fees for the first few stores upon the execution of the agreement and fees for the stores opening in later specified phases of the build-out at a later date. Each unit when completed becomes subject to an individual UFood franchise agreement as described below. We may also enter into individual franchise agreements not covered by an area development agreement.

Our standard franchise agreement typically provides for a term of 15 years and gives the franchisee two five-year renewal options. Our franchise agreement typically requires the payment of a one-time franchise fee of $35,000 per restaurant, royalties of 5% of gross sales and contributions to a system-wide advertising fund of 1.5% of gross sales. The franchisee is also required to spend 1.5% of gross sales on local marketing. In general, 50% of the franchise fee is payable at the time the franchise agreement is signed and the balance is due at the time each store opens.

Our standard franchise and area development agreements require franchisees and area developers to develop a specified number of stores on or before specific dates. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the agreement, retain up-front franchise fees and develop company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers and franchisees of the terms of their franchise agreements including the failure to open locations on time and non-compliance with our operating and brand requirements and other covenants under the franchise agreement.

Included in the six area development agreements described above are three area development agreements we entered into during 2008. The three area development agreements we have signed this year cover 46 UFood Grill outlets (45 future and one operating), comprising five UFood Grill units in the Chicago metropolitan area (including one unit that opened in July 2008),   38 UFood Grill units in a five-state area composed of Colorado, Utah, Montana, Idaho and Wyoming and three units at airports in Texas. The three area development agreements we entered into prior to 2008 cover 22 UFood Grill outlets including two UFood Grill outlets currently open and operating and 20 UFood Grill outlets to be constructed in the future in Naples, FL, Sacramento, CA, and San Jose, CA.

Currently, three area developers in San Jose, Sacramento and Naples, whose agreements require them to develop an aggregate of 22 restaurants, have failed to meet their agreed opening timelines for an aggregate of seven restaurants; however, construction has begun on one of the seven restaurants, and leases are being negotiated on two other locations. Management believes, based on its assessment of local conditions and conversations with the area developers, that these and all the other restaurants covered by these agreements will ultimately be completed. In October 2008, we terminated the franchise agreement covering a KnowFat! Lifestyle Grill in Waltham, Massachusetts, that we had been operating pursuant to a management services agreement because the franchisee failed to pay royalties due under the franchise agreement and the restaurant was unprofitable. The management services agreement was also terminated and the store has been closed. In May 2008, we terminated a 2005 franchise agreement with our franchisee operator in Dade and Broward Counties, Florida, covering 24 franchise locations because the franchisee did not meet the opening timeline specified in the agreement, and we have reclaimed the franchise territory. We have previously terminated four other agreements covering two operating and 16 unopened locations for similar reasons.

Of the 65 franchise locations to be constructed under existing area development agreements, five locations are expected to open before December 31, 2008, eleven locations are expected to open in 2009, five locations in 2010, 13 locations in 2011 and 31 locations thereafter. The rate at which current and future area developers and franchisees open locations will depend upon several factors, including the identification of suitable store sites, the negotiation of long-term leases, the permitting process, the construction of the stores, the ability to attract, train and retain employees and the ability to secure financing on acceptable terms. We intend to supplement the opening of franchisee-owned locations with additional Company-owned locations. While we have not set a specific target or timetable for Company-owned stores, we expect Company-owned locations will be concentrated in the New England area and could represent approximately 10% of total system-wide locations over the longer term. The rate at which we open Company-owned locations will depend on the same factors that impact the development and opening of franchisee-owned locations as well as the financial resources available to us. Individual franchisees and area developers are required to pay for store construction costs, preopening costs and the costs of operating the store. We estimate it costs between $560,000 and $760,000 for a franchisee to open one of our outlets. Typically, franchisees are required to open their first outlet within nine months after they sign their franchise or area development agreement.

When a new store opens, the Company provides a three-week training program at its headquarters for new franchisee employees and ten days of opening training and advice on site. Franchisees pay the travel and living expenses of their employees at headquarters portion of the training, and the franchisee and the Company share the travel and living expenses of the Company’s personnel for the on-site portion. The Company’s expenses for this training and support are not significant.

We believe the sale of franchises allows us to expand the UFood Grill brand faster than the construction and operation of company-owned outlets due to the Company’s limited human and financial resources, while allowing us to collect franchise fees and royalties. Under our area development and franchise agreements, we receive royalties on gross franchise sales as described above, and we do not pay any of the construction, opening (other than the training and advice described above), operating or marketing costs. We do not provide or arrange financing to franchisees or area developers.

All of our company-owned restaurants and franchise-owned locations now operate, and all future locations will operate, under the name UFood Grill.

We operate in two business segments: Store Operations and Franchise Operations. The Store Operations segment comprises the operating activities of restaurants owned or operated by the Company. The Franchise Operations segment is comprised of the operating activities of the franchise business unit that licenses qualified operators to conduct business under the Knowfat and UFood Grill tradenames and monitors the operations of these business units. Certain financial information for each segment is set forth in Note 10, Segment Data , of Notes to Consolidated Financial Statements for the three months and six months ended June 29, 2008, and July 1, 2007, and in Note 18, Segment Data , to the 2007 Consolidated Financial Statements.

Our headquarters are located at 255 Washington Street, Suite 100, Newton, Massachusetts 02458. Our telephone number is (617) 787-6000.

Concept and Strategy

We are a franchisor and operator of fast-casual food service restaurants and nutritional product retail stores that capitalize on what we believe are the developing trend toward healthier living and eating and the increased consumer demands for restaurant fare that offers appetizing food with healthy attributes. We believe our menu items are made using higher quality ingredients and healthier cooking techniques than ordinary quick serve food. Consequently, we believe our menu provides customers with a delicious and healthy alternative to typical fast food options. Guests order at a counter and wait three to five minutes for their meals to be prepared. At UFood Grill, we bake, grill or steam our menu offerings; we never fry our food. All of the meat we serve is all-natural and hormone-free. Our sauces, cheeses and salad dressings are reduced-fat. We serve whole-grain breads and side dishes and, where we can do so while still charging our customers a reasonable price, organic meats and vegetables (meeting U.S. Food and Drug Administration standards for “organic”). The food is served on ceramic plates with metal utensils and is either taken to the table by each guest or delivered to the table by a UFood server. Delivering great taste and an overall pleasing dining experience for an individual customer is the focus of UFood’s mission and concept.

Many customers not only want to eat well; they also want to buy products that support an overall healthy lifestyle. Some of our locations offer integrated convenience-style retail stores that carry a wide variety of health-oriented nutrition products, such as supplements, vitamins, nutrition bars, energy drinks and healthier snacks.

As part of the re-branding effort that culminated in the UFood Grill concept, we developed a market segmentation model that identified the following five customer personas:

•	Healthy life style enthusiast (eating healthier fits squarely into their way of life)
•	Feel Gooder (eating at UFood makes them feel good about themselves)
•	Convenience-only (convenience trumps all decision factors when selecting where to dine)
•	People with restricted diets
•	Magic Bullet (people who seek to have it all at little cost and no effort)

The UFood Grill concept attempts to provide each customer segment with the features it seeks in a quick service restaurant. Understanding the market segmentation model allows us to focus on those market segments that afford the greatest sales opportunities. The UFood Grill brand has four pillars on which it rests:

•	U Love Great Food
•	U Are Always on the Go
•	U Want It Your Way
•	U Want to Look and Feel Great

Approximately half of all our sales are prepared for take-out, with the guest either calling ahead or ordering in the restaurant. Nearly 60% of customers frequent our restaurants for lunch, with the remaining 40% enjoying our fare at dinner time. Most of Our restaurants are not open for breakfast service. We are required to offer breakfast service at our UFood Grill outlet at Logan International Airport in Boston and are considering the addition of breakfast service at some of our urban locations.

Some of our restaurant locations also offer an integrated convenience-style retail store that carries a wide variety of health-oriented nutrition products, such as supplements, vitamins, nutrition bars, energy drinks, and healthy snacks.
We believe the UFood concept has significant growth potential, which we hope to realize through a combination of company and franchisee efforts. Franchising will be a key component of our success. There are currently a total of eight UFood Grill restaurant locations open. Five of the locations are in the greater Boston area, with one location each in Naples, Florida, Chicago, Illinois, and Sacramento, California. We have entered into six area development agreements covering 68 franchise licenses in nine states (California, Colorado, Florida, Illinois, Idaho, Montana, Texas, Utah and Wyoming).

Industry Background

The United States restaurant industry is benefitting from a long-term trend of consumers eating out more frequently. According to the National Restaurant Association, the restaurant industry’s share of consumer food expenditures has increased from 25% in 1955 to 47.5% in 2005, and restaurant sales are expected to reach $558 billion in 2008, an increase of 4.4% over 2007 sales. The leading factors contributing to the recent growth have been the growing population, increases in real disposable income per capita, the trend toward busier lifestyles, greater spending on dining and entertainment activities and the increased availability of high-quality dining options.

The recent emergence of the fast-casual dining sector has capitalized significantly on the industry’s expansion. This group, led by companies such as Chipotle Mexican Grill and Panera Bread Company, caters to customers who desire the convenience of fast food, and who are willing to pay a premium for higher quality, differentiated menu items. According to the National Restaurant Association, these consumer preferences have made fast-casual one of the fastest growing sub-sectors within the restaurant industry, with sales in 2008 expected to increase 4.4% over 2007’s sales.

However, the increase in eating out has also contributed to a general deterioration in the health of Americans. Today, obesity has reached epidemic proportions in the United States. According to the Centers for Disease Control and Prevention (CDC), approximately 34% of American adults aged 20 and over, or 72 million people, met the criterion for obesity in 2006. In addition, a CDC study indicates that in the past 30 years, the occurrence of obesity in children has doubled, and it is now estimated that one in five children in the United States is overweight. According to published studies, obese children are more likely to be obese as adults, which leads to an increased risk for a number of diseases including stroke, cardiovascular disease, hypertension, diabetes and some cancers. Obesity also contributes to additional negative health consequences, including Type 2 Diabetes, high total and LDL (bad) cholesterol and triglyceride levels in the blood, low HDL (good) cholesterol levels in the blood, sleep apnea and inflammation of the liver. Poor food choices, such as diets high in calories (including fats and simple sugars) and lower in fruits and vegetables, are linked with being overweight.

Many consumers are actively looking to improve their quality of life and prevent health problems. They are changing their diet, increasing exercise and activity and consciously seeking out healthier alternatives to existing main-stream restaurants to help improve their overall lifestyles and well-being. Moreover, today’s consumers are more knowledgeable than ever before about nutritional composition of foods and supplements, and they increasingly demand information on what they are consuming, not only from the grocery store, but also from restaurants.

According to the Nutrition Business Journal, the nutritional products category is a $42 billion annual business market in the United States. The growth of the nutritional supplements market is driven by several factors, including the aging of the population, increased use of supplements believed to treat or enhance specific physical conditions and an increasing number of individuals who prioritize their health and well-being. Rising healthcare costs and soaring Medicare premiums are also causing consumers to seek alternative healthcare therapies, including the expanded use of nutritional supplements.

Menu

With our innovative menu, we are targeting mainstream customers as well as health conscious customers. We believe the taste and quality of our food offerings will have wide market appeal.

Our menu contains a wide variety of food types, including hot entrees, burgers, salads, sandwiches, wraps, smoothies and desserts, each of which is united in our belief that the food is healthier than many other dining-out options. Each item is prepared with healthier alternatives in mind, whether an ingredient or a method of preparation, and has better nutritional qualities than the equivalent item a consumer might find at a typical quick serve establishment.

Our menu categories are:

Entrees

These include sirloin tips, turkey tips, bison patties and chicken breast. Each entrée is served with a choice of two sides. The sides include UnFries™ (baked French fries), steamed broccoli, mashed sweet potatoes, black beans, brown rice and steamed vegetables. Entrees are priced between $5.99 and $12.99.

Fired-Up Burgers

There are several choices of topping-laden burgers including the Better Bacon Cheeseburger which has reduced fat American cheese and turkey bacon and is served on a whole-grain bun. Each burger option can be prepared with a patty made with any of 85% lean beef, turkey, bison or vegetarian. Fired-Up Burgers are priced between $3.99 and $5.99.

UnFries™

Nearly 60% of all orders include our version of the classic french fries. Unlike regular french fries that are typically cooked by deep frying in oil, UnFries™ are baked in a convection oven, resulting a crisp wholesome taste that enhances the flavor of the potato. UnFries™ are trans fat-free and have fewer calories and lower saturated fat content than regular french fries. UnFries™ cost $1.59 and can be bundled with a fountain drink or bottled water and added to any meal for $2.29.

Wraps

Some of our best sellers are our Chicken Meatball Marinara and our BBQ Steak Tip and Broccoli wraps. Each is served in a natural whole-grain white or wheat tortilla. Wraps come in two sizes and are priced between $3.99 and $6.99.

UBowls

The newest addition to the menu, the UBowl, has three options, each of which contains either chicken or tofu marinated with light, flavorful sauces and served with steamed vegetables over whole-grain brown rice. A small UBowl costs $4.99 and a large UBowl costs $6.49.

Signature Sandwiches

Our chef has developed several unique combinations served on either a ciabatta bread, a baguette or wheat berry bread. Signature sandwiches are priced between $4.99 and $5.99.

Specialty Salads

Our Bistro Salad has organic field greens, grape tomatoes, feta, walnuts, cranberries and onion, and it is tossed with blueberry-pomegranate vinaigrette. Other specialty salads can be topped with chicken breast. Salads are priced between $4.99 and $6.99.

Smuuthies™ and Prolattas™

Made with freshly frozen fruit, juice and yogurt, these items account for a significant component of the menu mix. Prolattas™ combine a fruit base with a proprietary protein blend to create a meal in a cup. Smuuthies™ are priced at $4.29, and Prolattas™ are $4.99.

The nutritional values of each item are prominently listed in a take-away nutrition guide displayed on the front counter, which contains information about calories, protein, fiber, carbohydrates, good fat and saturated fat.

Nutritional Supplements

Some of our restaurant locations include an integrated convenience-style retail store that carries a wide variety of health-oriented nutrition products in the following five categories: supplements, vitamins, nutrition bars, energy drinks and healthy snacks. We carry leading national brands, and we price competitively with the specialty retail segment of the nutritional products retail category. The retail stores are staffed by knowledgeable, trained nutritional retail specialists, who offer advice and recommendations along with product information.

Growth Strategy

We plan to further expand our franchising network as well as open other company-owned stores. We have a two-part franchising strategy. We will award franchises both on an individual basis in the Boston area and to area developers outside of Boston.

Franchise sales are led by our chairman and chief executive officer, George Naddaff. In addition, we have entered into a services agreement with George Foreman, the well-known world heavyweight boxing champion, businessman and celebrity, to be a spokesperson for the brand as well as to assist in generating interest in franchising the UFood concept. Mr. Foreman has a successful track record as a spokesperson for various consumer brands. Moreover, we believe that Mr. Foreman’s name is strongly associated with healthy eating and lifestyle in a way that is attractive to both men and women. Under the terms of an agreement, Mr. Foreman has agreed to lend his name and likeness and assist in marketing and branding efforts of UFood restaurants. Mr. Foreman is expected initially to be involved in helping to sell franchises. Once we have more than 50 stores opened, he is expected to shift his focus to generating publicity through personal appearances in UFood restaurants and traditional media. The agreement expires in June 2011.

Pursuant to the terms of our agreement with George Foreman Ventures (GFV), we agreed to issue shares of our common stock to GFV and to pay GFV a royalty equal to 0.2% of our aggregate net sales. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Year Ended December 30, 2007, Compared to Fiscal Year Ended December 31, 2006—Results of Operations—Costs and Expenses” above and “Description of Securities—Common Stock” and “-Registration Rights” below.
We will allow franchisees to build single units in the Boston metro area that will co-exist alongside those of other franchisees as well as company-owned units. The proximity to our headquarters of our Boston area restaurants will enable management to closely monitor these single-unit franchises. In addition, the simultaneous construction of several franchises in the Boston area would allow for more rapid growth of the Boston market. To date, two UFood franchises have been sold in the Boston area.

Outside of the Boston area, we plan to award only multi-unit territories to sophisticated, experienced owner-operators. These operators will sign area development agreements wherein they will obtain an exclusive territory in which to build UFood outlets. Upon signing these agreements, the operators will pay an upfront fee for the rights to their territory, and they will then be bound to a timeline over which they must open the units. Currently we have six area developers who have committed to building and operating 68 franchise locations (including 3 locations currently open and operating) in six areas:

•	Dallas-Fort Worth International Airport and other airports in Texas
•	Naples, FL
•	Sacramento, CA
•	San Jose, CA
•	Chicago
•	Five-State Region (MT, CO, UT, WY, ID)

In addition to the six area development agreements described above, we have one single-unit franchisee in the Boston area.

We have six area developers in the areas other than Boston. We seek to sell franchises to sophisticated, experienced restaurant operators who already know their markets, having operated other restaurants in their territories. We believe these sophisticated operators will enable our concept to grow rapidly and help establish the UFood brand across the country. We do not allow sub-franchising. All franchise agreements are directly with us.

We also intend to grow our store base through the building of company-owned stores. Our current plan calls for approximately 10% of our stores to be company-owned. The primary purpose of this effort is to ensure that management understands how the stores evolve and operate and has its own “kitchen” to test new initiatives (menu items, loyalty programs etc.) in front of real customers. We have already instituted a loyalty program that utilizes magnetically encoded discount loyalty cards with our repeat customers. The program provides members with a 3% return on their purchases a free birthday meal and discount coupons. Our database contains the names of over 20,000 loyalty card users. The loyalty card provides us with a direct communications channel with our customers, drives sales and allows us to track consumer behavior. To leverage the current geographical concentration of UFood stores in the Boston area, we plan to locate the new company-owned stores in the New England area, close to our headquarters.

We have developed three prototype stores that we believe are suitable to differing site and demographic conditions: 1) 2,000 – 2,500 sq. foot units that feature a combination of a restaurant and retail store (currently three stores); 2) 1,500 – 2,000 sq. feet units that feature only the restaurant (due to close proximity to other health-oriented food stores) (currently four stores); and 3) 800 – 1,000 sq. feet units that are kiosks in airports, bus and train stations, hospitals and other high-traffic locations (currently one store). We cannot currently estimate the proportion of our planned future locations that will fall in each of these categories.

Franchise Operations

We have pursued a broad-based franchising program since 2004. We continue to extend our franchise relationships beyond our current franchisees. We believe we can grow more quickly through the sale of franchises than by building and operating Company-owned stores. Pursuant to federal and state regulations, we annually update our Uniform Franchise Offering Circular, which includes a disclosure statement, a franchise agreement and an area development agreement, to facilitate sales of additional franchise and area development licenses. The UFood franchise agreement typically requires the payment of a franchise fee of $35,000 per restaurant, royalties of 5.0% of gross sales and contributions to a system-wide advertising fund of 1.5% of gross sales. The franchisee is also required to spend 1.5% of gross sales on local marketing. In general, 50% of the franchise fee is payable at the time the franchise agreement is signed and the balance is due at the time each store opens. Each franchise agreement generally provides for a term of 15 years and gives the franchisee two, five-year renewal options.

An area development agreement grants the area developer the right to acquire franchises to develop, own and operate a specified number of UFood outlets at locations approved by us within a defined geographic area. Area development agreements include a development schedule which lists the total number of outlets the area developer must develop, the area(s) in which they must be developed and the number of units that must be opened by specified dates for each outlet. In order for an area developer to acquire the rights to a territory, the developer must pay up front one-half of the franchise fee for each unit that developer agrees to build in the territory. In some agreements, we have deferred the payment of the up-front fee, so that the developer pays up-front fees for the first few stores upon the execution of the agreement and fees for the stores opening in later specified phases of the build-out at a later date. Each unit when completed becomes subject to an individual franchise agreement in the standard form. We may also enter into individual franchise agreements not covered by an area development agreement. If a franchisee or area developer fails to develop stores on schedule, we have the right to terminate the agreement, retain up-front franchise fees and develop company-owned locations or develop locations through new area developers in that market.

To ensure that the UFood concept is consistent across all geographic areas, we have fully built out the corporate support system for franchisees. New franchisees get assistance on all levels, including build-out specifications, operational guidance and menu and recipes. We also provide a five week training program for each of our new franchisees and employees prior to new store openings.

Suppliers

We strive to obtain consistent high-quality ingredients at competitive prices from reliable sources. To obtain operating efficiencies and to provide fresh ingredients for our food products while obtaining the lowest possible ingredient prices for the required quality, we purchase over 70% of our restaurant supplies from a single supplier, US Foodservice, Inc. The balance of our restaurant supplies come from local vegetable and bread suppliers. Most food, produce and other products are shipped from US Foodservice’s distribution facility directly to our restaurant locations two to three times per week. We do not maintain a central food product warehouse or commissary. We do not have any long-term contracts with our food suppliers. In the past, we have not experienced delays in receiving our food and beverage inventories, restaurant supplies or equipment. The recent volatility in food prices has not significantly affected the availability or delivery of the food supplies we purchase to date, but could do so in the future.

Approximately 70% of the sports nutrition and vitamin products sold in our nutritional supplement business are purchased from two distributors, KCF Nutrition Distributors of Milford, Connecticut, and Dynamic Marketing of Cranston, Rhode Island.

Competition

The restaurant industry is intensely competitive. There are many different sectors within the restaurant industry that are distinguished by types of service, food types and price/value relationships. We position our restaurants in the highly competitive and fragmented fast-casual sector of the restaurant industry. In addition to competing against other fast-casual restaurants, we compete against other sectors of the restaurant industry, including fast-food restaurants and casual dining restaurants. The number, size and strength of competitors within each sector vary by region. We compete based on a number of factors including taste, product quality, speed of service, value, name recognition, restaurant condition and ambiance, location and customer service. Although we believe we compete favorably with respect to each of these factors, many of our direct and indirect competitors are well-established national, regional or local chains and have substantially greater financial, marketing, personnel and other resources.

Customers seeking a healthier meal at a foodservice establishment, have several choices available to them throughout the country. However, we are not aware of any national chains of health-oriented quick-service restaurants that geographically cover the whole United States or even a number of states.

The following is a list of restaurants that position themselves as healthier and compete in the quick-serve environment, mostly on a local level. The largest chain has six stores.

•	Better Burger (New York City)
•	Energy Kitchen (New York City)
•	The Pump (New York City)
•	Topz (California)
•	Evo’s (California, Florida, Nevada, North Carolina)
•	b. good (Boston)
•	Soma Grill (Arizona)
•	Healthy Bites (Florida)

Of the restaurants listed above, only b. good operates in the Boston area. A number of fast food chains and local eateries operating in the greater Boston area offer similar products and services as UFood Grill but without the emphasis on health. b. good operates four locations in the Boston area. In addition to b. good, there are several vegetarian and raw vegan restaurants in the Boston area as well as several health food stores. These outlets offer healthy food but not in a quick-serve environment. Our nutritional supplements business competes with a number of outlets that sell similar products. Most pharmacies and many supermarkets carry both brand-name and generic nutritional supplements as well as nutrition bars, energy drinks, and healthy snacks. Within the specialty retail market, where consumers can find knowledgeable staff to recommend supplements, we have three major competitors (GNC, Vitamin Shoppe and Vitamin World) and a wide variety of “mom-and-pop”, sports and specialty nutrition stores.

We also compete with these and many other retail establishments for desirable site locations. See “Risk Factors—There is intensive competition in our industry, and we will be competing with national and regional chains and independent restaurant operators.”

Employees

As of August 31, 2008, we employed approximately 50 full-time associates (defined as associates who average 35 hours or more per week), of whom 16 were employed in general or administrative functions, principally at our headquarters in Newton, Massachusetts. In addition, we employed approximately 90 part-time associates in our six company-operated restaurant locations in the Boston area as managers and associates. We do not have any collective bargaining agreements with our employees and consider our employee relations to be good. We place a priority on staffing our restaurant and store operations with skilled associates and invest in training programs intended to ensure the quality of our operations.

Trademarks

We have registered the following trademarks with the United States Patent and Trademark Office: “Unfries”, “UFood Grill” (pending), “Proccino”, “KnowFat! Lifestyle Grille,” “KnowFat,” “Prolatta,” and “LoFat KnowFat”. We believe that our trademarks and other proprietary rights have significant value and are important to the marketing of our restaurant concept. See “Risk Factors—Our success and competitive position depends on our ability to protect our proprietary intellectual property.”

Seasonality

Our business is not significantly seasonal.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including licensing and permit requirements for the sale of food. To date we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals. In addition, the development and construction of additional units are also subject to compliance with applicable zoning, land use and environmental regulations. See “Risk Factors—Our food service business and the restaurant industry are subject to extensive government regulation.”

Environmental Regulation

Our business is subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. To date, our stores have not been the subject of any material environmental matters. See “Risk Factors—We have not conducted a comprehensive review of all the potential environmental liabilities at our properties.”

PROPERTIES

Our corporate headquarters, consisting of approximately 3,278 square feet, are located in Newton, Massachusetts. We occupy our headquarters under a lease that expires in 2013, with an option to extend the lease for an additional seven years. We lease each of our restaurant facilities. Our leases expire on various dates through December 2016. The leases require us to pay our share of the operating expenses of the leased properties, including taxes, utilities and insurance.

At December 30, 2007, future minimum payments under non-cancelable leases are as follows:

Year ending December 31,

2008	$727,000
2009	632,000
2010	602,000
2011	616,000
2012	633,000
Thereafter	1,270,000
$4,480,000

LEGAL PROCEEDINGS

We are subject to legal proceedings and claims which arise in the normal course of business. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, including the matters described below, and we intend to defend vigorously each such case. Based on information currently available, we believe the amount, or range, of reasonably possible losses in connection with the actions against us, including the matters described below, in excess of established reserves, in the aggregate, not to be material to our consolidated financial condition or cash flows. However, losses may be material to our operating results for any particular future period, depending on the level of our income for such period.

BAA Boston, Inc., Default Claim

KFLG Watertown, Inc. (KFLG) d/b/a KnowFat and or KnowFat Franchise Company, Inc., our wholly-owned subsidiary, received a Default Letter and Notice of Liquidated Damages on September 28, 2007, as well as several other follow up notices of default (collectively, the Default Letters) from BAA Boston, Inc. (BAAB) claiming certain defaults under KFLG’s Sublease Agreement with BAAB for retail premises (the Premises) at Logan International Airport in Boston, Massachusetts (the Sublease Agreement). The Default Letters claim that KFLG is in default of its obligations under the Sublease Agreement due to, among other things, KFLG’s failure to timely open the Premises for business. The Default Letters demand that KFLG pay $104,000 in liquidated damages to BAAB and pay legal fees and expenses of BAAB in the amount of $48,000. This matter is only in the claim stage and no legal proceeding has been commenced. We believe we made the subtenant improvements on a timely basis and have denied BAAB’s allegations that we are in default of the Sublease Agreement. In the event we are unable to resolve this matter, BAAB has indicated it will seek to enforce any and all of its rights and remedies available under the Sublease Agreement including the possible termination of the Sublease.

Subcontractors’ Claims

In connection with the build-out of the Premises, several of the subcontractors that performed work at the Premises have claimed that the general contractor failed or refused to pay amounts due them. Accordingly, such subcontractors asserted mechanic’s liens totaling $253,431 (the Lien Amounts) against our leasehold interest in the Premises. In April 2008, pursuant to the terms of the Sublease Agreement, we obtained target lien dissolution bonds in order to dissolve the liens against our leasehold interest in the Premises. The lien bond surety required cash collateral in the amount of 120% of the Lien Amounts. The general contractor on the project is responsible for the amounts claimed by the subcontractors and was recently forced into involuntary bankruptcy. We have paid the general contractor and intend to assert claims against the general contractor for, among other things, the amounts claimed by the subcontractors. There can be no assurance; however, that we will be able to recover any amounts from the general contractor.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

Our executive officers and directors are as follows:

Name	Age	Position

George Naddaff	78	Chief Executive Officer and Chairman of the Board of Directors

Charles Cocotas	73	President and Chief Operating Officer, Director

Glenn Davis	54	Chief Financial Officer

Eric Spitz	38	Executive Vice President of Business Development

Robert C. Grayson	63	Director

Jeffrey Ross	63	Director

Mark Giresi	50	Director

Background of Officers and Directors

George Naddaff has been our Chairman and Chief Executive Officer since the merger with KnowFat on December 18, 2007. Prior to the merger Mr. Naddaff was KnowFat’s Co-Chief Executive Officer since February 2004, its CEO since September 2007 and its Chairman of the Board since March 2004. From February 1986 to February 2004, he was Chief Executive Officer of Business Expansion Capital, Inc., an investment firm located in Newton, Massachusetts. From 1997 to 2001, he held various management positions (including acting Chief Executive Officer) at Ranch*1, Inc., a franchisor of quick service restaurants with its headquarters in New York, New York.

Charles A. Cocotas has been our President and Chief Operating Officer and a director since the merger with KnowFat on December 18, 2007. Mr. Cocotas joined KnowFat as a consultant in May 2007. In September 2007 he was appointed as KnowFat’s President and Chief Operating Officer. From 1999 to 2007, Mr. Cocotas was principal of the Charles A. Cocotas Restaurant Consulting firm in Massachusetts. He is an experienced executive with more than 35 years experience in the restaurant industry, which included the launch of start-up ventures as well as turn-arounds with established corporations operating both company and franchise restaurants.

Eric Spitz has been our Executive Vice President of Business Development since the merger. He became KnowFat’s Executive Vice President of Business Development in September 2007 and was KnowFat’s Co-Chief Executive Officer and President from February 2004 to September 2007 and a director of KnowFat from March 2004. Mr. Spitz held the post of CEO for Trakus, a sports technology company that he founded in 1997, until joining the KnowFat management team in 2004. Prior to Trakus, he worked in various capacities for Information Resources, Inc. Mr. Spitz holds an MBA from MIT’s Sloan School of Management and a B.A. from the University of Pennsylvania.

Glenn Davis joined KnowFat as its Chief Financial Officer in October 2007 and became our Chief Financial Officer upon the merger. Most recently, Mr. Davis has served as CFO of several emerging growth companies, including Multilayer Coating Technologies (from August 2006 through April 2007), a former division of Polaroid Corp., SmartBargains, Inc. (from July 2005 to December 2005) and North American Midway Entertainment Corp. (from November 2004 to July 2005), a provider of carnival rides, food and beverage services at more than 160 venues throughout North America. Previously, Mr. Davis was CFO of Homeruns.com (from 2000 to 2002), an on-line grocery shopping and delivery service. Between his CFO positions, Mr. Davis has provided consulting services to various clients on financial and accounting matters. Mr. Davis holds an MBA from the Amos Tuck School of Business Administration at Dartmouth College and a BA in economics from DePauw University and is a Certified Public Accountant.

Robert C. Grayson has been a director of KnowFat since 2004 and a director of UFood since the merger. Since 1992 Mr. Grayson has been President and Chief Executive Officer of RC Grayson and Associates, a retail-oriented consulting firm in New York City. Mr. Grayson has many years of experience in the retail industry, and currently serves as a director of St. John’s Knits, Inc., Kenneth Cole and Lillian August Designs, Inc..

Jeffrey Ross has been a director of KnowFat since 2005 and a director of UFood since the merger. Since 1999 he has been Managing Partner of RossFialkow Capital Partners, an investment advisory firm specializing in private equity and merger and acquisition transactions. From January 1997 to July 1997, he was President and Chief Executive Officer of Hearthstone Assisted Living, a chain of assisted living facilities in Houston, Texas.

Mark Giresi has been a director of KnowFat since December 6, 2007, and a director of UFood since the merger. From February 2000 until May 2008, Mr. Giresi worked for Limited Brands where, as Executive Vice President, he was responsible for the retail operation of Victoria’s Secret, Bath & Body Works, Express and The Limited, as well as the Company’s real estate, store design and construction and loss prevention functions. Most recently he led the strategic growth of Victoria’s Secret and Bath & Body Works outside of the United States. Prior to Limited Brands, Mr. Giresi spent almost 16 years at Burger King Corporation where he held several executive positions including Senior Vice President of U.S. Franchise Operations and Development and Worldwide General Counsel. Mr. Giresi holds a Bachelor of Sciences degree in accounting from Villanova University and a Juris Doctorate of Law degree from Seton Hall Law School.

Section 16(a) Beneficial Ownership Reporting Compliance

We do not have a class of equity securities registered pursuant to Section 12 of the Exchange Act and therefore our directors, executive officers and significant shareholders are not subject to beneficial ownership reporting under Section 16(a) of the Exchange Act.

Nominations to the Board of Directors

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee of the Board of Directors for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, UFood Restaurant Group, Inc., 255 Washington Street, Suite 100, Newton, MA 02458.

Code of Ethics

We have a Code of Ethics that governs all of our employees, including our CEO, CFO, principal accounting officer or persons performing similar functions. We will provide a copy of our Code of Ethics free of charge to any person upon written request to us at the following address: 255 Washington Street, Suite 100, Newton, MA 02458 Attn: Chief Financial Officer

Board of Directors

The Board of Directors currently consists of five members. Directors serve until their successors are duly elected or appointed. On February 12, 2008, the Board of Directors designated a Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee of the Board. Mark Giresi, Robert Grayson and Jeffrey Ross were designated as members of the Compensation Committee, Mark Giresi and Charles Ramat (who resigned as a director on February 29, 2008) were designated as members of the Audit Committee, and Robert Grayson, Charles Ramat and Jeffrey Ross were designated as members of the Nominating and Corporate Governance Committee of the Board.

Audit Committee Financial Expert

Our Board of Directors has determined that there is no financial expert serving on our Audit Committee. Since we are not a listed issuer as that term is defined in Rule 10A-3 under the Exchange Act, we are not currently required to have a financial expert serving on our Audit Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding the beneficial ownership of our common stock as of October 16, 2008, by (i) each person who, to our knowledge, owns more than 5% of the common stock; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of that date are deemed outstanding for computing the share ownership and percentage of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to the following tables, each person named in the table has sole voting and investment power and that person’s address is c/o UFood Restaurant Group, Inc., 255 Washington Street, Suite 100, Newton, Massachusetts 02458.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class+

George Naddaff(1)	3,617,881	9.8%
Charles A. Cocotas(2)	428,299	1.2%
Eric Spitz(3)	941,560	2.7%
Robert C. Grayson(4)	132,131	*
Jeffrey Ross(5)	177,459	*
Mark Giresi(6)	31,648	*
Glenn Davis(7)	19,760	*
Directors and Executive Officers as a group(1)-(7)	5,348,738	14.2%

Alan Antokal(8)	2,373,029	6.8%
Spencer Trask Ventures, Inc., and its affiliates (9)	3,698,584	10.5%
535 Madison Avenue
New York, New York 10022
Kevin Kimberlin(10)	3,698,584	10.5%
Spencer Trask Ventures, Inc.
535 Madison Avenue
New York, NY 10022

* Less than one percent
+ Based on 34,818,490 shares of common stock issued and outstanding as of October 16, 2008.

(1)
Includes 1,600,012 shares of common stock beneficially owned by Mr. Naddaff. Also includes 184,533 shares of common stock issuable upon exercise of warrants currently exercisable or exercisable within 60 days and 1,833,336 shares of common stock issuable upon exercise of options currently exercisable or exercisable within 60 days. Does not include 666,664 shares of common stock issuable upon exercise of options granted to Mr. Naddaff which will not be exercisable within 60 days.

(2)
Consists of 428,299 shares of common stock issuable upon exercise of options currently exercisable or exercisable within 60 days. Does not include 277,375 shares of common stock issuable upon exercise of options granted to Mr. Cocotas which will not be exercisable within 60 days.

(3)
Includes 774,888 shares of common stock beneficially owned by Mr. Spitz. Also includes 166,672 shares of common stock issuable upon exercise of options currently exercisable or exercisable within 60 days. Does not include an additional 83,328 shares of common stock issuable upon exercise of options granted to Mr. Spitz which will not be exercisable within 60 days.

(4)
Includes 74,815 shares of common stock beneficially owned by Mr. Grayson. Also includes 57,316 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days. Does not include an additional 73,352 shares of common stock issuable upon exercise of options granted to Mr. Grayson pursuant to the Company’s Non-Employee Director Compensation Plan which will not be exercisable within 60 days.

(5)
Includes 122,646 shares of common stock beneficially owned by Mr. Ross. Also includes 54,813 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days. Does not include an additional 73,352 shares of common stock issuable upon exercise of options granted to Mr. Ross pursuant to the Company’s Non-Employee Director Compensation Plan which will not be exercisable within 60 days.

(6)
Includes 31,648 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days. Does not include an additional 73,352 shares of common stock issuable upon exercise of options granted to Mr. Giresi pursuant to the Company’s Non-Employee Director Compensation Plan which will not be exercisable within 60 days.

(7)
Includes 13,760 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days. Does not include an additional 36,240 shares of common stock issuable upon exercise of options granted to Mr. Davis which will not be exercisable within 60 days.

(8)
Includes 2,307,677 shares of common stock beneficially owned by Mr. Antokal. Also includes 65,352 shares of common stock issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days.

(9)
Based upon information provided to us by sources we believe are reliable, this includes 2,400,000 shares of common stock held by Spencer Trask Investment Partners, LLC, 940,000 shares of common stock held by Spencer Trask Breakthrough Partners LLC and 358,584 shares of common stock issuable upon exercise of warrants initially issued to Spencer Trask Ventures Inc. as placement agent and currently held by Spencer Trask & Co. which are currently exercisable or exercisable within 60 days. Kevin Kimberlin is the beneficial owner of the securities held by the forgoing Spencer Trask entities.

(10)	Consists of 3,698,584 shares held by the Spenser Trask entities described in footnote (9) above.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by our Chief Executive Officer and the only other highly compensated executive officer who received annual compensation in excess of $100,000. Each of the named executive officers is entitled to certain payments in connection with resignation, retirement or other termination, as described more fully under the heading “Agreements with Executive Officers and Consultants.”

Name and Principal Position(s) (a)	Year (b)	Salary(c)	Bonus (d)	Stock Awards (e)	Option Awards (f)	Non-Equity Incentive Plan Compensation (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Annual Compensation (i)	Total (j)
George Naddaff,	2007	$221,045	$-0-	$-0-	$136,879	$-0-	$-0-	$22,840	$357,924
Chairman and CEO	2006	$209,257	$-0-	$-0-	$-0-	$-0-	$-0-	$125,000	$334,257

Eric Spitz,	2007	$196,391	$25,000	$-0-	$34,219	$-0-	$-0-	$0	$255,610
Executive Vice President of Business Development	2006	$200,924	$-0-	$-0-	$-0-	$-0-	$-0-	$0	$200,924

(1)
The amount shown for option awards (column (f)) is based upon the estimated fair value of stock options granted to the named executive and represents the amount of compensation expense we recognized in our consolidated financial statements for the indicated fiscal year. The fair value of the stock option award(s) was determined using a Black Scholes option pricing model and the assumptions for expected option term, volatility of our common stock, risk-free interest rate and expected annual dividend yield disclosed in Note 11, Stock-Based Compensation, of the Notes to our 2007 Consolidated Financial Statements included elsewhere in this prospectus.

(2)
All Other Annual Compensation (column (i)) earned by Mr. Naddaff in 2007 represents the amount of expense we recognized in our 2007 Consolidated Financial Statements for the repricing of 184,533 warrants issued to Mr. Naddaff in 2006 for his personal guaranty of KnowFat’s obligations to TD Banknorth, N.A. Immediately prior to the consummation of the merger with KnowFat, the exercise price of all outstanding KnowFat warrants was reduced to $1.00 and such exercise price was not affected by the conversion ratio in the merger.

(3)
All Other Compensation earned by Mr. Naddaff in 2006 represents amounts paid to him for the sale of franchise locations. (See Note 15, Related Party Transactions of the Notes to our 2007 Consolidated Financial Statements.)

The salaries of Mr. Naddaff and Mr. Spitz are currently $300,000 and $175,000, respectively.

Agreements with Executive Officers and Consultants

On May 1, 2004, KnowFat entered into a Founders’ Agreement with each of (i) George Naddaff, our current Chairman and Chief Executive Officer and (ii) Eric Spitz, our current Executive Vice President of Business Development (each, a Founder). Under the Founder’s Agreements, all 1,000,000 shares of KnowFat common stock granted to Mr. Naddaff have vested and all 500,000 shares of KnowFat common stock granted to Mr. Spitz have vested.

KnowFat entered into an employment contract on October 15, 2007, with each Founder that provides: (i) the term of each employment agreement is for three years; (ii) the base salary for Mr. Naddaff and Mr. Spitz is $300,000 and $175,000, respectively, plus benefits; (iii) Mr. Naddaff and Mr. Spitz were granted options to purchase 1,500,000 and 250,000 our shares, respectively, under the 2007 Plan; and (iv) if a Founder’s employment is terminated by KnowFat without cause, or by the Founder as a result of a constructive termination by KnowFat, or as a result of the Founder’s death or disability, then KnowFat is obligated to pay severance (consisting of salary and benefits as in effect at the time of termination) to the Founder (or the Founder’s legal representatives) for a period equal to the lesser of 12 months or the then-remaining balance of the employment term. The options referenced above have an exercise price of $1.00 per share, have a term of ten years and vest over a three-year period as follows: (A) Mr. Naddaff’s options to purchase (i) 500,000 shares vested upon the grant of the options and (ii) 1,000,000 shares vest in equal monthly amounts of approximately 27,778 shares over a three year period through December 17, 2010; and (B) Mr. Spitz’s options to purchase (i) 125,000 shares vested upon the grant of the options and (ii) 125,000 shares vest in equal monthly amounts of approximately 3,472 shares over a three year period through December 17, 2010. If Mr. Spitz terminates his employment voluntarily at a point more than 30 days after the effective date of registration statement by which the securities sold in the Offering are registered for resale, Mr. Spitz is entitled to the same severance benefits. In addition to the foregoing, upon our consummation of the sale of any franchise restaurant, we will pay Mr. Naddaff a fee of $10,000. To the extent any franchise transaction is a part of an Area Development Agreement, the fee will be payable to Mr. Naddaff upon consummation of the franchise sale as follows : (i) $5,000 in cash and (ii) the remaining portion in a number of shares of our common stock having an aggregate value of $5,000 on the date such fee is due. Both employment agreements provide for severance (consisting of base salary and benefits continuation) for a period of up to 12 months upon termination of the executive without cause.

The Founders and Low Fat No Fat Gourmet Café, Inc. (LFNF) are parties to a Joint Venture Agreement dated January 26, 2004. Under the JV Agreement, LFNF granted KnowFat the exclusive right to franchise the concept of retail outlets offering food service featuring low-fat, low-carbohydrate and low-calorie food items, selected beverages and nutritional products to the general public and agreed to contribute all its trademarks, copyrights, know-how, trade secrets and other intellectual property to KnowFat. As consideration, KnowFat issued 545,454 shares of its common stock to LFNF. The JV Agreement also provides that LFNF has the right to send one attendee to meetings of the Board of directors as an observer.

On February 12, 2008, the Board of Directors approved an employment agreement with Mr. Cocotas. The agreement provides: (i) for an initial term of two years; (ii) for a base salary of $200,000 per year, plus benefits; (iii) that Mr. Cocotas is entitled to receive options to purchase 200,000 shares our common stock, exercisable at $1.00 per share of common stock, which options shall vest in equal amounts on the first day of each month for twenty-four months following the date of the employment agreement; and (iv) that if Mr. Cocotas’ employment is terminated by him for good reason (as defined in the agreement) or by the Company because of his permanent disability (as defined in the agreement), the Company is obligated to pay severance, consisting of base salary, for a six month period.

Outstanding Equity Awards at Fiscal Year End
December 30, 2007

Name	No. of Securities Underlying Unexercised Options (#) Exercisable	No. of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
George Naddaff	500,000	1,000,000	(1)	-0-	$1.00	Dec. 17, 2017
Eric Spitz	125,000	125,000	(1)	-0-	$1.00	Dec. 17, 2017

(1)	The vesting schedule for the unexercised shares is outlined in the section titled “Agreements with Executive Officers and Consultants”.

2004 Stock Option Plan

KnowFat did not grant any options or other stock awards under the 2004 Stock Option Plan to any named executive officers in 2007 or 2006.

2007 Equity Incentive Plan

Our Board of Directors and stockholders adopted the 2007 Equity Incentive Plan on August 17, 2007, which reserves a total of 3,000,000 shares of our common stock for issuance under the 2007 Plan. If an incentive award granted under the 2007 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2007 Plan.

Shares issued under the 2007 Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of acquiring another entity are not expected to reduce the maximum number of shares available under the 2007 Plan. In addition, the number of shares of common stock subject to the 2007 Plan, any number of shares subject to any numerical limit in the 2007 Plan, and the number of shares and terms of any incentive award are expected to be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

On February 12, 2008, our Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the 2007 Plan to 6,000,000 shares. The increase was approved by shareholders at a meeting of shareholders on August 29, 2008.

Administration

The Compensation Committee of the Board, or the Board in the absence of such a committee, will administer the 2007 Plan. Subject to the terms of the 2007 Plan, the Compensation Committee has complete authority and discretion to determine the terms of awards under the 2007 Plan.

Grants

The 2007 Plan authorizes the grant to participants of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code, as amended, and stock appreciation rights, as described below:

●
Options granted under the 2007 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The exercise price for shares of common stock covered by an option cannot be less than the fair market value of the common stock on the date of grant unless agreed to otherwise at the time of the grant.

●
Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

●
The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable and other terms and conditions.

●
The 2007 Plan authorizes the granting of stock awards. The compensation committee will establish the number of shares of common stock to be awarded and the terms applicable to each award, including performance restrictions.

●
Stock appreciation rights (SARs) entitle the participant to receive a distribution in an amount not to exceed the number of shares of common stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of common stock on the date of exercise of the SAR and the market price of a share of common stock on the date of grant of the SAR.

Duration, Amendment and Termination

The Board has the power to amend, suspend or terminate the 2007 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2007 Plan would terminate ten years after it is adopted.

Other Equity Awards

In May 2008, the Board of Directors awarded Mr. Naddaff and Mr. Cocotas non-qualified options to purchase 1,000,000 and 300,000 shares, respectively, of UFood common stock at an exercise price of $1.23. The options granted to Mr. Naddaff are fully vested and expire ten years from the date of grant. The options granted to Mr. Cocotas vest in monthly installments over the remaining term of his employment agreement (through January 2010) and expire ten years from the date of grant.

Director Compensation

On February 12, 2008, our Board of Directors approved the following compensation for non-employee directors:

(a)
Each non-employee director shall be granted non-qualified options to purchase 100,000 shares of common stock at an exercise price equal to the closing stock price on February 11, 2008. Such grant shall represent a tri-annual retainer for the 2008, 2009 and 2010 fiscal years. The options granted shall vest weekly over 36 months and shall expire February 11, 2018.

(b)
Each non-employee director who serves as chairman of the Audit, Compensation or Nominating and Corporate Governance committee shall receive an annual grant of non-qualified options to purchase 3,000 shares of common stock. All other members of each committee shall receive an annual grant of non-qualified options to purchase 2,500 shares of common stock.

KnowFat did not award stock options or other compensation to its directors in 2006. Our directors are reimbursed for reasonable and necessary out-of-pocket expenses incurred in connection with their service to us, including travel expenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Directors and Officers of UFood

In May 2006, KnowFat entered into an agreement with George Naddaff, Chairman and CEO, by which Mr. Naddaff received a warrant, exercisable at $1.00 per share, to purchase up to 184,533 shares of KnowFat common stock in exchange for Mr. Naddaff’s personal guaranty of KnowFat’s credit obligations to T.D. Banknorth N.A. of up to $1.75 million. (The current loan balance is $867,078.) The warrant issued to Mr. Naddaff expires in May 2016.

KnowFat’s directors have received stock option grants and reimbursement of certain expenses. See the “Director Compensation” section of this prospectus. Two of our directors are also executive officers. Messrs. Naddaff, Cocotas and Spitz have entered into employment agreements with us, and each receives compensation thereunder. See “Executive Compensation—Agreements with Executive Officers and Consultants” above in this prospectus.

Transactions with Former UFood Shareholders

Prior to the closing of the merger, we transferred approximately $5,539 of our liabilities relating to Axxent Media Corporation’s former business to a wholly owned subsidiary, Axxent Media, Inc., and contemporaneously with the closing of the merger split-off Axxent Media, Inc., through the sale of all of the outstanding shares of Axxent Media, Inc., to Brent Hahn, our former Chief Executive Officer. In connection with the split-off, 16,200,000 shares of common stock held by Mr. Hahn prior to the merger were surrendered and cancelled without further consideration.

Transactions with the Placement Agent and Its Related Parties

We retained the services of Spencer Trask Ventures, Inc., as placement agent in connection with a private offering of up to 8,000,000 units of our securities, plus an over-allotment of 5,000,000 units, at a price of $1.00 per unit, to accredited investors in December 2007. Each unit consists of one share of common stock and a warrant to purchase one-half, or 50%, of a share of common stock. We paid the Placement Agent a commission of 10% of the funds raised from the investors in the offering plus an expense allowance of $190,000. In addition, the placement agent received warrants to purchase a number of shares of common stock equal to 20% of the shares of common stock included in the units sold to investors in the offering. As a result of the foregoing, the placement agent was paid commissions of $616,000 and received warrants to purchase 1,232,000 shares of common stock in connection with the first and second closings of the offering in December 2007. The placement agent was paid further commissions of approximately $478,100 and received warrants to purchase an additional 956,200 shares of common stock in connection with the third, fourth and fifth closings of the offering.

The placement agent acted as our placement agent in connection with our sale of $2,000,000 of principal amount of convertible notes, which was consummated in September and October 2007. We paid $200,000 to the placement agent as cash compensation for such services. In addition, we issued a warrant to purchase 800,000 shares of common stock at an exercise price of $1.00 per share as additional compensation. The warrants have a term of seven-years and are fully exercisable. We also paid to the placement agent an expense allowance of $75,000 in connection with such placement.

In August 2007, Spencer Trask Breakthrough Partners (STBP), a party related to the placement agent of the note offering, purchased an aggregate of 3,600,000 shares of common stock from various shareholders who were selling shareholders in our Form SB-2 Registration Statement that was declared effective by the SEC in August 2006. The aggregate purchase price paid to such shareholders by STBP for such shares was $525,000. In addition, STBP purchased $50,000 of our convertible notes in September 2007, which converted to 102,125 shares of common stock upon the consummation of the December 2007 private offering.

STBP subsequently transferred 2,400,000 shares of common stock to Spencer Trask Investment Partners, LLC, a related party to the placement agent, and 360,000 shares to an individual employed by the placement agent.

Spencer Trask and its related entities beneficially owned more than 10% of the Company’s common stock immediately after the reverse merger and to our knowledge continue to do so.

Board Independence

Although we are not currently subject to the listing standards of any exchange or to the SEC rules pertaining to director independence, we believe that Messrs. Grayson and Giresi are “independent” directors as that term is defined by applicable listing standards of the Nasdaq stock market and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee definition of Rule 16b-3 promulgated under the Exchange Act. Jeffrey Ross, who is not an independent director, is a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. All selling stockholders who are broker-dealers are deemed to be underwriters. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our amended and restated Articles of Incorporation provide for the issuance of 310,000,000 shares of capital stock, of which 300,000,000 are shares of common stock, par value $0.001 per share, and 10,000,000 are blank-check preferred stock.

Equity Securities Issued and Outstanding

As of October 16, 2008, there were issued and outstanding:

•	34,818,490 shares of our common stock;

•	No shares of preferred stock;

•	Options to purchase 4,495,389 shares of our common s tock:

o	2,734,938 of which options are currently vested and exercisable; and
o	1,760,451 of which options will vest through May 2011; and

•	Warrants to purchase 14,022,680 shares of our common stock, 11,793,514 of which are currently exercisable.

Description of Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise provided by law, the holders of common stock vote as one class. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted holders of any preferred stock, amendments to the articles of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. The amended and restated Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the common stock holders will be entitled to share pro rata such cash dividends as may be declared from time to time by the Board from funds available. Subject to any preferential rights of any outstanding series of preferred stock, upon liquidation, dissolution or winding up of our Company, the common stock holders will be entitled to receive pro rata all assets available for distribution to such holders. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Our common stock is traded on the OTC Bulletin Board under the symbol “UFFC.OB.”

Description of Preferred Stock

We are authorized to issue 10,000,000 shares of “blank check” preferred stock, $0.001 par value per share, none of which as of the date hereof is designated or outstanding. Our Board of Directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series. Once authorized, the dividend or interest rates, conversion rates, voting rights, redemption prices, maturity dates and similar characteristics of preferred stock will be determined by our Board of Directors, without the necessity of obtaining approval of the stockholders.

Description of Options

The options to purchase shares of our common stock under the 2004 Plan were issued to former KnowFat option holders. All of these options became immediately exercisable upon consummation of the merger, and no further options will be granted under the 2004 Plan. The options to purchase shares of our common stock under the 2007 Plan were issued to our executive officers and certain employees. On February 12, 2008, our Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the 2007 Plan to 6,000,000 shares. The increase was approved by shareholders at a meeting of stockholders on August 29, 2008. We may grant options to purchase up to an additional 3,192,288 shares of common stock pursuant to the 2007 Plan. See “Market for Common Equity and Related Stockholder Matters—Securities Authorized for Issuance under Equity Compensation Plans” above and Note 5, Stock-Based Compensation , of Notes to Consolidated Financial Statements for the three months and six months ended June 29, 2008, and July 1, 2007 below.

Description of Warrants

There are currently 21,533,267 warrants outstanding representing the right to purchase 14,022,680 shares of our common stock and include 19,304,101 warrants to purchase 11,793,514 shares that are currently exercisable, as follows:

	(A)	(B)	(C)	(D)
	Number of Warrants Outstanding	Warrants Included in Column (A) That Are Currently Exercisable	Warrants Included in Column (A) Exercisable by Cashless Exercise	Number of Shares of Common Stock Issuable Upon Exercise of Warrants		Exercise Price per Share	Expiration Date

	10,240,175	10,240,175	10,240,175	5,120,088	(1)	$1.25	December	2012
	863,000	863,000	863,000	431,500	(1)	$1.25	January	2013
	1,927,000	1,927,000	1,927,000	963,500	(1)	$1.25	February	2013
	1,991,000	1,991,000	1,991,000	995,500	(1)	$1.25	March	2013
	2,916,666	687,500	—	2,916,666		$1.25	April	2013
	2,988,200	2,988,200	2,988,200	2,988,200		$1.00	December	2014
	281,483	281,483	—	281,483		$1.00	November	2015
	184,533	184,533	—	184,533		$1.00	May	2016
	141,210	141,210	—	141,210		$1.00	December	2016
Total	21,533,267	19,304,101	18,009,375	14,022,680
_________________

(1)
Warrants may be exercised in a cashless exercise any time after dates ranging between December 2008 through March 2009 only if a registration statement covering the resale of the underlying shares is not available.

Warrants may be exercised in a cashless exercise any time after dates ranging between December 2008 through March 2009 only if a registration statement covering the resale of the underlying shares is not available. A “cashless exercise” means that in lieu of paying the aggregate purchase price for the shares being purchased upon exercise of the warrants in cash, the holder will forfeit a number of shares underlying the warrants with a “fair market value” equal to such aggregate exercise price. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. The warrants also s benefit from weighted average price protection for the term of the warrants in the event that we issue additional shares of common stock (or securities convertible into common stock) (with certain exceptions) without consideration or for a consideration per share less than the exercise price of the warrants then in effect.

Registration Rights

Registration Rights Granted in Connection with the Private Placement

In connection with the closing of the private placement completed on March 31, 2008, we entered into a registration rights agreement with the investors in that offering, under the terms of which we committed to file a registration statement, within 90 days from the final closing of the offering, covering the resale of the common stock common stock: (i) included in the units; (ii) issuable upon exercise of the warrants included in the units; (iii) issued upon conversion of the convertible notes issued in September and October 2007; and (iv) issuable upon exercise of warrants issued to holders of the convertible notes in connection with the conversion of their convertible notes, and to use commercially reasonable efforts to cause such registration statement to become effective no later than 90 days after it is filed. Also, we agreed to use commercially reasonable efforts to maintain the effectiveness of such registration statement through the second anniversary of the date it is declared effective by the SEC, or until Rule 144(k) of the Securities Act is available to investors in the offering with respect to all of their shares, whichever is earlier.

Prior to six months after the effective date of such registration statement, we may not, without the prior written consent of holders of a majority of the registrable securities, file any other registration statement with the SEC, and during any time subsequent to such effective date when the registration statement for any reason is not available for use by any holder of the registrable securities for the resale thereof, we may not, without the prior written consent of holders of a majority of the registrable securities, file any other registration statement or any amendment thereto with the SEC or request the acceleration of the effectiveness of any other registration statement previously filed with the Commission, with certain limited exceptions.

The holders of any shares of securities removed from the registration statement as a result of a comment from the SEC will have “piggyback” registration rights for the shares of common stock or common stock underlying their warrants with respect to any registration statement filed by the Company following the effectiveness of the registration statement which would permit the inclusion of these shares.

Registration Rights Granted in Connection with the Corporate Awareness Campaign

In May 2008, we commenced a corporate awareness campaign in the investment community. In connection with this campaign, we entered into service agreements with a number of investor relations and public relations firms, under which we issued to the service providers an aggregate of 740,000 shares of our common stock and warrants to purchase an aggregate of 2,916,666 shares of our common stock in partial payment for their services and granted them “piggyback” registration rights entitling them to include their shares in the registration statement required to be filed following the closing of the private placement as described above.

The registration statement of which this prospectus forms a part was filed pursuant to the registration rights granted in connection with the private placement as well as those granted in connection with the corporate awareness campaign.

Anti-Takeover Effects of Provisions of Nevada State Law

We may be or in the future we may become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. We currently have approximately 400 stockholders.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the interested stockholder first becomes an interested stockholder, unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous three years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of our Company from doing so if it cannot obtain the approval of our board of directors.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, New York 10022. Jackson Steinem, Inc., which is controlled by one of the partners of Gottbetter & Partners, LLP, beneficially owns 1,215,950 shares of our common stock.

EXPERTS

The consolidated financial statements for the years ended December 30, 2007, and December 31, 2006, included in this prospectus and in the registration statement have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under the Nevada Revised Statutes, our directors and officers are not individually liable to us or our stockholders for any damages as a result of any act or failure to act in their capacity as an officer or director unless it is proven that:

•	His act or failure to act constituted a breach of his fiduciary duty as a director or officer; and

•	His breach of these duties involved intentional misconduct, fraud or a knowing violation of law.

Nevada law allows corporations to provide broad indemnification to its officers and directors. At the present time, our Articles of Incorporation and Bylaws also provide for broad indemnification of our current and former directors, trustees, officers, employees and other agents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 12, 2008, our board of directors unanimously approved the dismissal of Manning Elliot LLP as our principal accountants and engaged Carlin, Charron & Rosen, LLP (CCR) as our new principal accountants. The audit committee of the board did not separately approve the dismissal, though all members of the committee were present at the board meeting.

During our two most recently completed fiscal years and the subsequent interim period preceding the decision to change principal accountants, there were no disagreements with Manning Elliot on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Manning Elliot, would have caused it to make references to the subject matter of the disagreement in connection with its report. Manning Elliot’s report to our directors and stockholders dated June 13, 2007, which is included in our Form 10-KSB filed with the Securities and Exchange Commission on June 27, 2007, indicated Manning Elliot’s “substantial doubt about the Company’s ability to continue as a going concern.” Manning Elliot’s reports on our financial statements for the past two years did not otherwise contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recently completed fiscal years and the subsequent interim period preceding the decision to change principal accountants, there were no reportable events as defined in Regulation S-K Item 304(a)(v).

We provided Manning Elliot with a copy of the disclosures made by us in a current report filed with respect to their dismissal (which were substantially the same as the statements made above), and at our request Manning Elliot furnished us with a letter stating that it agrees with the statements as they relate to Manning Elliott. A copy of this letter was filed as Exhibit 16.1 to our Current Report on Form 8-K/A filed with the SEC on March 11, 2008, and is incorporated herein by reference.

We engaged CCR as our principal accountants effective as of February 12, 2008. During our two most recent fiscal years and the subsequent interim period prior to engaging CCR, neither we nor anyone on our behalf consulted with CCR regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by CCR that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; provided, however, that on December 18, 2007, a wholly-owned subsidiary of ours merged with and into KnowFat Franchise Company, Inc., with KnowFat as the surviving corporation in the merger, and prior to the merger, CCR was the principal accountant of KnowFat since March 2004.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
UFOOD RESTAURANT GROUP, INC.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
June 29, 2008 and December 30, 2007

Assets

	June 29, 2008	December 30, 2007
	(unaudited)	(audited)

Current assets:
Cash and cash equivalents	$3,505,594	$3,352,201
Restricted cash	593,528	1,083,612
Accounts receivable	86,025	93,534
Inventories	186,397	193,359
Prepaid expenses and other current assets	137,935	40,283
	4,509,479	4,762,989

Property and equipment:
Equipment	926,783	874,853
Furniture and fixtures	232,516	156,207
Leasehold improvements	2,450,116	2,301,571
Website development costs	27,050	80,736
	3,636,465	3,413,367
Accumulated depreciation and amortization	934,285	699,305
	2,702,180	2,714,062

Other assets:
Goodwill	977,135	977,135
Other	279,853	129,360
	1,256,988	1,106,495

Total assets	$8,468,647	$8,583,546

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
June 29, 2008 and December 30, 2007

  Liabilities and Stockholders’ Equity

	June 29, 2008	December 30, 2007
	(unaudited)	(audited)

Current liabilities:
Current portion of long-term debt	$893,731	$1,874,993
Current portion of capital lease obligations	46,149	51,582
Accounts payable	469,782	727,293
Franchisee deposits	752,500	504,500
Accrued expenses and other current liabilities	594,483	439,226
	2,756,645	3,597,594

Long-term liabilities:
Long-term debt	539,755	730,691
Capital lease obligations	78,307	83,005
Other noncurrent liabilities	199,366	152,158
	817,428	965,854

Total liabilities	3,574,073	4,563,448

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized	—	—
Common stock, $0.001 par value, 300,000,000 shares authorized, 34,812,395 and 29,241,158 shares issued and outstanding	34,812	29,241
Additional paid-in capital	24,581,157	18,833,096
Accumulated deficit	(19,721,395)	(14,842,239)
Total stockh’lders' equity	4,894,574	4,020,098

Total liabilities and stockholders’ equity	$8,468,647	$8,583,546
See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations - Unaudited
For the Three and Six Month Periods Ended June 29, 2008 and July 1, 2007

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Revenues:
Store sales	$1,577,040	$1,250,544	$2,828,922	$2,509,498
Franchise royalties and fees	58,331	95,887	126,058	154,506
Other revenue	—	9,756	5,957	21,818
	1,635,371	1,356,187	2,960,937	2,685,822

Costs and expenses:
Store operating expenses:
Food and paper costs	445,941	329,206	796,097	638,039
Cost of nutritional products	156,968	258,612	309,335	514,023
Labor	449,436	354,650	846,899	778,191
Occupancy	183,711	91,467	329,802	204,708
Other store operating expenses	239,106	204,240	494,846	406,725
General and administrative expenses	2,823,870	890,397	4,308,258	1,621,304
Advertising, marketing and promotion expenses	406,315	351,538	590,571	411,750
Depreciation and amortization	110,073	108,467	234,980	216,639
Loss on disposal of assets	—	490,143	2,509	490,142
Total costs and expenses	4,815,420	3,078,720	7,913,297	5,281,521

Operating loss	(3,180,049)	(1,722,533)	(4,952,360)	(2,595,699)

Other income (expense):
Interest income	34,272	6,548	49,732	15,651
Interest expense	(18,916)	(90,626)	(45,103)	(171,565)
Other income	68,575	—	68,575	—
Other income (expense), net	83,931	(84,078)	73,204	(155,914)

Loss before income taxes	(3,096,118)	(1,806,611)	(4,879,156)	(2,751,613)
Income taxes	—	—	—	—

Net loss	$(3,096,118)	$(1,806,611)	$(4,879,156)	$(2,751,613)

Basic and diluted loss per share	$(0.09)	$(0.25)	$(0.15)	$(0.40)

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows - Unaudited
For the Six Months Ended June 29, 2008 and July 1, 2007

	Six Months Ended
	June 29, 2008	July 1, 2007

Cash flows from operating activities:
Net loss	$(4,879,156)	$(2,751,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	234,980	216,639
Amortization of deferred financing costs	7,935	18,477
Stock-based compensation	1,679,228	315,000
Loss on disposal of assets	2,509	490,142
Gain on extinguishment of debt	(68,575)	—
Increase (decrease) in cash from changes in assets and liabilities:
Accounts receivable	7,509	(1,508)
Inventories	6,962	13,722
Prepaid expenses and other current assets	(97,652)	(18,227)
Other assets and noncurrent liabilities	(111,224)	(17,783)
Accounts payable	(257,511)	(39,904)
Franchisee deposits	248,000	(35,000)
Accrued expenses and other current liabilities	114,467	57,618
Net cash used in operating activities	(3,112,528)	(1,752,437)

Cash flows from investing activities:
Acquisition of property and equipment	(205,077)	(12,930)
Net cash used in investing activities	(205,077)	(12,930)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	4,112,689	—
Proceeds from the issuance of notes payable	—	1,000,000
Proceeds from the exercise of stock options	—	(14,246)
Payments on long-term debt	(1,103,623)	(428,086)
Payments on capital lease obligations	(28,152)	(30,460)
(Increase) decrease in restricted cash, net	490,084	(103,612)
Net cash provided by (used in) financing activities	3,470,998	423,596

Increase (decrease) in cash and cash equivalents	153,393	(1,341,771)
Cash and cash equivalents – beginning of year	3,352,201	1,840,090

Cash and cash equivalents – end of period	$3,505,594	$498,319

See accompanying notes.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

1.	Nature of Operations and Basis of Presentation

Nature of Operations

UFood Restaurant Group, Inc. was incorporated in the State of Nevada on February 8, 2006 as Axxent Media Corp. As Axxent Media Corp., the Company’s business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films for reproduction and distribution to foreign countries. On August 8, 2007, the Company changed its name to UFood Franchise Company, Inc., and on September 25, 2007, changed its name to UFood Restaurant Group, Inc. (UFood or the Company). Prior to December 18, 2007, UFood was a development stage company headquartered in Vancouver, Canada. Following the Merger described below, the Company abandoned its plans to obtain reproduction and distribution rights to films.

On December 18, 2007, (the Merger Date) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, a wholly-owned subsidiary of the Company merged with and into KnowFat Franchise Company, Inc. (KnowFat). Following the merger (the Merger), UFood continued KnowFat’s business operations as a franchisor and operator of fast-casual food service restaurants that capitalize on consumer demands for appetizing food with healthy attributes. As of June 29, 2008, the Company’s operations consisted of four company-owned restaurants and four franchisee owned restaurants, including two franchisee-owned locations operated by the Company pursuant to two separate management services agreements. On the Merger Date, each share of KnowFat common stock issued and outstanding immediately prior to the Merger was exchanged for 1.52350763 shares of UFood Common Stock. All share amounts have been adjusted to reflect the effect of the share exchange.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the rules and regulations of the Securities and Exchange Commission. They include the activity and balances of UFood and its subsidiaries but do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The interim consolidated financial statements are unaudited; however, they include all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly UFood’s financial position at June 29, 2008, the results of its operations for the three and six month periods ended June 29, 2008 and July 1, 2007 and cash flows for the six month periods ended June 29, 2008 and July 1, 2007. The results of operations for the three and six month periods ended June 29, 2008 are not necessarily indicative of the results to be expected for future quarters or the full year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto for the fiscal year ended December 30, 2007 included in the Company’s Annual Report on Form 10-KSB.

2.	Summary of Significant Accounting Policies

Fiscal Quarters

In 2008, our fiscal quarters end on March 30th , June 29th , September 28th and December 28th . In 2007, our fiscal quarters ended on April 1st , July 1st , September 30th and December 30th .

Principles of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of UFood Restaurant Group, Inc. and its subsidiary. All significant intercompany balances and transactions have been eliminated.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform previously reported data to the current presentation.

Revenue Recognition

The Company records revenue for company-owned store sales upon the delivery of the related food and other products to the customer.

The Company follows the accounting guidance of Statement of Financial Accounting Standard (SFAS) No. 45, Accounting for Franchise Fee Income . Franchisee deposits represent advances on initial franchise fees prior to the opening of the franchisee location. We recognize initial franchise fee revenue when all material services we are required to perform and all material conditions we are required to satisfy have been substantially completed, which is generally the opening of the franchised location. The Company defers direct costs related to franchise sales until the related revenue is recognized; however, the deferred costs shall not exceed anticipated revenue less estimated additional related costs. Such costs include training, facilities design, menu planning and marketing. Franchise royalty revenues are recognized in the same period the relevant franchisee sales occur.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the reasonably assured lease term as defined in SFAS No. 98, Accounting for Leases. The reasonably assured lease term on most of the Company’s leases is the initial non-cancelable lease term, which generally equates to between 5 and 10 years. In addition, certain of the Company’s lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. The Company includes any rent escalations and other rent holidays in its determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense upon the commencement date of the lease.

Earnings Per Share Data

Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options, restricted stock, and other stock-based compensation. Earnings per common share are computed in accordance with SFAS No. 128, Earnings Per Share, which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income allocable to common stockholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses and debt obligations approximate their fair values due to the short-term maturity of these instruments.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

Stock-Based Compensation

The Company determines the fair value of stock option awards on the date of grant using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment . The Black-Scholes option pricing model requires extensive accounting judgment and financial estimates, including estimates of the expected term participants will retain their vested stock options before exercising them and the estimated volatility of the Company’s common stock price over the expected term.

Stock-based compensation expense recognized during the three and six month periods ended June 29, 2008 totaled $1,504,155 and $1,679,228, respectively. Stock-based compensation expense recognized during the three and six month periods ended July 1, 2007 totaled $315,000. Stock-based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

Adoption of New Accounting Principle

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, for all financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and specifies what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51. SFAS No. 160 changes the accounting and reporting for minority interests. Minority interests will be re-characterized as non-controlling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s future consolidated financial statements.

In March 2008 the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. SFAS No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk-related contingent features contained within derivatives. SFAS No. 161 also requires entities to disclose additional information about the amounts and location of derivatives included in the financial statements, how the provisions of SFAS No. 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s future consolidated financial statements.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

3.	Long-Term Debt

In April 2008, the Company’s wholly-owned subsidiary, KnowFat of Downtown Crossing, Inc., paid $800,000 to extinguish the note payable which it issued in connection with the acquisition of the Boston Downtown Crossing restaurant and store and recognized a gain from extinguishment of debt of $68,575. The gain is included in other income for the three and six month periods ended June 29, 2008 on the accompanying consolidated statement of operations. KnowFat of Downtown Crossing, Inc. did not have the resources to repay the note when it matured on December 31, 2007. UFood Restaurant Group, Inc. agreed to loan KnowFat of Downtown Crossing, Inc. the funds needed to repay the note on the condition that the holder of the note agreed to accept a payment discount of $68,575. KnowFat of Downtown Crossing, Inc. does not currently have any indebtedness.

4.	Capital Stock

Offering of Units

During the three and six month periods ended June 29, 2008, the Company sold 1,991,000 and 4,781,000 units (Units), respectively, of its securities at a price of $1.00 per Unit in connection with a private placement of securities (the Offering). Each Unit consists of one share of common stock of the Company, par value $0.001 per share (Common Stock), and a warrant to purchase one-half of one share of Common Stock (the Investor Warrants). The Investor Warrants are exercisable for a period of five years at an exercise price of $1.25 per whole share of Common Stock.

In connection with the Offering, the Company retained a placement agent (Placement Agent) and paid the Placement Agent a commission of 10% of the funds raised in the Offering. In addition, the Placement Agent received warrants to purchase a number of shares of Common Stock equal to 20% of the shares of Common Stock included in the Units sold to investors in the Offering. The Placement Agent warrants are exercisable for seven years at an exercise price of $1.00 per share. During the three and six month periods ended June 29, 2008, the Placement Agent was paid commissions of $199,100 and $478,100, respectively, and received warrants to purchase 398,200 and 956,200 shares, respectively, of Common Stock. The Company estimated the fair value of the Placement Agent warrants using a Black Scholes option pricing model with the assumptions noted in the following table:
Expected term (years)	7
Expected volatility	45%
Risk-free interest rate	4.37%
Expected annual dividend	None

The estimated fair value of the Placement Agent warrants issued during the three and six month periods ended June 29, 2008 of $277,570 and $684,464, respectively, was considered to be a cost of the Offering and, accordingly, was charged to additional paid-in capital.

On June 27, 2008, the Company filed a registration statement, expected to become effective in an additional 90 days from the filing date, registering for resale all shares of Common Stock issued in the Offering, including Common Stock (i) included in the Units; (ii) issuable upon exercise of warrants included in the Units; (iii) issuable upon conversion of promissory notes (the Investor Notes) sold in anticipation of the Offering; and (iv) issuable upon exercise of warrants issued to purchasers of the Investor Notes in connection with the conversion of the Investor Notes. The Company is obligated to pay monetary penalties equal to one and one-quarter percent (1.25%) of the purchase price paid by the holders of registrable securities for each full month that the registration statement is late in being declared effective; provided, that in no event shall the aggregate of any such penalties exceed fifteen percent (15%) of the gross purchase price paid by the holders of registrable securities.

Other Capital Stock Transactions

During the three and six month periods ended June 29, 2008, the Company issued 2,702 and 50,237 shares, respectively, of Common Stock to the Company’s chief executive officer pursuant to the terms of his employment agreement for the sale of franchises. General and administrative expenses shown on the accompanying consolidated statement of operations for the three and six month periods ended June 29, 2008 include stock-based compensation expense of $5,000 and $55,000 representing the fair value of the shares on the date they were issued.

In May 2007, the Company announced the commencement of a campaign to generate awareness of the Company in the investment community. In connection with the corporate awareness campaign, the Company entered into agreements with several firms that provide investor relations and marketing services. Pursuant to the terms of the agreements, the Company issued 740,000 shares of Common Stock (the IR Shares) and warrants to purchase 2,916,666 shares of Common Stock (the IR Warrants). The IR Warrants are exercisable for five years at an exercise price of $1.25 per share.

The IR Shares vest as follows: 15,000 IR Shares vested on June 17, 2008; 237,500 IR Shares vest no later than 45 days after the registration statement described above becomes effective; 237,500 IR Shares vest in January 2009; and 250,000 IR Shares vest in equal installments over 24 months through April 2010 or upon the achievement of specified milestones, if such vesting period is shorter. At June 29, 2008, 35,834 IR Shares were vested. General and administrative expenses for the three and six month periods ended June 29, 2008 include $172,750 of stock-based compensation expense relating to the IR Shares.

The IR Warrants vest over 24 months as follows: (i) 83,333 IR Warrants vest no later than 45 days after the registration statement described above becomes effective, (ii) 83,333 IR Warrants vest in January 2009, and (iii) 2,750,000 IR Warrants vest in equal installments over 24 months through April 2010 or upon the achievement of specified milestones, if such vesting period is shorter. At June 29, 2008, 229,166 IR Warrants were vested. The Company estimated the fair value of the IR Warrants using a Black Scholes option pricing model using the assumptions shown in the table above except for the expected term of the IR Warrants which has been estimated to be 5 years. General and administrative expenses for the three and six month periods ended June 29, 2008, include $213,495 of stock-based compensation expense relating to the IR Warrants.

5.	Stock-Based Compensation

During the three and six month periods ended June 29, 2008, the Company recognized $1,504,155 and $1,679,228, respectively, of stock-based compensation expense for equity awards to employees, consultants and vendors. During the three and six month periods ended July 1, 2007, the Company recognized $315,000 of stock-based compensation expense. The Company has two share-based, shareholder approved employee compensation plans, the KnowFat 2004 Stock Option Plan (the 2004 Plan) and the UFood 2007 Equity Incentive Plan (the 2007 Plan, and together with the 2004 Plan, the Equity Plans), which are described below. During the three and six month periods ended June 29, 2008 the Company recognized $ 101,195 and $155,269, respectively, of stock-based compensation expense for awards under the Equity Plans.

The Company estimates the fair value of stock options using a Black Scholes option pricing model with the assumptions noted in the following table. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield.
The fair value of each stock option granted during the three and six month periods ended June 29, 2008 was estimated on the date of grant using the following assumptions:

Expected term (years)	6
Expected volatility	45%
Risk-free interest rate	4.37%
Expected annual dividend	None

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

The expected term is based on the weighted average midpoint between vesting and the contractual term. Expected volatility is based on the historical volatility of published common stock prices over the last six years of comparable publicly held companies. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options granted during the three and six month periods ended June 29, 2008. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The 2004 Plan

Under the terms of the 2004 Plan, the Company was authorized to grant incentive stock options (ISO’s), non-qualified stock options and restricted stock for up to 304,702 shares of common stock in the aggregate, to employees, officers, directors, consultants and agents of the Company. There were no options granted, exercised or forfeited under the 2004 Plan during the three and six month periods ended June 29, 2008 and July 1, 2007. At June 29, 2008, there were 304,702 options outstanding under the 2004 Plan. The Company has not recognized any compensation expense in fiscal 2008 related to options outstanding under the plan since all of the options currently outstanding under the 2004 Plan were fully vested as of December 30, 2007. There was no unrecognized compensation expense related to options outstanding under the 2004 Plan at June 29, 2008.

The 2007 Plan

There were no awards under the 2007 Plan prior to December 18, 2007. Awards of ISO’s, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock or performance units may be made under the 2007 Plan of up to a maximum of 3,000,000 shares of Common Stock to employees, directors, consultants and agents of the Company. The Company believes awards under the 2007 Plan align the interests of its employees with those of its shareholders. At June 29, 2008, there were 2,807,712 stock options outstanding under the 2007 Plan. The outstanding stock options have a weighted average exercise price of $1.07 per share, have a contractual term of 10 years and vest over three years. At June 29, 2008, options to purchase 1,016,607 shares of Common Stock were exercisable at a weighted average exercise price of $1.03. An additional 396,501 options will vest in fiscal 2008 and 733,894, 627,992 and 32,718 options will vest in fiscal 2009, 2010 and 2011, respectively.

Activity under the 2007 Plan from December 18, 2007, the Merger Date, through June 29, 2008 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at December 17, 2007	-0-	$—
Granted	1,950,000	1.00
Exercised	—	-	-
Forfeited	—	-	-
Outstanding at December 30, 2007	1,950,000	$1.00	10.0	$175,500
Granted	897,920	1.22	10.0
Exercised	—	-	-
Forfeited	(40,208)	(1.22)	9.9
Outstanding at June 29, 2008	2,807,712	$1.07	9.5	$730,005

Exercisable at June 29, 2008	1,016,607	$1.03	9.2	$304,982

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

The weighted average grant date fair value of options granted under the 2007 Plan during the three and six month periods ended June 29, 2008 was $0.61.

General and administrative expenses for the three and six month periods ended June 29, 2008 include $101,196 and $155,269, respectively, of compensation expense for vested equity awards under the 2007 Plan. At June 29, 2008 there was $728,878 of total unrecognized compensation cost related to non-vested options granted under the 2007 Plan. This cost will be recognized over approximately 2.4 years.

On February 12, 2008, the Company’s board of directors approved an increase in the number of shares of Common Stock reserved for issuance under the 2007 Plan to 6,000,000 shares. The increase is subject to shareholder approval.
Other Equity Awards

In May 2008, the Board of Directors awarded our chief executive officer and our chief operating officer non-qualified stock options to purchase 1,000,000 and 300,000 shares, respectively, of Common Stock at an exercise price of $1.23. The options granted to our chief executive officer are fully vested and expire ten years from the date of grant. The options granted to our chief operating officer vest in monthly installments through January 2010, the termination of his employment agreement, and expire ten years from the date of grant. General and administrative expenses for the three and six month periods ended June 29, 2008 include $628,015 of compensation expense related to these two grants. At June 29, 2008 there was $163,270 of unrecognized compensation expense related to the stock options awarded to our chief operating officer that will be recognized over approximately 1.6 years.

Advertising, marketing and promotion expenses shown on the accompanying consolidated statement of operations for the three and six month periods ended June 29, 2008, include $383,700 and $454,699, respectively, of stock-based compensation expense for the shares of Common Stock issued to George Foreman Ventures LLC (GFV) in 2007 that vested in June 2008. The amount of compensation expense was determined based upon the fair value of the shares of Common Stock on the date the shares became vested. Advertising, marketing and promotion expenses for the three and six month periods ended July 1, 2007 include $315,000 of stock-based compensation expense for shares of Common Stock issued to GFV.

During the three and six month periods ended June 29, 2008, the Company issued 2,702 and 50,237 shares, respectively, of Common Stock to the Company’s chief executive officer pursuant to the terms of his employment agreement for the sale of franchises (see Note 5). The Company recognized $5,000 and $55,000 of stock-based compensation expense representing the fair value of the shares issued.

In connection with a corporate awareness campaign announced in May 2007, the Company issued 740,000 shares of Common Stock and 2,916,666 warrants for the purchase of Common Stock to several firms that provide investor relations and marketing services (see Note 5). General and administrative expenses for the three and six month periods ended June 29, 2008 include $386,246 of stock-based compensation expense for the IR Shares and IR Warrants.

6.	Income Taxes

On January 1, 2007, the Company adopted the provisions of FIN No. 48. FIN No. 48 requires that the impact of tax positions taken by the Company be recognized in the financial statements if they are more likely than not of being sustained based upon the technical merits of the position. The Company has a valuation allowance against the full amount of its net deferred taxes. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The implementation of FIN No. 48 had no impact on the Company’s financial statements due to the valuation allowances that have historically been provided against all deferred tax assets.

No provision for current income taxes has been recorded for 2008 and 2007 due to the Company’s cumulative net losses. Significant components of deferred tax assets are net operating loss carryforwards, start-up costs and organizational costs capitalized for tax purposes, and deferred revenue. Significant components of deferred tax liabilities are depreciation of property and equipment.

Management has evaluated the evidence bearing upon the realization of its deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets. As a result, the Company has recorded a full valuation allowance against its deferred tax assets. If the Company should generate sustained future taxable income against which these tax attributes might be applied, some portion or all of the valuation allowance would be reversed.

The Company’s income tax returns have not been audited by the Internal Revenue Service (IRS) or any state taxing authority. The years 2004 through 2007 remain open to examination by the IRS and state taxing authority. The Company believes it is not subject to any tax exposure beyond the preceding discussion. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date FIN No. 48 was adopted, we did not have any accrued interest or penalties associated with any unrecognized tax benefits.

7.	Commitments and Contingencies

Legal matters

Legal Matters  In November 2007, the Company received a letter from counsel to a former franchisee regarding potential claims against the Company and certain of its officers and directors. The letter stated a desire for the parties to reach a mutually-satisfactory negotiated resolution to the dispute. A draft demand for arbitration, which was not filed, was included with the letter and claimed that the Company and certain of its officers and directors made false and misleading statements (and material omissions of facts) in connection with the sale of the franchise in violation of the Minnesota Franchise Act. The draft demand sought damages in the approximate amount of $2,000,000. The Company believed that it complied with all applicable franchise rules and regulations in its dealings with the former franchisee and sought to vigorously defend any claims that were brought. This matter was settled in April 2008. The terms of the confidential settlement agreement included a monetary payment that was included in general and administrative expenses for the three months ended March 29, 2008 and the six months ended June 29, 2008.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited
On April 2, 2008, KFLG Watertown, Inc. (KFLG), a wholly-owned subsidiary of the Company, received a default letter from BAA Boston, Inc. (BAAB) claiming certain defaults under KFLG’s Sublease Agreement with BAAB for retail premises (the Premises) at Logan International Airport in Boston, Massachusetts (the Sublease Agreement). On July 16, 2008, KFLG received a second default letter (the Default Letter) alleging that KFLG is in default of its obligations under the Sublease Agreement due to, among other things, KFLG’s failure to open on time and to timely make certain subtenant improvements. The Default Letter demands that KFLG pay liquidated damages of $104,000 to BAAB, past due rent of $20,000 and BAAB’s legal fees and expenses in the amount of approximately $40,000. This matter is only in the claim stage and no legal proceeding has been commenced. The Company has denied BAAB’s allegations that it is in default of the Sublease Agreement. The Company has been in contact with representatives of BAAB to try and resolve this matter. In the event the Company is unable to resolve this matter, BAAB has indicated it will seek to enforce any and all of its rights and remedies available under the Sublease Agreement including the possible termination of the Sublease.

In connection with the build-out of the Premises, certain subcontractors that performed work on the Premises filed liens totaling $253,431 (the Lien Amount) against the Company’s subsidiaries and their properties in connection with payments for services allegedly past due. In April 2008, pursuant to the terms of the Sublease Agreement, the Company posted a cash collateralized surety bond for 120% of the Lien Amount. The general contractor on the project is responsible for the amounts claimed by the subcontractors but was recently forced into involuntary bankruptcy. The Company paid the general contractor for, among other things, certain amounts claimed by the subcontractor.

The Company is subject to legal proceedings and claims which arise in the normal course of business. In the opinion of management, the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company’s financial position, results of operations or cash flow.

8.	Supplemental Disclosures of Cash Flow Information:

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Cash paid during the period for interest	$19,573	$108,311	$45,102	$171,565

Summary of non-cash investing and financing activities:
Accrued preferred stock dividends	$—	$232,436	$—	$476,493
Property and equipment acquired with capital lease	$18,021	$33,420	$18,021	$33,420

9.	Loss per share

The amounts used for basic and diluted per share calculations are as follows:

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Net loss	$(3,096,118)	$(1,806,611)	$(4,879,156)	$(2,751,613)
Preferred stock dividend requirements	—	(232,436)	—	(476,493)
Net loss allocable to common stockholders	$(3,096,118)	$(2,039,047)	$(4,879,156)	$(3,228,106)

Weighted average number of shares outstanding – basic and diluted	34,724,165	8,262,486	32,885,929	8,111,810
Basic and diluted loss per common share	$(0.09)	$(0.25)	$(0.15)	$(0.40)

Our diluted loss per share is the same as our basic loss per share since the effect of the assumed exercise of options and warrants to purchase common stock is anti-dilutive. A total of 14,993,143 and 12,928,803 potential common shares from the assumed exercise of options and warrants were excluded from the calculation of diluted net loss per share for the three and six month periods ended June 29, 2008, respectively, and a total of 2,960,275 potential common shares from the assumed exercise of warrants, options and convertible preferred stock were excluded from the calculation of diluted net loss per share for the three and six month periods ended July 1, 2007 because their inclusion would have been anti-dilutive.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements – Unaudited

10.	Segment Data

The Company operates two business segments; Store Operations and Franchise Operations. The Store Operations segment comprises the operating activities of restaurants owned or operated by the Company. The Franchise Operations segment is comprised of the operating activities of the franchise business unit which licenses qualified operators to conduct business under the Knowfat and UFood Grill tradenames and also costs to monitor the operations of these business units. Under the terms of the franchise agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Knowfat and UFood Grill tradenames.

The accounting policies of the segments are the same. Interest expense has been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments’ revenues and net loss agree with the comparable amounts contained in the Company’s consolidated financial statements.

Segment information for the Company’s two business segments follows:

	Three Months Ended		Six Months Ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Revenues:
Store operations	$1,577,040	$1,250,544	$2,828,922	$2,509,498
Franchise operations	58,331	105,643	132,015	176,324
Total revenue	$1,635,371	$1,356,187	$2,960,937	$2,685,822

Segment income (loss):
Store operations	$(237,179)	$(527,598)	$(339,345)	$(622,028)
Franchise operations	(972,452)	(261,371)	(1,739,892)	(379,451)
Total segment loss	$(1,209,631)	$(788,969)	$(2,079,237)	$(1,001,479)

Unallocated general and administrative expenses	$1,454,030	$473,559	$2,047,572	$965,831
Advertising, marketing and promotion	406,315	351,538	590,571	411,750
Depreciation and amortization	110,073	108,467	234,980	216,639

Interest (income) expense, net	(15,356)	84,078	(4,629)	155,914
Other income	(68,575)	—	(68,575)	—
Net loss	$(3,096,118)	$(1,806,611)	$(4,879,156)	$(2,751,613)

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Shareholders of UFood Restaurant Group, Inc:

We have audited the accompanying consolidated balance sheets of UFood Restaurant Group, Inc and Subsidiary (the Company) as of December 30, 2007 and December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the fiscal years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFood Restaurant Group, Inc and Subsidiary as of December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Carlin, Charron & Rosen, LLP

Westborough, Massachusetts
April 14, 2008

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 30, 2007 and December 31, 2006

Assets

	2007	2006

Current assets:
Cash and cash equivalents	$3,352,201	$1,840,090
Restricted cash	1,083,612	—
Accounts receivable	93,534	30,068
Inventories	193,359	244,766
Prepaid expenses and other current assets	40,283	57,877
	4,762,989	2,172,801

Property and equipment:
Equipment	874,853	878,763
Furniture and fixtures	156,207	189,833
Leasehold improvements	2,301,571	1,552,763
Website development costs	80,736	27,050
	3,413,367	2,648,409
Accumulated depreciation and amortization	699,305	388,645
	2,714,062	2,259,764

Other assets:
Goodwill	977,135	1,405,325
Other	129,360	229,632
	1,106,495	1,634,957

Total assets	$8,583,546	$6,067,522

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 30, 2007 and December 31, 2006

Liabilities and Stockholders’ (Deficit)

	2007	2006

Current liabilities:
Current portion of long-term debt	$1,874,993	$2,045,722
Current portion of capital lease obligations	51,582	57,608
Accounts payable	727,293	565,800
Franchisee deposits	504,500	647,500
Accrued expenses and other current liabilities	439,226	70,828
	3,597,594	3,387,458

Long-term liabilities:
Long-term debt	730,691	1,212,340
Capital lease obligations	83,005	106,631
Other noncurrent liabilities	152,158	—
	965,854	1,318,971

Series C convertible preferred stock, $0.001 par value, -0- and 719,440 shares issued and outstanding	—	3,070,812

Total liabilities	4,563,448	7,777,241

Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value, 10,000,000 shares authorized
Series B convertible preferred stock, -0- and 1,407,416 shares issued and outstanding	—	431,187
Series A convertible preferred stock, -0- and 1,576,040 shares issued and outstanding	—	525,439
Common stock, $0.001 par value, 300,000,000 shares authorized, 29,241,158 and 4,208,745 shares issued and outstanding	29,241	4,209
Additional paid-in capital	18,833,096	6,720,271
Accumulated deficit	(14,842,239)	(9,390,825)
	4,020,098	(1,709,719)

Total liabilities and stockholders’ equity (deficit)	$8,583,546	$6,067,522

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations
For the Fiscal Year Ended December 30, 2007 and December 31, 2006

	2007	2006
Revenues:
Store sales	$4,543,194	$3,273,103
Franchise royalties and fees	326,733	319,565
Other revenue	34,956	99,026
	4,904,883	3,691,694

Costs and expenses:
Store operating expenses:
Cost of goods sold, food and paper products	2,011,229	1,469,684
Labor	1,405,662	1,043,314
Occupancy	410,061	309,157
Other store operating expenses	796,804	561,350
General and administrative expenses	3,520,392	3,555,974
Advertising, marketing and promotion expenses	671,440	548,330
Depreciation and amortization	429,586	222,744
Loss on disposal of assets	666,838	—
Total costs and expenses	9,912,012	7,710,553

Operating loss	(5,007,129)	(4,018,859)

Other income (expense):
Interest income	18,627	49,120
Interest expense	(387,757)	(146,987)
Other expense	(75,155)	(8,887)
Other income (expense), net	(444,285)	(106,754)

Loss before income taxes	(5,451,414)	(4,125,613)
Income taxes	—	—

Net loss	$(5,451,414)	$(4,125,613)

Basic and diluted earnings (loss) per share	$(0.68)	$(0.60)

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. and SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Year Ended December 30, 2007 and December 31, 2006

	Series B Convertible		Series A Convertible		Common Stock		Additional Paid-in	Accumulated
	Shares	Value	Shares	Value	Shares	Value	Capital	Deficit	Total

Balances, January 1, 2006	1,407,416	$62,511	1,576,040	$289,127	4,208,745	$4,209	$7,278,910	$(5,265,212)	$2,369,545

Dividends accrued on mandatory redeemable preferred stock	-	-	-	-	-	-	(1,346)	-	(1,346)

Warrants exchanged for debt gaurantee	-	-	-	-	-	-	24,231	-	24,231

Accrued preferred stock dividends	-	368,676	-	236,312	-	-	(604,988)	-	-

Stock-based compensation	-	-	-	-	-	-	23,464	-	23,464

Net loss for year ended December 31, 2006	-	-	-	-	-	-	-	(4,125,613)	(4,125,613)

Balances, December 31, 2006	1,407,416	431,187	1,576,040	525,439	4,208,745	4,209	6,720,271	(9,390,825)	(1,709,719)

Dividends accrued on mandatory redeemable preferred stock	-	-	-	-	-	-	(244,886)	-	(244,886)

Accrued preferred stock dividends	-	395,770	-	300,709	-	-	(696,479)	-	-

Conversion of preference stock	(1,407,416)	(826,957)	(1,576,040)	(826,148)	3,710,642	3,710	4,965,093	-	3,315,698

Conversion of promissory notes	-	-	-	-	6,248,868	6,249	2,650,560	-	2,656,809

Stock issued for marketing and promotional services	-	-	-	-	1,371,157	1,371	313,629	-	315,000

Stock-based compensation	-	-	-	-	41,746	42	249,250	-	249,292

Cancellation and re-issuance of warrants	-	-	-	-	-	-	75,158	-	75,158

Reverse acquisition recapitalization adjustment	-	-	-	-	7,500,000	7,500	(7,500)	-	-

Issuance of Units (net of issuance costs of $1,345,840)	-	-	-	-	6,160,000	6,160	4,808,000	-	4,814,160

Net loss for year ended December 30, 2007	-	-	-	-	-	-	-	(5,451,414)	(5,451,414)

Balances, December 30, 2007	-	$-	-	$-	29,241,158	$29,241	$18,833,096	$(14,842,239)	$4,020,098

See accompanying notes.

UFOOD RESTAURANT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Fiscal Year Ended December 30, 2007 and December 31, 2006

	2007	2006

Cash flows from operating activities:
Net loss	$(5,451,414)	$(4,125,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	429,586	222,744
Amortization of deferred financing costs	20,001	10,538
Provision for doubtful accounts	29,229	—
Warrants exchanged for debt guarantee	—	24,231
Adjustment to warrant exercise prices	75,155	—
Stock-based compensation	249,292	23,464
Loss on disposal of assets	666,838	—
Non-cash promotion expenses	424,000	—
Non-cash interest on bridge loans	119,650	—
Increase (decrease) in cash from changes in assets and liabilities:
Accounts receivable	(56,362)	(19,201)
Inventories	3,373	(107,344)
Prepaid expenses and other current assets	17,595	6,797
Other assets and noncurrent liabilities	232,429	(87,498)
Accounts payable	224,208	195,866
Franchisee deposits	(143,000)	297,500
Accrued expenses and other current liabilities	24,436	18,773
Net cash used in operating activities	(3,134,984)	(3,539,743)

Cash flows from investing activities:
Proceeds from sale of assets	150,000	—
Acquisition of property and equipment	(992,447)	(1,065,119)
Acquisition of intangibles	—	(1,688)
Net cash used in investing activities	(842,447)	(1,066,807)

Cash flows from financing activities:
Proceeds from issuance of notes payable	2,537,160	—
Proceeds from issuance of common stock, net	4,814,160	—
Proceeds from long-term debt	—	450,000
Proceeds from issuance of preferred stock		3,069,466
Payments on long-term debt	(715,094)	(222,011)
Payments on capital lease obligations	(63,072)	(27,145)
Increase in restricted cash	(1,083,612)	—
Cash released from restrictions	—	1,400,000
Net cash provided by financing activities	5,489,542	4,670,310

Increase in cash and cash equivalents	1,512,111	63,760
Cash and cash equivalents – beginning of year	1,840,090	1,776,330

Cash and cash equivalents – end of year	$3,352,201	$1,840,090

See accompanying notes.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

1.	Nature of Operations

Nature of Operations

UFood Restaurant Group, Inc. was incorporated in the State of Nevada on February 8, 2006 as Axxent Media Corp. Prior to December 18, 2007, UFood was a development stage company headquartered in Vancouver, Canada. As Axxent Media Corp., the Company’s business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films for reproduction and distribution to foreign countries. On August 8, 2007, the Company changed its name to UFood Franchise Company, and on September 25, 2007, changed its name to UFood Restaurant Group, Inc. (UFood or the Company). Following the merger described below, we abandoned our plans both to obtain reproduction and distribution rights to foreign films.

On December 18, 2007, (Merger Date) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, a wholly-owned subsidiary of the Company merged with and into KnowFat Franchise Company, Inc. (KnowFat). Following the merger (the Merger), UFood continued KnowFat’s business operations as a franchisor and operator of fast-casual food service restaurants that capitalize on consumer demands for appetizing food with healthy attributes. As of December 30, 2007, the Company’s operations consisted of five company-operated restaurants and three franchise-operated locations. On the Merger Date, each share of KnowFat common stock issued and outstanding immediately prior to the Merger was exchanged for 1.52350763 shares of UFood Common Stock. All share amounts have been adjusted to reflect the effect of the share exchange.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of UFood Restaurant Group, Inc. and its subsidiaries consist of the accounts of UFood Restaurant Group, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made to conform previously reported data to the current presentation.

Fiscal Year

Following the merger described in Note 3, UFood changed its fiscal year end from April 30 to a 52/53 week fiscal year ending on the Sunday closest to December 31 of each year. Our 2007 and 2006 fiscal years ended on December 30, 2007 and December 31, 2006, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents represent highly liquid instruments with original maturities of three months or less when purchased. Cash equivalents consist of money market accounts at December 31, 200 7 and 2006. At December 31, 2007 restricted cash was comprised of $83,612 used to collateralize a standby letter of credit and $1,000,000 received from the sale of equity securities and deposited in an escrow account to pay investor relations and public relations expenses.

Inventories

Inventories, which primarily consist of food products, paper goods and supplies and vitamins and supplements for resale, are stated at the lower of cost or market, with cost determined by the average cost method.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Deferred Financing Costs

Deferred financing costs represent costs paid to third parties in order to obtain long-term financing and have been included in other assets. Deferred financing costs are amortized over the life of the related debt. Amortization expense related to these costs were $20,001 and $10,538 for the years ended December 30, 2007 and December 31, 2006, respectively, and is included in interest expense.
Property and Equipment

Property, equipment and leaseholds are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term. The estimated useful lives used for financial statement purposes are:

Leasehold improvements	5 years
Equipment	5 years
Furniture and fixtures	5 years
Website development costs	3 years

Upon retirement or sale, the cost of assets disposed and their related accumulated depreciation are removed from the accounts. Any resulting gain or loss is credited or charged to operations. Maintenance and repairs are charged to expense when incurred, while betterments are capitalized. The total amounts expensed for maintenance and repairs were $70,182 and $47,453 for the fiscal years ended December 30, 2007 and December 31, 2006, respectively.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with finite lives continue to be amortized over their useful lives. The Company performs its impairment assessment on a restaurant-by-restaurant basis by comparing discounted cash flows from the reporting unit with the carrying value of the underlying net assets inclusive of goodwill. The Company performed its annual impairment tests as of the first day of the fourth quarter of fiscal years 2007 and 2006. Based upon the results of the first step, the Company determined that no impairment had occurred, as the fair value of the reporting unit exceeded the respective carrying value. At December 30, 2007, the Company had no indefinite-lived intangible assets.

Intangible assets with finite lives consist of costs incurred to obtain debt financing and are being amortized on a straight-line basis over the term of the related debt.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, when impairment indicators exist, the Company evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate the carrying amount of an asset may not be recovered. When events or changes in circumstances have occurred that indicate a long-lived asset may be impaired, the Company uses estimates of future cash flows on a restaurant-by-restaurant basis to test the recoverability of its long-lived assets. The Company identified no indications of impairment.

Income Taxes

The provision for income taxes is determined in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective January 1, 2007, the Company adopted the provisions of FIN No. 48 and the provisions of FIN No. 48 have been applied to all income tax positions commencing from that date. The cumulative effect of adopting FIN No. 48 was not material. Prior to fiscal 2007, the Company determined its tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Revenue Recognition

The Company records revenue for company-owned store sales upon the delivery of the related food and other products to the customer.

The Company follows the accounting guidance of SFAS No. 45, Accounting for Franchise Fee Income . Franchisee deposits represent advances on initial franchise fees prior to the opening of the franchisee location. We recognize initial franchise fee revenue when all material services we are required to perform and all material conditions we are required to satisfy have been substantially completed, which is generally the opening of the franchised location. The Company defers direct costs related to franchise sales until the related revenue is recognized; however, the deferred costs shall not exceed anticipated revenue less estimated additional related costs. Such costs include training, facilities design, menu planning and marketing. Franchise royalty revenues are recognized in the same period the relevant franchisee sales occur.

Advertising Costs

The Company expenses a dvertising costs as incurred. Advertising expense amounted to $82,469 in 2007 and $68,163 in 2006.

Pre-Opening Costs

All pre-opening costs directly associated with the opening of new company-owned restaurant locations, which consist primarily of labor and food costs incurred during in-store training and preparation for opening, but exclude manager training costs which are included in other operating expenses, are expensed when incurred.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the reasonably assured lease term as defined in SFAS No. 98, Accounting for Leases. The reasonably assured lease term on most of the Company’s leases is the initial non-cancelable lease term, which generally equates to between 5 and 10 years. In addition, certain of the Company’s lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. The Company includes any rent escalations and other rent holidays in its determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense upon the commencement date of the lease.

Earnings Per Share Data

Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options, restricted stock, and other stock-based compensation. Earnings per common share are computed in accordance with SFAS No. 128, Earnings Per Share, which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include accounts receivable, accounts payable and other accrued expenses approximate their fair values due to the short-term maturity of these instruments.

Stock-Based Compensation

The Company maintains two stock-based incentive plans. The Company grants options to purchase common stock at an option price equal to the market value of the stock at the date of grant. Options generally vest over a three year period beginning on the date of grant and have a ten year term.

The Company has adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, which requires all stock-based compensation, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The Company adopted this accounting treatment using the modified prospective transition method, as permitted under SFAS No. 123R; therefore results for prior periods have not been restated. The Company uses the Black-Scholes option pricing model which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term participants will retain their vested stock options before exercising them, the estimated volatility of the Company’s common stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. The provisions of SFAS No. 123R apply to new stock options and stock options outstanding, but not yet vested, on the date the Company adopted SFAS No. 123R.

Stock-based compensation expense recognized during the fiscal year ended December 30, 2007 totaled approximately $218,082 for stock options and $31,210 related to restricted stock. Stock-based compensation expense recognized during the fiscal year ended December 31, 2006 totaled approximately $23,464 for stock options. Stock-based compensation expense was included in general and administrative expenses in the accompanying Consolidated Statements of Operations.

Prior to adoption of SFAS No. 123R, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) 25, Accounting for Stock Issued to Employees, and related interpretations, and followed the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure” . Accordingly, prior to fiscal 2006, stock-based compensation was included as pro forma disclosure in the financial statement footnotes.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 . Under SFAS No. 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. If elected, SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements . SFAS No 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and specifies what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until December 28, 2008. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51. SFAS No. 160 changes the accounting and reporting for minority interests. Minority interests will be re-characterized as non-controlling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, except for the presentation and disclosure requirements, which will apply restrospectively. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s future consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 110. SAB No. 110 expresses the views of the staff regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123R. SAB No. 110 is not expected to have a significant impact on our consolidated financial statements.

3.	Reverse Merger

On December 18, 2007, pursuant to the terms of an Agreement and Plan of Merger and Reorganization, the Company, through a wholly-owned subsidiary, merged with and into KnowFat Franchise Company, Inc. Following the merger, UFood continued KnowFat’s business operations as a franchisor and operator of fast-casual food service restaurants. Concurrently with the closing of the Merger and in contemplation of the Merger, the Company consummated a private offering (the Offering) of up to 8,000,000 units of its securities (Units) at a price of $1.00 per Unit. Each Unit consists of one share of Common Stock and a warrant to purchase one-half, or 50%, of a share of Common Stock.

Immediately prior to the Merger, UFood had 23,700,000 shares of Common Stock issued and outstanding and $2,000,000 principal amount of 9% Convertible Promissory Notes (Investor Notes) outstanding. On the Closing Date, the Investor Notes together with accrued interest of $40,087 automatically converted into 4,080,175 Units at a conversion rate of $0.50 per Unit. In conjunction with the Merger, 16,200,000 shares of UFood’s Common Stock issued and outstanding prior to the Merger were retired.

Immediately prior to the Merger, KnowFat had 5,621,648 shares of common stock issued and outstanding and 1,576,040 shares of Series A Preferred Stock (Series A Preferred Shares), 1,407,416 shares of Series B Preferred Stock (Series B Preferred Shares) and 719,440 shares of Series C Preferred Stock (Series C Preferred Shares and, collectively, with the Series A Preferred Shares and the Series B Preferred Shares, the Preferred Shares) issued and outstanding. KnowFat also had a $1,000,000 convertible promissory note outstanding (the Antokal Note).

In connection with the Merger, on the Closing Date, all of KnowFat’s issued and outstanding Preferred Shares and the Antokal Note converted into 3,710,642 and 2,168,693 shares, respectively, of KnowFat common stock. On the Closing Date and in connection with the Merger, each share of KnowFat’s issued and outstanding common stock before the merger, including the common stock issued upon conversion of the Preferred Shares and the Antokal Note, automatically converted into the right to receive 1.52350763 shares (the Conversion Ratio) of the Company’s common stock, par value $0.001 (Common Stock) per share.

In addition, on the Closing Date, all of the issued and outstanding options and warrants to purchase shares of KnowFat common stock were exchanged, respectively, for options (the New Options) and warrants (the New Warrants) to purchase shares of the Company’s Common Stock. The number of shares of Common Stock issuable under, and the price per share upon exercise of, the New Options were calculated based on the terms of the original KnowFat options, as adjusted by the Conversion Ratio. The number of shares of Common Stock issuable under the New Warrants was calculated based on the terms of the original warrants, as adjusted by the Conversion Ratio. Immediately prior to the consummation of the Merger, the exercise price of all outstanding KnowFat warrants was adjusted to $1.00, and such exercise price was not affected by the conversion ratio in the Merger.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

As a result of the foregoing, on the Closing Date, an aggregate of 12,500,000 shares of Common Stock were issuable to former KnowFat stockholders and upon exercise of outstanding KnowFat options and warrants. Of these, 11,500,983 shares of Common Stock were issued, and an aggregate of 391,791 and 607,226 shares of Common Stock were reserved for issuance upon the exercise of the New Options and New Warrants, respectively. UFood’s stockholders before the merger retained 7,500,000 shares of Common Stock after the Merger.

The following table summarizes the effect of the reverse merger recapitalization adjustment on stockholders’ equity:

	Common Stock
	Shares	Par Value	Additional Paid-in Capital
UFood shares outstanding immediately prior to the Merger	23,700,000	$23,700	$(23,700)

UFood shares retired	(16,200,000)	(16,200)	16,200

Reverse acquisition recapitalization adjustment	7,500,000	$7,500	$(7,500)

The Merger Agreement includes a post-merger adjustment to the number of shares of Common Stock issued to the former KnowFat stockholders in an amount up to 2,000,000 shares of Common Stock for any breach of the Merger Agreement discovered during the two-year period following the Closing Date. The Merger has been treated as a recapitalization of the Company for financial accounting purposes. Accordingly, the UFood’s financial statements before the merger have been replaced with the historical financial statements of KnowFat before the merger.

4.	Acquisitions

Downtown Crossing

On October 2, 2006, the Company, through a wholly-owned subsidiary, acquired the business assets of one of the Company’s franchisees (Downtown Crossing in Boston). The results of Downtown Crossing’s operations have been included in the consolidated financial statements since the acquisition date. Although the Company views itself primarily as a franchisor of restaurants, the acquisition of Downtown Crossing represented an opportunity to acquire a profitable location on favorable terms. The purchase price of $1,125,445 was comprised of a cash payment of $25,000, a promissory note in the amount of $1, 075,000 and the assumption of certain current liabilities totaling $25,445. The purchase price took into account the costs incurred by the former owner in opening the store including preopening costs and reflected the profitability of the store. The purchase price was allocated as follows:

Inventory	$31,507
Goodwill	402,326
Property and equipment	630,783
Security deposits	27,605
Franchise fee	33,224
$1,125,445

The asset purchase agreement also requires monthly payments equal to 10% of gross cash revenue (a portion of which represents interest on the promissory note) until the promissory note is paid in full. The goodwill recorded in connection with the acquisition of the Downtown Crossing location was allocated to the Downtown Crossing store which is part of our store operations business segment.

The following supplemental pro forma information is presented showing our results of operations for the year ended December 31, 2006 as though the acquisition of the Downtown Crossing store had occurred on January 1, 2006.

Pro Forma Results of Operations Year Ended Dec. 31, 2006
Revenues	$4,599,072

Net loss	$(4,153,105)

Basic and diluted loss per share	$(0.60)

Landmark Center

On September 6, 2006, the Company, through a wholly-owned subsidiary, acquired the business assets of another franchisee for a nominal amount. The acquired assets were comprised of $450,000 of cash and the rights to construct and operate a restaurant in Landmark Center under a long term lease. The Company used the acquired cash to pay for a portion of the store’s total construction costs. The Company recognized a liability at the acquisition date for the cash that was acquired. No goodwill was recognized on this transaction. Under the terms of the asset purchase agreement, the Company agreed to pay the seller a monthly royalty equal to 5% of sales during the period the Company operates the restaurant. The asset purchase agreement further provides that upon the occurrence of a sales event, as defined the Company is required to pay the seller an amount equal to an amount ranging between 40% and 50% of the sales proceeds, or $450,000, whichever is greater. Although the Company views itself primarily as a franchisor of restaurants, the acquisition of the Landmark Center assets represented an opportunity to acquire a superior restaurant site on favorable terms.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The asset purchase agreement requires a quarterly royalty payment to the seller equal to 5% of the store’s gross cash revenue, as defined, and includes a restrictive covenant requiring the Company’s wholly-owned subsidiary to maintain net equity of not less than $450,000.

5.	Disposal of Assets

During 2007, the Company recorded a loss on disposal of assets of $666,838 resulting from the closure of one restaurant and the sale of a second restaurant. The disposition of the two stores was accounted for in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

In April 2007, the Company recorded a loss of $493,032 in connection with the closure of a restaurant in Woburn, Massachusetts. The loss represents the net present value of the remaining lease obligation and the write-off of goodwill and equipment.

In September 2007, the Company sold its restaurant in Shrewsbury, Massachusetts, for $150,000 of cash and a note receivable of $36,333. The note receivable is non-interest bearing and is due in 2008. The Company recorded a loss of $173,806 in connection with the sale.

6.	Goodwill

The change in the carrying amount of goodwill for the year ended December 30, 2007, is as follows:

	Store Operations Segment	Franchise Operations Segment	Total

Balance as of January 1, 2006	$866,999	$136,000	$1,002,999
Goodwill acquired during the year	402,326	—	402,326
Goodwill written off during the year	—	—	—
Balance as of December 31, 2006	1,269,325	136,000	1,405,325
Goodwill acquired during the year	—	—	—
Goodwill written off in connection with the closure of one restaurant and the sale of one restaurant	(428,190)	—	(428,190)
Balance as of December 30, 2007	$841,135	$136,000	$977,135

7.	Notes Payable

During 2007, KnowFat secured two tranches of bridge financing as follows:

Antokal Note

In April 2007, prior to the Merger transaction described in Note 3, KnowFat borrowed $1,000,000 from Alan Antokal, a stockholder, pursuant to the terms of a 12% Secured Convertible Subordinated Promissory Note (the “Antokal Note”). The Antokal Note, was secured by substantially all of KnowFat’s assets and was subordinate in right of payment to the prior payment of all of KnowFat’s obligations to its senior lender. The Antokal Note was due April 23, 2008 but converted into 2,168,693 shares of KnowFat common stock immediately prior to the Merger.

Investor Notes

On September 24, 2007, in connection with the Merger and the Offering of Units described in Note 10, UFood sold $1,035,000 principal amount of 9% Convertible Promissory Notes and on October 4, 2007, UFood sold an additional $965,000 of Investor Notes. The proceeds from the sale of Investor Notes, net of transaction costs of $462,840, were used to provide bridge financing to KnowFat prior to the Merger. The Investor Notes were due 120 days from the date of issuance. On the Closing Date, in connection with the Merger, the Investor Notes together with accrued interest converted into 4,080,175 Units.

The Company retained a placement agent (Placement Agent) to sell the Investor Notes and paid the Placement Agent a commission of 10% of the funds raised from the sale of the Investor Notes and an expense allowance of $75,000. In addition, the Placement Agent received a warrant (Placement Agent Warrants) to purchase 800,000 shares of Common Stock. The Placement Agent Warrants are exercisable for seven years at an exercise price of $1.00 per share. The Company determined the fair value for the Placement Agent Warrants to be $486,376 using the Black Scholes option pricing model. The fair value was recorded as a deferred financing fee and amortized on a straight-line basis over the term of the Investor Notes. Upon completion of the Merger transaction and Offering of Units, the unamortized balance of the deferred financing fee of $272,655 was charged to additional paid-in capital as a cost of the equity financing transaction.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

8.	Long-Term Debt

Long-term debt consists of the following at December 30, 2007 and December 31, 2006:

	2007	2006

Term note payable to bank in monthly principal installments of $29,167 commencing January 2007 through May 2010. Interest is payable monthly at the bank’s prime rate (7.25% at December 31, 2007). The note is secured by substantially all assets of the Company.	$1,042,080	$1,392,084

Downtown Crossing acquisition note payable. Interest accrues at 6% per annum and is payable monthly, with certain limitations as defined in the agreement. All unpaid amounts are due on or before December 31, 2007, as defined in the agreement. The note is secured by the assets acquired.	880,628	1,045,628

Landmark Center acquisition promissory note with no stated interest rate. Due upon the occurrence of a sales event, as defined in the agreement. The note agreement includes a restrictive covenant requiring the Company’s wholly-owned subsidiary, KnowFat of Landmark Center, Inc., to maintain net equity of not less than $450,000.	450,000	450,000

Unsecured, non-interest bearing note payable. Due in equal monthly installments of $13,021 through September 2008. Interest imputed on the note using a discount rate of 5% totaled $59,597, which is being amortized over the term of the note. The unamortized discount was $1,926 and $11,957 at December 31, 2007 and 2006, respectively.	152,099	249,363

Indebtedness incurred in connection with the acquisition of the two franchisee locations. No stated interest rate; payable in 36 monthly installments of $2,142 through February 2008.	14,996	27,852

Note payable to the Watertown landlord in connection with the acquisition of the training center in 2004. The note is payable in monthly installments of $2,566 including interest at 5% through April 2010.	65,881	93,135

	2,605,684	3,258,062

Less current portion	1,874,993	2,045,722

Long-term debt	$730,691	$1,212,340

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Maturities of long-term debt at December 31, 2007 are as follows:

Year ending December 31,

2008	$1,874,993
2009	379,760
2010	350,931

$2,605,684

9.	Capital Lease Obligations

The Company leases certain equipment under capital leases. The equipment has been recorded at the present value of the total lease payments using discount rates ranging from 13.6% to 18.7%.

Future minimum lease payments under these leases are as follows:

Year ending December 31,

2008	$70,698
2009	55,989
2010	37,841
2011	3,921
168,449
Less imputed interest	33,862
134,587
Less current portion	51,582

Long-term portion of capital lease obligations	$83,005

The recorded cost and accumulated amortization of the equipment acquired are $ 249,888 and $106,951, respectively as of December 30, 2007. Amortization expense in 2007 and 2006 was $60,972 and $26,903, respectively.

10.	Capital Stock

On December 18, 2007, the Company, through a wholly-owned subsidiary, merged with and into KnowFat Franchise Company, Inc. (see Note 3).

Share Transactions Prior to the Merger

During 2007, prior to the Merger, KnowFat issued 1,412,903 shares of common stock comprised of 41,746 shares issued to consultants and vendors and 1,371,157 shares issued to George Foreman Ventures LLC (GFV) pursuant to the terms of a Services Agreement which became effective June 12, 2007. The 41,746 shares issued to consultants and vendors were valued at $31,237, or $0.75 per share.

Under the terms of the Services Agreement with GFV, KnowFat also agreed to (i) issue GFV an additional 152,351 shares of common stock promptly following the sale of the 600 th franchise, provided the sale of such franchise occurs by December 31, 2009 and (ii) pay GFV a royalty equal to 0.2% of aggregate net sales, in exchange for the performance of certain services by George Foreman and a limited license to use Mr. Foreman’s name and likeness in connection with the promotion of restaurants operated by KnowFat and its franchisees. The 1,371,157 shares of common stock issued to GFV vest over four years in accordance with the following schedule:

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Vesting Date	Number of Shares

June 12, 2007	685,578
June 13, 2008	304,702
June 13, 2009	152,351
June 13, 2010	152,351
June 11, 2011	76,175

In the event there is a change of control after December 18, 2007, as defined in the Services Agreement, GFV has the right to return 50% of the shares of common stock received in exchange for a prospective increase in the royalty rate to 0.5%

Advertising, marketing and promotion expenses for the year ended December 30, 2007 include $315,000 representing the fair value of the 685,578 shares that vested on June 12, 2007. Fair value was determined to be equal to the fair value of the common shares included in the Offering of Units (described below).

Shares Issued in Connection with the Merger

In connection with the Merger described in Note 3, on the Closing Date, 1,576,040 shares of Series A Preferred Stock and 719,440 shares of Series C Preferred Stock converted on a 1 for 1 basis into 2,295,480 shares of KnowFat common stock and 1,407,416 shares of Series B Preferred Stock converted on a 1.005504 for 1 basis into 1,415,162 shares of KnowFat common stock. In addition, the Antokal Note converted into 2,168,693 shares of KnowFat common stock.

All dividends on the Preferred Shares and accrued interest on the Antokal Note were forfeited upon conversion. The amount of cumulative but undeclared dividends on the Closing Date and at December 31, 2006 was approximately $1,897,000 and $956,000, respectively.

Following the conversion of the Preferred Shares and the Antokal Note, on the Closing Date, all of KnowFat’s common stock, par value $0.001 per share, issued and outstanding before the merger were exchanged for 11,500,983 shares of UFood’s Common Stock, par value $0.001 per share.

On the Closing Date and in connection with the Merger, $2,000,000 of Investor Notes issued by UFood in 2007 together with accrued interest of $40,087 automatically converted into 4,080,175 Units at a conversion rate of $0.50 per Unit.

Offering of Units

Concurrently with the closing of the Merger and in contemplation of the Merger, the Company completed the initial closing of a private offering (the Offering) of 5,720,000 units of its securities (Units), at a price of $1.00 per Unit. Each Unit consists of one share of Common Stock and a warrant to purchase one-half, or 50%, of a share of Common Stock. The Company subsequently consummated a second closing of 440,000 Units on December 21, 2007. The warrants (Investor Warrants) are exercisable for a period of five years at an exercise price of $1.25 per whole share of Common Stock.

In connection with the Offering, the Company retained a placement agent and paid the Placement Agent a commission of 10% of the funds raised from the investors in the Offering plus an expense allowance of $225,000. In addition, the Placement Agent received warrants to purchase a number of shares of Common Stock equal to 20% of the shares of Common Stock included in the Units sold to investors in the Offering. The Placement Agent warrants are exercisable for seven years at an exercise price of $1.00 per share. The Placement Agent was paid commissions of $616,000 and received warrants to purchase 1,232,000 shares of Common Stock in connection with the first and second closings of the Offering.

Within 90 days of the final closing of the Offering, the Company is expected to file a registration statement, to become effective in an additional 90 days from the filing date, registering for resale all shares of Common Stock issued in the Offering, including Common Stock (i) included in the Units; (ii) issuable upon exercise of Investor Warrants; (iii) issuable upon conversion of the Investor Notes; and (iv) issuable upon exercise of warrants issued to purchasers of the Investor Notes in connection with the conversion of their Investor Notes. The Company is obligated to pay monetary penalties equal to one and one-quarter percent (1.25%) of the purchase price paid by the holders of registrable securities for each full month that (i) the Company is late in filing the registration statement or (ii) the registration statement is late in being declared effective; provided, that in no event shall the aggregate of any such penalties exceed fifteen percent (15%) of the gross purchase price paid by the holders of registrable securities.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Warrants

At December 30, 2007, warrants to purchase 7,759,314 shares of UFood Common Stock were issued and outstanding as follows:

Description	Number of Warrants	Exercise Price
New Warrants	607,226	$1.00
Placement Agent warrants	2,032,000	$1.00
Investor Notes warrants	2,040,088	$1.25
Investor Warrants	3,080,000	$1.25
Total	7,759,314

In connection with the Merger, all of KnowFat’s issued and outstanding warrants converted into New Warrants to purchase shares of the Company’s Common Stock. The number of shares of Common Stock issuable under the New Warrants was calculated based on the terms of the original KnowFat warrants, as adjusted by the Conversion Ratio. Immediately prior to the consummation of the Merger, the exercise price of all outstanding KnowFat warrants was adjusted to $1.00, and such exercise price was not affected by the conversion ratio in the Merger.

As a result of the foregoing, on the Closing Date, 281,482 KnowFat warrants issued in the connection with the sale of Series B preferred stock and 141,211 KnowFat warrants issued in connection with the sale of Series C preferred stock were exchanged for 422,693 New Warrants with an exercise price of $1.00. The Company recognized an expense of $75,158 as a result of the change in the exercise price to $1.00.
In addition, the warrant issued to an officer of the Company in 2006 to purchase up to 184,533 shares of KnowFat common stock for his personal guaranty of the Company’s obligations to TD Banknorth, N.A. was exchanged for a New Warrant with an exercise price of $1.00.

In connection with the Company’s sale of $2,000,000 of Investor Notes and the sale of 6,160,000 Units, the Placement Agent was issued warrants to purchase 800,000 and 1,232,000 shares, respectively, of UFood Common Stock at an exercise price of $1.00. The warrants issued to the Placement Agent expire seven years from the date they were issued.

In connection with the conversion of the $2,000,000 of Investor Notes, 2,040,088 warrants were issued to the purchasers of the Investor Notes. The Investor Note warrants have an exercise price of $1.25 and expire in five years.

The sale of 6,160,000 Units included the issuance of 3,080,000 warrants. The Investor Warrants have an exercise price of $1.25 and expire in five years.

11.	Stock-Based Compensation

At December 30, 2007, the Company has two share-based, shareholder approved employee compensation plans, the 2004 Stock Option Plan (2004 Plan) and the 2007 Equity Incentive Plan (2007 Plan, and together with the 2004 Plan, the Equity Plans), which are described below. During 2007 and 2006, the Company recognized $249,292 and $23,464 of compensation expense for awards under the Equity Plans.

The Company estimates the fair value of stock options using a Black Scholes option pricing model with the assumptions noted in the following table. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield.

The fair value of each stock option grant was estimated on the date of grant using the following assumptions:

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

	2007	2006

Expected term (years)	6	6
Expected volatility	45%	40%
Risk-free interest rate	4.37%	4.71%
Expected annual dividend	None	None

The expected term is based on the weighted average midpoint between vesting and the contractual term. Expected volatility is based on the historical volatility of published common stock prices over the last six years of comparable publicly held companies. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options granted for the years ended December 30, 2007 and December 31, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The 2004 Plan

Under the terms of the 2004 Plan, the Company was authorized to grant incentive stock options (ISO’s), non-qualified stock options and restricted stock for up to 304,702 shares of common stock in the aggregate, to employees, officers, directors, consultants and agents of the Company. The Company believes that such awards align the interests of its employees with those of its shareholders. In general, stock option awards under the 2004 Plan are granted with an exercise price equal to the fair value of the Company’s stock at the date of grant, vest over a three-year period and expire ten years from the date of grant. As a result of the Merger, no awards will be made under the 2004 Plan after December 18, 2007.

A summary of option activity under the 2004 Plan during 2007 and 2006 is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	163,096	$0.45	9.1
Granted	63,095	$0.75	10.0
Exercised	—	-
Forfeited	—	-
Outstanding at December 31, 2006	226,191	$0.54	8.4	$113,397
Granted	148,461	$0.66	10.0
Exercised	—	-
Forfeited	(69,950)	$0.36	8.4
Outstanding at December 30, 2007	304,702	$0.61	8.8	$146,257

Exercisable at December 30, 2007	304,702	$0.61	8.8	$146,257

At December 30, 2007, all of the options outstanding under the 2004 Plan were vested. The weighted average grant date fair value of options granted during 2007 and 2006 was $0.36 and $0.20, respectively. There was no unrecognized compensation expense related to options outstanding under the 2004 Plan at December 30, 2007.

Upon consummation of the Merger described in Note 3, the exercise price of 26,661 options granted during 2006 was reduced from $4.27 per share to $1.00 per share. In addition, all options outstanding under the 2004 Plan became fully vested. As a result of these modifications, the Company recognized additional compensation expense of $4,631 during the year ended December 30, 2007.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The 2007 Plan
The 2007 Plan was approved in contemplation of the Merger. There were no awards under the 2007 Plan prior to December 18, 2007, the Closing Date of the Merger. Awards of ISO’s, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock or performance units may be made under the 2007 Plan of up to a maximum of 3,000,000 shares of Common Stock to employees, directors, consultants and agents of the Company. The Company believes awards under the 2007 Plan align the interests of its employees with those of its shareholders. At December 30, 2007, 1,950,000 stock options were outstanding under the 2007 Plan. The outstanding stock options have an exercise price of $1.00 per share, have a term of 10 years and vest over a three year period. Options to purchase 625,000 shares vested on the date of grant and 475,000, 475,000 and 375,000 options will vest in fiscal 2008, 2009 and 2010, respectively.

Activity under the 2007 Plan from December 18, 2007, the Merger Date, through December 30, 2007 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at December 17, 2007	-0-	$—
Granted	1,950,000	1.00
Exercised	—	-	-
Forfeited	—	-	-
Outstanding at December 30, 2007	1,950,000	$1.00	10.0	$175,500

Exercisable at December 30, 2007	625,000	$1.00	10.0	$56,250

The weighted average grant date fair value of options granted during 2007 under the 2007 Plan was $0.27.

At December 30, 2007 there was $362,748 of total unrecognized compensation cost related to non-vested options granted under the 2007 Plan. This cost will be recognized over approximately three years.

On December 6, 2007, the Company’s board of directors approved the grant of 87,090 non-qualified stock options to an employee. The options have an exercise price of $0.66 per share, are exercisable for 10 years and are fully vested. The Company recognized compensation expense of $15,649 in connection with this option award.

On February 12, 2008, the Company’s board of directors approved a 3,000,000 increase in the number of shares of Common Stock reserved for issuance under the 2007 Plan to 6,000,000 shares. The increase is subject to approval by a majority of shares represented at the Company’s annual meeting.

12.	Income Taxes

On January 1, 2007, the Company adopted the provisions of FIN No. 48. FIN No. 48 requires that the impact of tax positions taken by the Company be recognized in the financial statements if they are more likely than not of being sustained based upon the technical merits of the position. The Company has a valuation allowance against the full amount of its net deferred taxes. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The implementation of FIN No. 48 had no impact on the Company’s financial statements due to the valuation allowances that have historically been provided against all deferred tax assets.

No provision for current income taxes has been recorded for 2007 and 2006 due to the Company’s cumulative net losses. Significant components of deferred tax assets are net operating loss carryforwards, start-up costs and organizational costs capitalized for tax purposes, and deferred revenue. Significant components of deferred tax liabilities are depreciation of property and equipment. The net deferred tax assets are fully reserved by a valuation allowance due to the uncertainty of realizing the tax benefit of the deferred tax assets.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Net deferred tax assets (liabilities) at December 30, 2007 and December 31, 2006 are as follows:

	2007	2006
Deferred tax assets
Federal	$4,923,000	$3,182,000
State	905,000	876,000
Total deferred tax assets	5,828,000	4,058,000
Valuation allowance	(5,828,000)	(4,058,000)
Net deferred tax assets	$-	$-

The components of income tax benefit (expense) are as follows:

	2007	2006
Federal
Deferred
Net operating loss carryforward	$1,678,000	$1,337,000
Other	61,000	57,000
	1,739,000	1,394,000
State
Deferred
Net operating loss carryforward	317,000	361,000
Other	(286,000)	16,000
	31,000	377,000

Tax benefit before adjustment to valuation allowance	1,770,000	1,771,000
Adjustment to valuation allowance	(1,770,000)	(1,771,000)
Net tax benefit	$-	$-

The Company’s effective income tax rate differs from the federal statutory income tax rate as follows for the years ended December 31, 2007 and 2006.

	2007	2006

Federal tax provision rate	34%	34%
State tax provision, net of federal provision	6%	6%
Change in valuation allowance	(40)%	(40)%
	-	-

Management has evaluated the evidence bearing upon the realization of its deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. As a result, management has recorded a full valuation allowance. If the Company should generate sustained future taxable income against which these tax attributes might be applied, some portion or all of the valuation allowance would be reversed.

The Company’s income tax returns have not been audited by the Internal Revenue Service (IRS) or any state taxing authority. The years 2004 through 2007 remain open to examination by the IRS and state taxing authority. The Company believes it is not subject to any tax exposure beyond the preceding discussion. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date FIN No. 48 was adopted, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any significant interest expense recognized during the year ended December 30, 2007.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Federal and state net operating loss carryforwards expire in 2027 and 2012, respectively. Ownership changes, as defined in Section 382 of the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that may be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

13.	Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk include cash and cash equivalents, which occasionally exceed current federal deposit insurance limits. Substantially all of the cash and cash equivalents are maintained in a certain large commercial bank. Senior management continually reviews the financial stability of this institution.

14.	Commitments and Contingencies

Leases

The Company rents store and office locations under non-cancelable operating leases and tenant at will arrangements. The agreements expire on various dates through December 2016, and some include options to extend. The leases require the Company to pay its share of the operating expenses of the leased properties, including taxes, utilities and insurance.

Future minimum payments at December 30, 2007 under non-cancelable leases are as follows:

Year ending December 31,

2008	$727,000
2009	632,000
2010	602,000
2011	616,000
2012	633,000
Thereafter	1,270,000

$4,480,000

Employment Agreements

On October 15, 2007, in contemplation of the Merger described in Note 3, the Company entered into employment agreements with its chief executive and its vice president of business development. Each agreement is for a term of three years and provides for the payment of a base salary and benefits, an annual bonus to be determined by the Company’s Board of Directors, an equity award under the Company’s 2007 Equity Incentive Plan and, in the case of the Company’s chief executive, a payment for each franchise sold.

The agreements further provide that if the executive’s employment is terminated by the Company without cause, or by the executive as a result of constructive termination by the Company, or as a result of the executive’s death or disability, the Company is obligated to pay severance (consisting of salary and benefits as in effect at the time of termination) to the executive (or the executive’s legal representatives) for a period equal to the lesser of 12 months or the then remaining balance of the employment term. One of the employment agreements provides that if the executive terminates his employment voluntarily at a point more than 30 days after the effective date of the registration statement by which the Units sold in the Offering are registered for resale, the executive is entitled to the same termination benefits he would be entitled to if his employment is terminated by the Company without cause.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Legal matters

In November 2007, the Company received a letter from counsel to a former franchisee regarding potential claims against the Company and certain of its officers and directors. The letter also states a desire for the parties to reach a mutually-satisfactory negotiated resolution to the dispute. A draft demand for arbitration, which has not been filed, was included with the letter and claims that the Company and certain of its officers and directors made false and misleading statements (and material omissions of facts) in connection with the sale of the franchise in violation of the Minnesota Franchise Act. The draft demand seeks damages in the approximate amount of $2,000,000. This matter was settled in April 2008.

KFLG Watertown, Inc. (KFLG), a wholly-owned subsidiary of the Company, received a Default Letter (the Default Letter) on April 2, 2008, from BAA Boston, Inc. (BAAB) claiming certain defaults under KFLG’s Sublease Agreement with BAAB for retail premises (the Premises) at Logan International Airport in Boston, Massachusetts (the Sublease Agreement). The Default Letter claims that KFLG is in default of its obligations under the Sublease Agreement due to, among other things, KFLG’s failure to timely make certain subtenant improvements. The Default Letter demands that KFLG pay $104,000 in liquidated damages to BAAB and pay legal fees and expenses of BAAB in the amount of $28,822. This matter is only in the claim stage and no legal proceeding has been commenced. The Company believes it made the subtenant improvements on a timely basis and has denied BAAB’s allegations that it is in default of the Sublease Agreement. The Company has been in contact with representatives of BAAB to try and resolve this matter. In the event the Company is unable to resolve this matter, BAAB has indicated it will seek to enforce any and all of its rights and remedies available under the Sublease Agreement including the possible termination of the Sublease.

In connection with the build-out of the Premises at Logan International Airport, demands have been made, legal proceedings have been commenced and liens have been filed against the Company’s subsidiaries and their properties by certain subcontractors that performed work on the Premises in connection with payments for services allegedly past due. The general contractor on the project is responsible for the amounts claimed by the subcontractors. The Company has paid the general contractor and intends to assert claims against the general contractor for, among other things, the amounts claimed by the subcontractors. There can be no assurance however, that we will be able to recover any amounts from the general contractor.

The Company is subject to legal proceedings and claims which arise in the normal course of business. In the opinion of management, the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company’s financial position, results of operations or cash flow.

15.	Related Party Transactions

In October 2007, in contemplation of the Merger, UFood entered into an employment agreement with its chief executive officer (Note 14). Under the terms of the agreement, the Company agreed to pay the executive a fee of $10,000 upon the consummation by the Company of the sale of a franchise restaurant. To the extent any franchise transaction is part of an Area Development Agreement, $5,000 of the fee is payable in cash and the remainder is payable in shares of the Company’s Common Stock. The franchise and development fee arrangement included in the executive’s employment agreement replaced a similar arrangement covering the period preceding the Merger, except that franchise and development fees earned prior to the Merger were payable 100% in cash. During 2007 and 2006, the Company recorded franchise and development fee expenses of $-0- and $125,000, respectively.

The Company retained a Placement Agent in connection with the sale of the Investor Notes (Note 7) and the Offering of Units (Note 10). At December 30, 2007, the Placement Agent directly and indirectly through affiliates owned 3,700,000 shares of Common Stock and warrants to purchase 2,082,000 shares of Common Stock.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

16.	Supplemental Disclosures of Cash Flow Information:

	2007	2006

Cash paid during the year for interest	$182,422	$131,603

Summary of non-cash investing and financing activities
Accrued preferred stock dividends	$941,365	$606,334
Conversion of promissory notes into Common Stock	$2,656,809	$—
Conversion of preferred stock into Common Stock	$4,968,803	$—
Property and equipment acquired with capital lease	$33,420	$140,655
Goodwill acquired with long-term debt	$—	$402,327
Property and equipment acquired with long-term debt	$—	$658,388
Inventory acquired with long-term debt	$—	$6,506
Deposits acquired in business combination	$—	$33,224
Accounts payable assumed in business combinations	$—	$25,445
Long-term debt assumed / incurred in business combinations	$—	$1,075,000

17.	Loss per share

The amounts used for basic and diluted per share calculations are as follows:
	2007	2006
Net loss	$(5,451,414)	$(4,125,613)
Preferred stock dividend requirements	(941,365)	(606,334)
Net loss allocable to common stockholders	$(6,392,779)	$(4,731,947)
Weighted average number of shares outstanding - basic and diluted	9,433,081	7,919,388
Basic and diluted loss per common share	$(0.68)	$(0.60)

Our diluted loss per share is the same as our basic loss per share since the effect of the assumed exercise of options and warrants to purchase common stock is anti-dilutive. A total of 4,870,186 and 3,617,821 potential common shares from the assumed exercise of options and warrants and the assumed conversion of preferred stock were excluded from the calculation of diluted net loss per share for the years ended December 30, 2007 and December 31, 2006, respectively, because their inclusion would have been anti-dilutive.
18.	Segment Data

The Company operates two business segments; Store Operations and Franchise Operations. The Store Operations segment comprises the operating activities of restaurants owned or operated by the Company. The Franchise Operations segment is comprised of the operating activities of the franchise business unit which licenses qualified operators to conduct business under the Knowfat and UFood Grill tradenames and also costs to monitor the operations of these business units. Under the terms of the franchise agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Knowfat and UFood Grill tradenames.

UFOOD RESTAURANT GROUP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The accounting policies of the segments are the same as those described in Note 2. Interest expense has been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments’ revenues, net loss and assets agree with the comparable amounts contained in the Company’s audited financial statements.

Segment information for the Company’s two business segments follows:

	2007	2006
Revenues:
Store operations	$4,543,194	$3,273,103
Franchise operations	361,689	418,591
Total revenue	$4,904,883	$3,691,694

Segment loss:
Store operations	$(999,385)	$(401,840)
Franchise operations	(522,137)	(618,856)
Total segment loss	$(1,521,522)	$(1,020,696)

Advertising, marketing and promotion	$671,440	$548,330
Depreciation and amortization	429,586	222,744
Unallocated general and administrative expenses	2,384,581	2,227,089
Interest (income) expense	369,130	97,867
Other (income) expenses, net	75,155	8,887
Net loss	$(5,451,414)	$(4,125,613)

Depreciation and amortization:
Store operations	$372,404	$186,818
Franchise operations	57,181	35,926
Total depreciation and amortization	$429,586	$222,744

Capital expenditures:
Store operations	$937,859	$966,428
Franchise operations	88,008	98,691
Total capital expenditures	$1,025,867	$1,065,119

Segment assets:
Store operations	$3,834,155	$2,587,638
Franchise operations	4,749,391	3,479,884
Total segment assets	$8,583,546	$6,067,522

18.	Subsequent Events

Subsequent to December 30, 2007, the Company completed three additional closings, including a final closing on March 31, 2008, of a private Offering of its securities to accredited investors (see Note 10). The Company sold a total of 4,781,000 Units, at a price of $1.00 per Unit, in the first quarter of fiscal 2008 and issued 2,950,500 Investor Warrants to the investors who purchased Units. In addition, the Company paid the Placement Agent commissions totaling $478,100 and issued the Placement Agent warrants to purchase 956,200 shares of Common Stock.

Subsequent to December 30, 2007, the Company paid $800,000 to extinguish the $880,628 note payable issued in connection with the Company’s acquisition of the Boston Downtown Crossing restaurant and store (see Note 8).

26,035,260 Shares of Common Stock

UFood Restaurant Group, Inc.

PROSPECTUS

                      , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the fees and expenses payable by us in connection with the issuance and distribution of the shares of our common stock.

EXPENSE	AMOUNT

Registration Fee	$1,381
Legal Fees and Expenses	95,000
Accounting Fees and Expenses	10,000
Miscellaneous Fees and Expenses	5,000

Total	$111,381

Item 14. Indemnification of Directors and Officers.

Nevada Revised Statutes (NRS) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors, officers, employees and agents. The person entitled to indemnification must have conducted himself in good faith, and must reasonably believe that his conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe that his conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he has met the standards for indemnification and will personally repay the expenses if it is determined that such officer or director did not meet those standards.

Our bylaws include an indemnification provision under which we have the power to indemnify our current and former directors, trustees, officers, employees and other agents against expenses (including attorneys’ fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by any such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, trustee, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

Item 15. Recent Sales of Unregistered Securities.

Sales by KnowFat
In August 2005, KnowFat sold units consisting of 923,800 shares of series B convertible preferred stock and warrants to purchase 184,760 shares of KnowFat common stock to certain investors for an aggregate consideration of $4,619,000. The shares and warrants were issued to accredited investors as defined under Regulation D promulgated by the SEC and otherwise in accordance with the provisions of Regulation D promulgated by the SEC. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

In November 2006, KnowFat sold units consisting of 719,440 shares of series C convertible preferred stock and warrants to purchase 141,211 shares of KnowFat common stock to certain investors for an aggregate consideration of $3,069,466. The shares and warrants were issued to accredited investors as defined under Regulation D and otherwise in accordance with the provisions of Regulation D. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

In September 2006, KnowFat entered into agreements with George Foreman Ventures, LLC, pursuant to which KnowFat was granted the limited right to use George Foreman’s name and likeness in connection with the promotion of restaurants operated by KnowFat and its franchisees in exchange for: (i) 900,000 shares of KnowFat common stock; (ii) 100,000 additional shares of KnowFat common stock following the sale of the 600th franchise of an outlet offering our products, provided such sale occurs by December 31, 2009; and (iii) 0.2% of the aggregate net sales of the franchise and company owned stores during the term of the agreements. The sale was exempt from registration under Section 4(2) of the Securities Act.

In October 2006 and September 2007, KnowFat issued an aggregate of 4,234 shares of its common stock valued at $5.00 per share (for an aggregate consideration of $21,170) to certain of its vendors in consideration for the marketing and consulting services provided by such vendors to KnowFat. The issuance was exempt from registration under Section 4(2) of the Securities Act.

Sales by Axxent Media Corporation

In September and October 2007, Axxent Media Corporation sold $2,000,000 principal amount of its 9% convertible promissory notes to accredited investors for total cash consideration of $2,000,000. All of the gross proceeds that Axxent received from the note offering were used to provide a bridge loan to KnowFat to meet KnowFat’s capital needs prior to the closing of the merger and the private placement. The convertible notes bore interest at the rate of 9% per annum and were for a term of 180 days, and automatically converted into shares of our common stock and warrants to purchase our common stock upon the closing of the merger. The aggregate principal amount of the convertible notes, plus accrued and unpaid interest, converted into 4,080,175 shares of our common stock and warrants to purchase 2,040,088 shares of our common stock. The convertible notes were sold to accredited investors as defined under Regulation D and non-U.S. persons as defined under Regulation S, and otherwise in accordance with the provisions of Regulation D and/or Regulation S. In connection with the note offering, we paid the placement agent for the note offering a cash commission of $200,000, and issued to that placement agent warrants to purchase 800,000 shares of our common stock at an exercise price of $1.00 per share.

Shares Issued in Connection with the Merger

Simultaneously with the closing of the merger in December 2007, all of the issued and outstanding shares of KnowFat, consisting of (i) 1,034,481 shares of series A preferred stock converted, on a one-to-one basis, (ii) 923,800 shares of series B preferred stock converted, one a 1-to-1.005504 basis and (iii) 719,440 shares of series C preferred stock converted, on a one-to-one basis, into shares of KnowFat common stock. On the closing date, the holders of common stock of KnowFat (including the converted shares of preferred stock) surrendered all of their issued and outstanding shares and received 11,500,983 shares of our common stock. Also on the closing date, (a) the holders of the issued and outstanding warrants to purchase KnowFat common stock received the new warrants to purchase shares of our common stock, and (b) the holders of issued and outstanding options to purchase KnowFat common stock received new options to purchase shares of our common stock. 607,226 and 391,791 shares of our common stock, respectively, are reserved for issuance on exercise of the new warrants and the new options. The number of shares of our common stock issuable under, and the price per share upon exercise of, the new options were calculated based on the terms of the original options of KnowFat, as adjusted by the conversion ratio in the merger. The new options became immediately exercisable upon consummation of the merger. The number of shares of our common stock issuable under the new warrants was calculated based on the terms of the original warrants of KnowFat, as adjusted by the conversion ratio in the merger. Immediately prior to the consummation of the merger, the exercise price of all outstanding KnowFat warrants was adjusted to $1.00, and such exercise price was not affected by the conversion ratio in the merger.

Our pre-merger stockholders retained 7,500,000 shares of our common stock in the merger.

The transactions described above were exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

Shares Issued in Connection with the Private Placement

Concurrently with the closing of the merger in December 2007, and in contemplation of the merger, we consummated a private offering of 6,160,000 units of our securities, at a price of $1.00 per unit. Each unit consists of one share of our common stock and a warrant to purchase one-half, or 50%, of a share of our common stock. The investors collectively purchased the units for total cash consideration of $6,160,000.

In January 2008, we sold 863,000 units at a price of $1.00 per unit, in February 2008, we sold 1,927,000 units at a price of $1.00 per unit and in March 2008 we sold 1,991,000 units at a price of $1.00 per unit. Each unit consists of one share of our common stock and a warrant to purchase one-half of one share of our common stock. The investors collectively purchased these units for aggregate cash consideration of $4,781,000.

All of the units were sold only to accredited investors, as defined under Regulation D under the Securities Act, and non-U.S. persons, as defined under Regulation S under the Securities Act and otherwise in accordance with the provisions of Rule 506 of Regulation D and/or Regulation S. In the offering, no general solicitation was made by us or any person acting on our behalf. The units were sold pursuant to transfer restrictions, and the certificates for shares of common stock and warrants underlying the units sold in the offering contain appropriate legends stating that such securities are not registered under the Securities Act and may not be offered or sold absent registration or an exemption from registration.

We paid the placement agent retained in connection with the offering a commission of 10% of the funds raised from the investors in the offering plus an expense allowance. In addition, the placement agent received warrants to purchase a number of shares of common stock equal to 20% of the shares of common stock included in the units sold to investors in the offering. As a result of the foregoing, the placement agent was paid commissions aggregating $1,094,100 and received warrants to purchase a total of 2,188,200 shares of our common stock in connection with the offering.

The offering is more fully described in the Company’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2007, the Company’s Form 8-K, filed with the SEC on February 8, 2008, and the Company’s Form 8-K, filed with the SEC on March 31, 2008, each of which is incorporated herein by reference.

Shares and Warrants Issued in Connection with Corporate Awareness Campaign

In May 2008, we commenced a corporate awareness campaign in the investment community. The campaign encompasses investor relations and public relations services, including traditional media outlets like television, radio, and print, and the internet. The corporate awareness campaign encompasses the following activities: (i) written articles and television coverage of the Company via traditional media outlets; (ii) arranging meetings with investment professionals and prospective investors in various cities in the United States; (iii) introductions to potential financing sources; (iv) preparation, printing and distribution of profile reports about the Company to various proprietary databases; and (v) distribution of press releases, news releases and research on the Company and its activities. The campaign aims to build awareness for our brand with current and prospective shareholders, franchisees and customers. The campaign does not involve the sale of franchises. In connection with the campaign, we entered into service agreements with a number of investor relations and public relations firms, in connection with which we issued to the service providers an aggregate of 740,000 shares of our common stock and warrants to purchase an aggregate of 2,916,666 shares of our common stock in partial payment for their services. The services provided by the investor relations are provided on a “best efforts” basis.  No dollar value was assigned to these services in the agreements. The transactions described above were exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits.

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization, dated as of December 18, 2007, by and among UFood Restaurant Group, Inc., KnowFat Acquisition Corp. and KnowFat Franchise Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

2.2	Certificate of Merger (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

3.1(a)
Amended and Restated Articles of Incorporation of UFood Restaurant Group, Inc. (f/k/a Axxent Media Corporation and UFood Franchise Company) (incorporated by reference to Exhibit 3.1(a) to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 22, 2007)

3.1(b)
Amendment to Articles of Incorporation of UFood Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1(b) to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 26, 2007)

3.2
Amended and Restated Bylaws of UFood Restaurant Group, Inc. (f/k/a Axxent Media Corporation and UFood Franchise Company) (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 31, 2006)

4.1
Form of Investor Warrant of UFood Restaurant Group, Inc., issued as of December 18, 2007 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

4.3	†	Form of Warrant of UFood Restaurant Group, Inc., issued as of December 18, 2007, to former holders of Warrants of KnowFat Franchise Company, Inc.

5.1	†	Opinion of Gottbetter & Partners, LLP

10.1
Form of Registration Rights Agreement, dated as of December 18, 2007, by and between UFood Restaurant Group, Inc., and the investors in the Offering (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.2
Split-Off Agreement, dated as of December 18, 2007, by and among UFood Restaurant Group, Inc., Brent Hahn, Axxent Media, Inc., and KnowFat Franchise Company, Inc.(incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.3
General Release Agreement, dated as of December 18, 2007, by and among UFood Restaurant Group, Inc., Brent Hahn, Axxent Media, Inc., and KnowFat Franchise Company, Inc.(incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.4
Employment Agreement between KnowFat Franchise Company, Inc., and George Naddaff (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.5
Employment Agreement between KnowFat Franchise Company, Inc., and Eric Spitz (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.6		KnowFat Franchise Company, Inc., 2004 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.7	UFood Restaurant Group, Inc., 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.8
Form of Stock Option Agreement by and between UFood Restaurant Group, Inc., and participants under the 2004 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.9
Form of Stock Option Agreement by and between UFood Restaurant Group, Inc., and participants under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.10
Escrow Agreement by and between UFood Restaurant Group, Inc., and Gottbetter & Partners, LLP, dated December 18, 2007 (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.11
Escrow Agreement by and between UFood Restaurant Group, Inc., George Naddaff, Eric Spitz and Gottbetter & Partners, LLP, dated December 18, 2007 (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 26, 2007)

10.12
Securities Purchase Agreement by and between UFood Franchise Company, Inc., and the Buyers (as defined therein), dated September 24, 2007 (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.13
Form of Investor Note issued by UFood Franchise Company, Inc. (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.14
Form of Placement Agent Warrant issued as of October 4, 2007 (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.15
Placement Agency Agreement by and between UFood Franchise Company, Inc., and Spencer Trask Ventures, Inc., dated as of August 24, 2007 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.16
Subordination Agreement by and between T.D. Banknorth, N.A. and UFood Franchise Company, Inc., dated as of September 24, 2007 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on December 13, 2007)

10.17
Employment agreement between UFood Restaurant Group, Inc., and Charles A. Cocotas (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-k filed with the Securities and Exchange Commission on February 19, 2008)

10.18
Placement Agency Agreement by and between UFood Restaurant Group, Inc., KnowFat Franchise Company, Inc., and Spencer Trask Ventures, Inc., dated October 17, 2007 (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

10.19
Amendment No. 1 to Placement Agency Agreement, dated February 14, 2008, by and between UFood Restaurant Group, Inc., KnowFat Franchise Company, Inc., and Spencer Trask Ventures, Inc., dated October 17, 2007 (incorporated by reference to Exhibit 10.22 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

10.20
Form of Subscription Agreement between UFood Restaurant Group, Inc., Spencer Trask Ventures, Inc., and Private Placement Investors (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

10.21
Form of Warrant Issued to Spencer Trask Ventures, Inc., in connection with the Offering (incorporated by reference to Exhibit 10.24 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

10.22
Finder’s Fee Agreement between UFood Restaurant Group, Inc., and Spencer Trask Ventures, Inc., dated December 18, 2007 (incorporated by reference to Exhibit 10.25 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

10.23
UFood Restaurant Group, Inc., Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.26 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 19, 2008)

10.24	†	Services Agreement dated September 6, 2006, between KnowFat Franchise Company, Inc., and George Foreman Ventures, LLC

10.25	†	Promotion License Agreement dated September 6, 2006, between KnowFat Franchise Company, Inc., and George Foreman Ventures, LLC

10.26	†	Letter Agreement dated June 12, 2007, between KnowFat Franchise Company Inc, and George Foreman Ventures, LLC

10.27	†	Credit Agreement dated as of May 27, 2005, between KFLG Watertown, Inc., and TD Banknorth, N.A.

10.28	†	Guarantee and Security Agreement, dated as of September 6, 2006, made by Knowfat Of Landmark Center, Inc., in favor of TD Banknorth, N.A.

10.29	†	First Amendment to Credit Agreement dated as of December 31, 2005, between KFLG Watertown, Inc., and TD Banknorth, N.A.

10.30	†	Second Amendment to Credit Agreement dated as of May 31, 2006, between KFLG Watertown, Inc., and TD Banknorth, N.A.

10.31	†	Third Amendment to Credit Agreement dated as of July 31, 2006, between KFLG Watertown, Inc., and TD Banknorth, N.A.

10.32	†	Fourth Amendment to Credit Agreement dated as of October 2, 2006, between KFLG Watertown, Inc., and TD Banknorth, N.A.

10.33	†	Media Services Agreement dated as of April 8, 2008, between Crosscheck Media Services and UFood Restaurant Group, Inc.

10.34	†	Consulting Agreement dated as of April 21, 2008, between New Century Capital Consultants and UFood Restaurant Group, Inc.

10.35	†	Consulting Agreement dated as of April 21, 2008, between Stara Zagora Kompanija, LTD, UFood Restaurant Group, Inc., and Neptune Media, LLC

10.36	†	Consulting Agreement dated as of April 9, 2008, between MarketByte LLC and UFood Restaurant Group, Inc.

10.37	†	Consulting Agreement dated as of April 9, 2008, between TGR Group LLC and UFood Restaurant Group, Inc.

10.38	†	Consulting Agreement dated as of June 16, 2008, between Aviatech and UFood Restaurant Group, Inc.

10.39	†	Joint Venture Agreement dated as of January 26, 2004 between George Naddaff and Eric Spitz and Low Fat No Fat Gourmet Café, Inc.

11.1
Statement re. Computation of Per Share Earnings (omitted in accordance with section (b)(11) of Item 601 of Regulation S-K; the computation of per share earnings is set forth in Part I in Note 8, Earnings per Share, to the Consolidated Financial Statements for the Three Months Ended March 30, 2008, and April 1, 2007, and in Note 17, Earnings per Share, to the 2007 Consolidated Financial Statements)

14.1		UFood Restaurant Group, Inc., Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 19, 2008)

16.1
Letter to the Securities and Exchange Commission from Manning Elliot LLP, dated March 6, 2008, regarding a change in Certifying Accountant (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A filed with the Securities and Exchange Commission on March 11, 2008)

21.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2008)

23.1	†	Consent of Gottbetter & Partners, LLP (included in its opinion filed as Exhibit 5.1)

23.2*	Consent of Carlin, Charron & Rosen, LLP*

24.1†	Power of Attorney (included on signature page)

* Filed herewith

† Previously filed

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Newton, Massachusetts, on
 October 17, 2008.

UFood Restaurant Group, Inc.

By:	/s/ Glenn E. Davis
Name: Glenn E. Davis
Title: Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

*		October 17, 2008
George Naddaff	Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Charles A. Cocotas		October 17, 2008
Charles A. Cocotas	President, Chief Operating Officer
and Director

/s/ Glenn E. Davis		October 17, 2008
Glenn E. Davis	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

*		October 17, 2008
Mark Giresi	Director

*		October 17, 2008
Robert Grayson	Director

*		October 17, 2008
Jeffrey Ross	Director

*By: /s/ Glenn E. Davis
Glenn E. Davis
Attorney-in-Fact